      As filed with the Securities and Exchange Commission on May 23, 2000
                                                 Registration No. 333- _________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                    under the
                             SECURITIES ACT OF 1933

                         LANGUAGEWARE.NET (COMPANY) LTD.
                 (Name of small business issuer in its charter)

            Israel                                        7372                                       N/A
   ------------------------------               ----------------------------                 ----------------------
    (State or jurisdiction of                   (Primary Standard Industrial                   (I.R.S. Employer
   incorporation or organization)                Classification Code Number)                 Identification Number)

                                 102 SOUTH TEJON
                                    SUITE 320
                           COLORADO SPRINGS, CO 80903
                                 (719) 955-3400
                   (Address, Including Zip Code and Telephone
                         Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                            -------------------------

                   Todd A. Oseth, 102 South Tejon, Suite 320,
                   Colorado Springs, CO 80903, (719) 955-3400
                     (Name, Address, Including Zip Code and
                                Telephone Number,
                  Including Area Code, of Agent for Service for
                                 the Registrant)

                            -------------------------

                        Copies of all communications to:

                           Herbert H. Davis III, Esq.
                         Rothgerber Johnson & Lyons LLP
                       1200 Seventeenth Street, Suite 3000
                             Denver, Colorado 80202
                                 (303) 623-9000
                               (303) 623-9222 FAX

   APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a) (1) of this form, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                                                                 PROPOSED
                                                                            PROPOSED             MAXIMUM
                                                             OFFERING       MAXIMUM              AMOUNT OF
TITLE OF EACH CLASS OF                 AMOUNT TO BE          PRICE PER      AGGREGATE            REGISTRATION
SECURITIES TO BE REGISTERED            REGISTERED(1)         UNIT (1)       OFFERING PRICE       FEE
-------------------------------------- --------------------- -------------- -------------------- -------------------
ordinary shares, par value NIS $0.01     78,749,832 (2)        $0.785          $61,818,618          $16,321

(1) Based upon the average of the bid and asked prices of LanguageWare.net (Company) Ltd. as reported on the OTC Bulletin Board on May 16, 2000, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

(2)      Includes 7,444,444 ordinary shares issuable upon exercise of warrants.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                                   PROSPECTUS

                                78,749,832 SHARES

                         LANGUAGEWARE.NET (COMPANY) LTD.

                                 ORDINARY SHARES

         This prospectus relates to the resale by certain shareholders of LanguageWare.net (Company) Ltd. of up to 78,749,832 ordinary shares.

         The shares offered include:

         -    71,305,388 ordinary shares which are presently outstanding; and

         - up to 7,444,444 ordinary shares issuable upon the exercise of warrants held by certain private investors.

         We will not receive any proceeds from the sale of the shares. However, we would receive proceeds from the sale of shares to selling shareholders upon exercise of the warrants.

         The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

         Our ordinary shares trade on the OTC Bulletin Board under the trading symbol LWNTF. On May 16, 2000, the last reported bid and asked prices of the Common Stock on the OTC Bulletin Board were $0.76 and $0.81 per share.

         INVESTING IN OUR STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   THE DATE OF THIS PROSPECTUS IS MAY 23, 2000

         We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY................................................................................................3

SUMMARY CONSOLIDATED FINANCIAL DATA...............................................................................4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.................................................................5

RISK FACTORS......................................................................................................6

USE OF PROCEEDS..................................................................................................11

SELLING SECURITY HOLDERS.........................................................................................12

MARKET FOR COMMON EQUITY, DIVIDEND POLICY AND
RELATED SHAREHOLDER MATTERS......................................................................................13

SUPPLEMENTARY CONSOLIDATED FINANCIAL DATA........................................................................14

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.......................................................15

BUSINESS.........................................................................................................25

DESCRIPTION OF SECURITIES........................................................................................30

PLAN OF DISTRIBUTION.............................................................................................31

LEGAL MATTERS....................................................................................................33

EXPERTS..........................................................................................................33

WHERE YOU CAN FIND MORE INFORMATION..............................................................................33

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..................................................................33

INDEX TO FINANCIAL STATEMENTS....................................................................................35

         Unless the context otherwise requires, references in this prospectus to "LanguageWare.net," "we," "us" and "our" refer to LangaugeWare.net (Company) Ltd.

                               PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information and LanguageWare.net's financial statements and the notes to those statements appearing elsewhere in this prospectus.

         This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about LanguageWare.net and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, as more fully described in the "Risk Factors" section and elsewhere in this prospectus.

OUR BUSINESS

         Our principal executive offices are located at 102 South Tejon Street, Suite 320, Colorado Springs, Colorado 80903 and, and our telephone number is
(719) 955-3400. Our World Wide Web sites are "www.languageware.net" and "www.wholetree.com." The information in our Web sites is not incorporated by reference into this prospectus.

THE OFFERING

Ordinary shares offered by selling
  shareholders.........................         78,749,832 ordinary shares

Price per share to the public..........         Market price at the time of resale

Proceeds from offering.................         We will not receive any of the proceeds from the sale of the ordinary shares in this offering; however, we would receive proceeds from the sale of shares issuable upon the exercise of warrants. Proceeds from the exercise of warrants will be used for working capital and general corporate purposes.

Risk Factors...........................         The ordinary shares offered by the selling Shareholders are highly speculative, involve a high degree of risk and should not be purchased by an investor who cannot afford the loss of his or her entire investment.

Over-the-Counter Trading Symbol.........        ordinary shares:  LWNTF

SUMMARY CONSOLIDATED FINANCIAL DATA

         The following is a summary of selected historical and pro forma consolidated financial data of LanguageWare for the periods ended and as of the dates indicated. The summary pro forma consolidated financial data as of and for the year ended December 31, 1999 reflect adjustments where appropriate, to our historical financial data to give effect to the January 14, 2000 acquisition of Star+Globe Technologies Pte. Ltd. A pro forma for the three months ended March 31, 2000 is not required as the results of operations of Star+Globe were included with our results of operations effective January 1, 2000. The historical consolidated financial data as of March 31, 2000 and for the three months ended March 31, 2000 and 1999 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of such data. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for a full financial year. This data should be read in conjunction with, and are qualified in their entirety by reference to, our Consolidated Financial Statements and the related Notes, our unaudited Pro Forma Condensed Consolidated Financial Statements and the related Notes and the "Management's Discussion and Analysis of Financial Condition" section appearing elsewhere in this prospectus.

                                       THREE MONTHS ENDED                                                             PRO FORMA
                                           MARCH 31,                      YEARS ENDED DECEMBER 31,                    YEAR ENDED
                                      ---------------------  ----------------------------------------------------    DECEMBER 31,
                                       2000(1)       1999         1999   1998(2)(3)  1997(3)    1996      1995         1999(4)
                                      ---------------------  ----------------------------------------------------   --------------
                                           (Unaudited)
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
Net Sales                              $    801     $  471     $  1,714   $ 1,949  $  3,125   $  4,953   $ 5,135        $   2,823
Cost of Sales and Professional
  Services                                  514        243        1,163       997     3,062      6,767     2,972            1,338
Operating Expenses                        3,808        656        2,154     7,666    10,159     19,065     9,848            5,683
                                      ---------------------  ----------------------------------------------------   --------------
Operating Loss                           (3,521)      (428)      (1,603)   (6,714)  (10,096)   (20,879)   (7,685)          (4,198)
Interest and Other, net                     293        227          679        78     1,912        155       163              357
                                      ---------------------  ----------------------------------------------------   --------------
Loss Before Extraordinary Item           (3,814)      (655)      (2,282)   (6,792)  (12,008)   (21,034)   (7,848)          (4,555)
Extraordinary Gain on Debt
  Extinguishment                              -        885          885         -         -          -         -              885
                                      ---------------------  ----------------------------------------------------   --------------
Net Income (Loss)                        (3,814)       230       (1,397)   (6,792)  (12,008)   (21,034)   (7,848)          (3,670)
Deemed Dividend on Preferred Shares           -          -            -     2,535     1,844          -         -                -
                                      ---------------------  ----------------------------------------------------   --------------
Income (Loss) Applicable to
  Ordinary Shares                      $ (3,814)    $  230     $ (1,397)  $(9,327) $(13,852)  $(21,034)  $(7,848)       $  (3,670)
                                      =====================  ====================================================   ==============

Basic and Diluted Loss per Ordinary
  Share:
  Loss Before Extraordinary Item       $  (0.05)    $(0.02)    $  (0.08)  $ (0.34) $  (1.11)  $  (2.12)  $ (1.22)       $   (0.07)
  Extraordinary Item                          -       0.03         0.03         -         -          -         -             0.01
                                      ---------------------  ----------------------------------------------------   --------------
  Income (Loss) Applicable to
    Ordinary Shares                    $  (0.05)    $ 0.01     $  (0.05)  $ (0.34) $  (1.11)  $  (2.12)  $ (1.22)       $   (0.06)
                                      =====================  ====================================================   ==============
Weighted Average Number
  of Ordinary Shares Outstanding         70,222     29,292       30,407    27,242    12,495      9,926     6,421           64,080
                                      =====================  ====================================================   ==============

                                         AS OF
                                        MARCH 31,                     AS OF DECEMBER 31,
                                      ------------    ----------------------------------------------------
                                          2000          1999      1998      1997       1996      1995
                                      ------------    ----------------------------------------------------
                                      (Unaudited)
CONSOLIDATED BALANCE SHEET DATA:
Cash and Cash Equivalents               $  3,811      $    249   $    141   $  2,499   $  8,723  $  9,633
Working Capital (Deficit)               $  2,683      $   (606)  $ (1,456)  $    109   $  3,628  $ 10,329
Total Assets                            $  9,126      $    909   $    599   $  6,438   $ 13,789  $ 17,650
Long-Term Obligations                   $      -      $      -   $     15   $  1,162   $  2,948  $  2,541
Total Liabilities                       $  1,723      $  1,445   $  1,980   $  5,415   $  4,062  $  2,358
Accumulated Deficit                     $(57,258)     $(53,444)  $(52,047)  $(45,255)  $(33,247) $(12,213)
Shareholders' Equity (Deficit)          $  7,403      $   (536)  $ (1,381)  $  1,023   $  2,974  $ 10,133

--------------------

(1) The consolidated statement of operations data for the three months ended March 31, 2000 includes the results of operations of Star+Globe effective January 1, 2000.

(2) In 1998, we recognized a restructuring charge of $1,257,000 related primarily to severance costs and the disposal of excess capital equipment. See Management's Discussion and Analysis and Note 1 to our December 31, 1999 consolidated financial statements.

(3) In 1997 and 1998, we issued convertible preferred shares at a discount and have reflected as a deemed dividend on preferred shares the amount of the beneficial conversion feature.

(4) The pro forma data gives effect to the acquisition of Star+Globe as if it had occurred on January 1, 1999.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis or Plan of Operations," "Business" and elsewhere in this Prospectus and in our periodic filings with the Commission constitute forward-looking statements. These statements involve known and unknown risks, significant uncertainties and other factors what may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

         In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined below. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the risks described below before you decide to buy our common stock. If any of the following risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment. You also should refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes.

                         RISKS RELATED TO OUR OPERATIONS

THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         From our inception through December 31, 1999, we have accumulated deficits in excess of $53.4 million, including net losses of $1.4 million, $6.8 million and $12.0 million for the fiscal years ended December 31, 1999, 1998 and 1997, respectively. Although we believe we have made substantial progress in reducing our operating expenses and annual losses, our failure to achieve our historical revenue plans has significantly affected our ability to generate adequate cash flow to meet our operating requirements. Additionally, commencing in January 2000 we embarked on a new business strategy of providing e-commerce solutions. These factors create substantial doubt about our ability to continue as a going concern and our auditors report relating to their audits of recent annual financial statements have included an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern.

ADDITIONAL CAPITAL WILL BE NEEDED TO CONTINUE OUR OPERATIONS.

         We have been successful on several occasions during the past three years in raising additional working capital through the sale of ordinary shares and convertible debt and equity securities. We secured $2.2 million in additional working capital during 1999 and successfully converted all of our long-term debt into equity. Through May 16, 2000 we raised an additional $5.0 million from (1) the sale of $2.5 million of ordinary shares pursuant to an agreement dated May 15, 2000; (2) the sale of $1.5 million of ordinary shares pursuant to an agreement dated July 14, 1999; (3) the receipt of $633,000 from the exercise of warrants associated with convertible debentures sold in 1999;
(4) the sale of a $250,000 convertible debenture which was converted into ordinary shares in February 2000; and (5) the receipt of $186,000 from the exercise of employee and non-employee share options. We believe that these accomplishments will be sufficient to meet our requirements for approximately six months. Beyond that time, we believe that we will need additional external financing to meet our operational needs. If we fail to achieve our projected results and are required to seek additional financing, there is no assurance that our efforts to obtain such financing will be successful. Any failure on our part to secure required financing will have a material adverse impact on us and may cause us to cease operations.

OUR FUTURE SUCCESS IS DEPENDENT UPON INCREASED ACCEPTANCE AND USE OF THE INTERNET AS A MEANS FOR CONDUCTING COMMERCE.

         We focus our services on the development and implementation of Internet strategies and solutions. If commerce on the Internet does not continue to grow, or grows more slowly than expected, revenue growth would slow or decline and our business, financial condition and results of operations would be materially adversely affected. Consumers and businesses may reject the Internet as a viable medium for commerce for a number of reasons, including:

         -    inadequate network infrastructure;

         - delays in the development of Internet enabling technologies and performance improvements;

         - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity;

         - delays in the development of security and authentication technology necessary to effect secure transmission of confidential information;

         - changes in, or insufficient availability of, telecommunications services to support the Internet; and

         - failure of companies to meet their customers' expectations in delivering goods and services over the Internet.

OUR INTERNET BASED OPERATIONS HAVE A LIMITED OPERATING HISTORY AND THEREFORE YOU CANNOT EVALUATE ITS PROSPECTS BASED ON PAST RESULTS.

         In 1999, we shifted our focus from the design, development and sale of translation related software to an Internet based language information technologies company providing products and services to corporate customers who are reaching international markets. Since the main focus of our operations has a limited operating history upon which you can evaluate our business and prospects, you should consider all of the risks, expenses and uncertainties typically encountered by young companies that operate in the new and rapidly evolving markets for Internet products and services. Any inability on our part to manage such risks and expenses could have a material adverse impact on our business, financial condition and results of operations. These risks include:

         -    evolving and unpredictable business models;

         -    intense competition;

         -    the need and ability to manage growth;

         -    the rapid evolution of technology in electronic commerce; and

         -    insufficient capital.

         We may not be successful in managing the above risks

WE ARE DEPENDENT UPON ATTRACTING AND RETAINING PROFESSIONAL PERSONNEL.

         Our business is labor intensive and our success will depend in large part upon our ability to attract, retain, train and motivate highly-skilled employees. Because of the rapid growth of the Internet, there is intense competition for employees who have strategic, experience modeling, creative design, technical or program management experience. In addition, the Internet has created many opportunities for people with the skills we seek to form their own companies or join startup companies and these opportunities frequently offer the potential for significant future financial profit through equity incentives which we cannot match. We may not be successful in attracting a sufficient number of highly skilled employees in the future, or in retaining, training and motivating the employees we are able to attract. Any inability to attract, retain, train and motivate employees could impair our ability to adequately manage and complete projects.

OUR SUCCESS IS DEPENDENT UPON OUR ABILITY TO MANAGE ANTICIPATED GROWTH EFFECTIVELY.

         Our future success will depend on our ability to manage growth effectively, including by:

         - developing and improving operational, financial and other internal systems;

         - integrating and managing acquired businesses, joint ventures and strategic investments;

         -    training, motivating and managing employees;

         -    estimating fixed-price fees and project timeframes accurately;

         -    maintaining high rates of employee utilization; and

         -    maintaining project quality and client satisfaction.

         If we are unable to manage growth and projects effectively, the quality of our services and products, our ability to retain key personnel and our business, financial condition and results of operations may be materially adversely affected.

WE INCUR SIGNIFICANT FIXED OPERATING COSTS.

         A high percentage of our operating expenses, particularly personnel and rent, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number, or progress toward completion, of customer projects may cause significant variations in operating results in any particular quarter and could result in losses for that quarter. An unanticipated termination of a major project, a client's decision not to proceed with a project as anticipated, or the completion during a quarter of several major client projects could require us to maintain underutilized employees and could therefore have a material adverse effect on our business, financial condition and results of operations. Our revenues and earnings may also fluctuate from quarter to quarter based on such factors as:

         -    the contractual terms and timing of completion of projects;

         -    any delays incurred in connection with projects;

         -    the adequacy of provisions for losses;

         - the accuracy of estimates of resources required to complete ongoing projects; and

         -    general economic conditions.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH FIXED-PRICE CONTRACTS.

         We anticipate that some of our projects will be based on fixed-price, fixed-timeframe contracts, rather than contracts in which payment is determined on a time and materials basis. Failure to accurately estimate the resources required for a project or to complete contractual obligations in a manner consistent with the project plan upon which a fixed-price, fixed-timeframe contract was based would adversely affect our overall profitability and could have a material adverse effect on our business, financial condition and results of operations. In addition, the price for some projects may be fixed at an early stage of the process, which could result in a fixed price that turns out to be too low and therefore would adversely affect profitability.

WE FACE THE POSSIBILITY OF NOT ACHIEVING THE ANTICIPATED BENEFITS FROM OUR RECENT ACQUISITION.

         On January 14, 2000 we acquired Star+Globe Technologies Pte, Ltd. which was a privately held Singapore corporation. The anticipated benefits from the acquisition, and any future acquisitions, joint ventures and strategic investments may not be achieved. For example, we cannot be certain that customers of the acquired business will continue to do business with us or that employees of the acquired business will continue their employment or become well integrated into our operations and culture. The identification, consummation and integration of acquisitions, joint ventures and strategic investments requires substantial attention from management. The diversion of the attention of management relating to these activities, as well as any difficulties encountered in the integration process, could have an adverse impact on our business, financial condition and results of operations.

WE FACE THE POSSIBILITY OF THE UNEXPECTED TERMINATION OF CONTRACTS.

         It is anticipated that some of the contracts that we enter in the future could contain provisions permitting cancellation of a project by the client with limited advance notice and without significant penalty. Termination by any client of a contract for our services could result in a loss of expected revenues and additional expenses for staff which were allocated to that client's project. The cancellation or a significant reduction in the scope of a large project could have a material adverse effect on our business, financial condition and results of operations.

OUR BUSINESS IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE.

         The markets and the technologies used in our e-commerce solutions are characterized by rapid technological change. Failure to respond in a timely and cost-effective way to these technological developments would have a material adverse effect on our business, financial condition and results of operations. We expect to derive a substantial portion of our revenues from providing Internet solutions that are based upon leading technologies capable of adapting to future technologies. As a result, our success will depend on our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. We may not be successful in addressing future developments on a timely basis. Our failure to keep pace with the latest technological developments would have a material adverse effect on our business, financial condition and results of operations.

WE FACE A HIGH LEVEL OF COMPETITION FROM MAJOR COMPETITORS.

         The markets for the services we provide are highly competitive. We believe that our major competitors are strategy consulting firms, Internet professional services firms, systems integration firms, technology vendors and internal information systems groups. Many of our competitors have significantly greater financial, technical and marketing resources than we do and generate greater revenues and have greater name recognition than we do. In addition, there are relatively low barriers to entry into our target markets, and we expect to face fierce competition from existing competitors and from new entrants into our markets.

         We believe that the principal competitive factors in our markets include:

         - ability to integrate strategy, experience modeling, creative design and technology services;

         -    quality of service, speed of delivery and price;

         -    industry knowledge;

         -    sophisticated project and program management capability; and

         -    Internet technology expertise and talent.

         Our ability to compete also depends in part on a number of competitive factors outside our control, including:

         - the ability of competitors to hire, retain and motivate professional staff;

         - the development by others of Internet services or software that is competitive with our solutions; and

         -    the extent of our competitors' responsiveness to client needs.

There can be no assurance that we will be able to compete successfully in our markets.

OUR SERVICES ARE SUBJECT TO FUTURE GOVERNMENT REGULATION.

         Any new laws and regulations applicable to the Internet and electronic commerce that are adopted by federal, state or foreign governments could dampen the growth of the Internet and decrease its acceptance as a commercial medium. If this occurs, companies may decide in the future not to pursue Internet initiatives, which would decrease demand for our services. A decrease in the demand for our services would have a material adverse effect on our business, financial condition and results of operations.

OUR SUCCESS DEPENDS ON OUR PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY RIGHTS.

         Our success depends, in part, upon our proprietary software tools and other intellectual property rights. We rely upon a combination of trade secrets, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect our proprietary rights. We limit access to and distribution of such proprietary information. There can be no assurance that the steps we take in this regard will be adequate to deter appropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. In addition, although we believe that our services and products do not infringe on the intellectual property rights of others, there can be no assurance that infringement claims will not be asserted against us in the future, or that if asserted that any infringement claim will be successfully defended. A successful claim against us could materially adversely affect our business, financial condition and results of operations.

OUR SUCCESS DEPENDS ON RETAINING KEY PERSONNEL.

         Our success will depend in large part upon the continued services of a number of key employees, including Todd Oseth, our Chief Executive Officer. We do not have key-man insurance on our Chief Executive Officer or any other employee. Our employment contract with Mr. Oseth provides that employment is terminable at will by either party. The loss of the services of Mr. Oseth or of one or more of our other key personnel could have a material adverse effect on our business, financial condition and results of operations. In addition, if one or more of our key employees resigns to join a competitor or to form a competing company, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations. In the event of the loss of any personnel, there can be no assurance we would be able to prevent the unauthorized disclosure or use of its technical knowledge, practices or procedures by such personnel.

                          RISKS RELATED TO THE OFFERING

THE MARKET PRICE OF OUR SHARES HAS EXPERIENCED, AND MAY CONTINUE TO BE SUBJECT TO, EXTREME PRICE AND VOLUME FLUCTUATIONS.

         The stock market has, from time to time, experienced extreme price and volume fluctuations. The market prices of the securities of internet related companies have been especially volatile, including fluctuations that are often unrelated to the operating performance of the affected companies. Broad market fluctuations of this type may adversely affect the market price of our ordinary shares.

         The market price of our common stock has experienced, and may continue to be subject to be subject to extreme fluctuations due to a variety of factors, including:

         - public announcements concerning us, our competitors or of the internet industry;

         -    fluctuations in operating results;

         - introductions of new products or services by us or our competitors;

         -    changes in analysts' earnings estimates; and

         -    announcements of technological innovations.

         In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, we could incur substantial costs and experience a diversion of our management's attention and resources and such securities class action litigation could have a material adverse effect on our business, financial condition and results of operations.

THE SALE OF OUR ORDINARY SHARES UNDER THIS OFFERING MAY NEGATIVELY AFFECT OUR STOCK PRICE.

         If the selling shareholders sell substantial amounts of our ordinary shares under this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the ordinary shares by the selling shareholders. However, we would receive proceeds from the exercise of warrants. The maximum proceeds that we would receive from the exercise of warrants would be $3,251,444. We intend to use the proceeds from the exercise of warrants for working capital and general corporate purposes.

         The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel and our accountants.

                            SELLING SECURITY HOLDERS

         We issued the ordinary shares covered by this prospectus in various private placements and in connection with our acquisition of Star+Globe Technologies Pte Ltd. in January 2000. The following table sets forth the names of the selling shareholders, the number of ordinary shares beneficially owned by each selling shareholder as of May 16, 2000, and the number of shares that may be offered pursuant to this prospectus.

                                                        SHARES BENEFICIALLY
                                                            OWNED PRIOR
                                                          TO THE OFFERING
                                                        --------------------               SHARES
              NAME(5)                                     NUMBER     PERCENT             OFFERED(1)
              -------                                   ----------   -------            ----------
Technology Fund II Pte Ltd                              15,216,586    15.0%             15,216,586
L&H Investment Company N.V.                             14,175,062    13.5%             14,050,062(2)
Lernout & Hauspie Speech Products, N.V.                 13,333,333    13.1%             13,333,333(3)
KRDL Holdings Pte Ltd.                                   6,420,249     6.3%              6,420,249
Vertex Technology Fund Ltd.                              5,313,712     5.2%              5,313,712
InfoTech Ventures Limited                                2,941,310     2.9%              2,941,310
Seed Ventures II Limited                                 2,941,310     2.9%              2,941,310
Jack A. Vickers III                                      2,222,223     2.2%              2,222,223
WIIG Global Ventures Pte Ltd.                            2,087,941     2.1%              2,087,941
Virginia Cha                                             2,000,665     2.0%              2,000,665
Jonathan M. Thomas                                       1,984,127     2.0%              1,984,127(4)
Asian-Pacific Ventures II Ltd.                           1,899,859     1.9%              1,899,859
NIF Asian Pre-IPO Fund Limited                           1,899,854     1.9%              1,899,854
British Colony Investments, LLC                          1,507,937     1.5%              1,507,937
Rivers Investment & Finance Ltd.                         1,190,476     1.2%              1,190,476
Barbara M. Thomas Trust                                  1,190,476     1.2%              1,190,476
Carolyn C. Vickers                                         952,381     0.9%                952,381
Vulcan Investments, Inc.                                   740,917     0.7%                740,917
Charles B. Pugh                                            476,191     0.5%                476,191
James L. Kelly                                             303,180     0.3%                303,180
Theresa Chan                                                77,043     0.1%                 77,043

------------------

(1) Assuming all of the shares offered under this Prospectus are sold pursuant to this Prospectus see "Plan of Distribution." Under these circumstances, none of the selling shareholders will own more than one percent of the outstanding common stock after the shares are sold.

(2)  Includes warrants to purchase 3,000,000 ordinary shares.

(3)  Includes warrants to purchase 4,444,444 ordinary shares.

(4) Mr. Thomas was appointed to the Board of Directors on January 21, 2000 and resigned on May 5, 2000.

(5) None of the selling security holders held offices or had material relations with the Company over the last three years unless indicated.

                  MARKET FOR COMMON EQUITY, DIVIDEND POLICY AND
                           RELATED SHAREHOLDER MATTERS

MARKET INFORMATION

         Our ordinary shares and units (consisting of one ordinary share and one warrant) are quoted on the OTC Bulletin Board under the symbols "LWNTF" and "LWNUF," respectively. Prior to March 12, 1999, the shares and units were traded on the Nasdaq SmallCap Market. The following table sets forth, for the periods indicated, the high and low closing bid prices of our ordinary shares and units as reported on the OTC Bulletin Board.

                                        ORDINARY SHARES                         UNITS
                                 ------------------------------    --------------------------------
                                      LOW            HIGH               LOW              HIGH
                                 --------------  --------------    ---------------   --------------
              2000
First Quarter                          $  0.60         $  3.00            $  0.25          $  3.50
Second Quarter*                        $  0.76         $  1.94            $  0.75          $  2.00

              1999
First Quarter                          $  0.13         $  0.44            $  0.09          $  0.38
Second Quarter                         $  0.16         $  0.38            $  0.13          $  0.38
Third Quarter                          $  0.19         $  0.28            $  0.19          $  0.31
Fourth Quarter                         $  0.13         $  0.92            $  0.13          $  1.00

              1998
First Quarter                          $  0.41         $  1.16            $  0.38          $  1.25
Second Quarter                         $  0.38         $  0.78            $  0.34          $  0.77
Third Quarter                          $  0.22         $  0.52            $  0.25          $  0.69
Fourth Quarter                         $  0.13         $  0.34            $  0.06          $  0.34

--------------
*  Through May 16, 2000

         Market quotations for our ordinary shares and units reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. On May 16, 2000, the last reported sales price of the ordinary shares and units on the OTC Bulletin Board was $0.76 per ordinary share and $1.125 per unit, respectively.

HOLDERS

         As of May 16, 2000, there were approximately 6,800 record holders of the ordinary shares (including 2 record holders of the units). Such number of record holders was determined from our shareholder records, and does not include beneficial owners of the ordinary shares whose shares are held in the names of various shareholders, dealers and clearing agencies.

DIVIDENDS

         We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying such dividends in the foreseeable future. We currently intend to retain earnings, if any, to fund the development and growth of our business.

               SUPPLEMENTARY QUARTERLY CONSOLIDATED FINANCIAL DATA

         The following supplementary quarterly financial data have been summarized from our consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                                -----------------------------------------
Net Sales                                                    $   801
Gross Margin                                                     287
Net Loss                                                      (3,814)
Basic and Diluted Loss per Ordinary Share                    $ (0.05)
Weighted Average Number of Ordinary Shares
  Outstanding                                                 70,222


                                                             FOR THE YEAR ENDED DECEMBER 31, 1999
                                                             ------------------------------------
                                                                            QUARTER
                                                                            -------
                                                        FIRST    SECOND     THIRD      FOURTH      TOTAL
                                                        -----    ------     -----      ------      -----
Net Sales                                              $  471    $  540     $  550     $  153      $ 1,714
Gross Margin (Loss)                                       228       235        118        (30)         551
Loss Before Extraordinary Item                           (655)     (727)      (454)      (446)      (2,282)
Extraordinary Gain on Debt Extinguishment                 885         -          -          -          885
Net Income (Loss)                                         230      (727)      (454)      (446)      (1,397)
Basic and Diluted Loss per Ordinary Share:
  Loss Before Extraordinary Item                       $(0.02)   $(0.02)    $(0.01)    $(0.01)     $ (0.08)
  Extraordinary Item                                     0.03         -          -          -         0.03
  Income (Loss) Applicable to Ordinary Share             0.01     (0.02)     (0.01)     (0.01)       (0.05)
Weighted Average Number of Ordinary Shares
  Outstanding                                          29,292    29,292     31,336     30,407       30,407

                                                             FOR THE YEAR ENDED DECEMBER 31, 1998
                                                             ------------------------------------
                                                                            QUARTER
                                                                            -------
                                                     FIRST        SECOND     THIRD      FOURTH       TOTAL
                                                     -----        ------     -----      ------       -----
Net Sales                                           $   705      $   490    $   514     $   240     $ 1,949
Gross Margin (Loss)                                     499          320        188         (55)        952
Net Loss                                             (1,841)      (1,437)    (1,831)     (1,683)     (6,792)
Dividend on Preferred Shares                              -        2,535          -           -       2,535
Net loss Applicable to Ordinary Shares               (1,841)      (3,972)    (1,831)     (1,683)     (9,327)
Basic and Diluted Loss per Ordinary Share           $ (0.08)     $ (0.14)   $ (0.07)    $ (0.06)    $ (0.34)
Weighted Average Number of Ordinary Shares
  Outstanding                                        22,792       27,620     28,155      27,242      27,242

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

         This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

         The following discussion of our financial condition and results of also should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

OVERVIEW

         The 1999 results reported here are those of a company in transition. In 1998, we began a significant restructuring after recognizing that a different type of business was needed to meet the language technology demands of today's fast-paced, Internet-based economy. Founded in 1988 as a developer of language technology and translation software, we are today focused in a new direction. In October 1999, we changed our name to LanguageWare.net (Company) Ltd. from Accent Software International Ltd., recognizing that we now provide a full range of multilingual and multicultural products and services, rather than just software, to enable the demands of electronic business on a global scale.

         We provide strategic solutions designed to help businesses, their customers, vendors, suppliers and employees around the world communicate with each other in their native languages. We operate primarily through our wholly owned subsidiaries, WholeTree.com, Inc. in the U.S. and WholeTree.com (Asia) Pte Ltd. in Singapore, which enable global business over the Internet and bring special expertise that fosters commerce between U.S. and Asian markets.

         From our inception through December 31, 1999, we have accumulated deficits in excess of $53.4 million, including net losses of $1.4 million, $6.8 million and $12.0 million for the fiscal years ended December 31, 1999, 1998 and 1997, respectively. Although we believe we have made substantial progress in reducing our operating expenses and annual losses, our failure to achieve our revenue plan coupled with our efforts in calendar 1999 to implement the revised operating strategy of providing business-to-business e-commerce solutions has significantly affected our ability to generate adequate cash flow to meet our working capital requirements. These factors create substantial doubt about our ability to continue as a going concern and there can be no assurance that we will be able to continue as a going concern.

         We completed a restructuring during 1998 designed to position the company to change our operating strategy from a consumer software products company to a global e-commerce solutions company. The restructuring moved our operations to Colorado Springs, Colorado and eliminated our Israeli-based product development, sales and marketing functions and various general and administrative activities. In calendar 1999, as part of our efforts to transition into a global e-commerce solutions company, our operations were changed to focus primarily on translation services and products offered to other businesses. Commencing in January 2000, we implemented our plan to become a provider of a full range of multilingual, multicultural and multi-commerce products and services that enable customer companies to conduct business on a global scale on web sites over the Internet. As part of our plan to provide such services, on January 14, 2000, we acquired Star+Globe Technologies Pte, Ltd., a company that provides proprietary Asian character processing technology. The acquisition provided us with a unique competitive advantage in developing multilingual web sites and e-business solutions for customers serving Asian markets.

         Our ability to generate increased revenue and to fund planned expenditures depends on a number of factors, some of which are outside of our control. In particular, revenue growth and profitability, if any, will depend on our ability to market our services, demand for our services, the level of competition, our success in attracting and retaining motivated and qualified personnel, our ability to control costs and general economic conditions. There can be no assurance that we will meet such challenges successfully. Any of these or other factors could have a material adverse effect on our business, operating results or financial condition.

         The decline in revenue experienced during 1999, 1998 and 1997 created pressure on our working capital and our ability to fund our current operations. Although we have been successful on several occasions during the past three years in raising additional working capital, primarily through the sale of convertible securities, those funds are not sufficient to meet our expected working capital requirements for calendar year 2000.

         We successfully converted all of our long-term debt into equity in January 1999, secured $600,000 in additional working capital during the first quarter of 1999, sold $1,100,000 of additional convertible securities in the third and fourth quarters of 1999, and sold, through a private placement, ordinary shares for $500,000 under an agreement dated July 14, 1999. Through May 16, 2000 we raised an additional $5.0 million from (1) the sale of $2.5 million of ordinary shares pursuant to an agreement dated May 15, 2000; (2) the sale of $1.5 million of ordinary shares under the July 14, 1999 agreement; (3) the receipt of $633,000 from the exercise of warrants associated with convertible debentures sold in 1999; (4) the sale of a $250,000 convertible debenture which was converted into ordinary shares in February 2000; and (5) the receipt of $186,000 from the exercise of employee and non-employee share options. We believe that these accomplishments, coupled with an improved revenue outlook and cost reduction efforts that have substantially reduced our working capital requirements, will be sufficient to meet our requirements for approximately the first six months of calendar year 2000. Beyond that time, we believe we will not generate sufficient operating cash flow to meet our needs without additional external financing. There is no assurance that our efforts to obtain such financing will be successful. Any failure on our part to secure required financing will have a material adverse impact on us and may cause us to cease operations.

         Revenue Recognition

         As required by U.S. generally accepted accounting principles, revenue from the sale of software products to end-users and resellers (including distributors and OEMs) is generally recognized when a customer purchase order has been received, the software has been shipped, we have a right to invoice the customer, collection of the receivable is determined to be probable and there are no significant obligations remaining on our part. Revenue recognition is deferred if any of these conditions are not met. We also maintain appropriate allowances for anticipated returns.

         OEM and licensing arrangements may include non-refundable payments in the form of guaranteed sublicense and license fees. These guaranteed fees are recognized as revenue upon shipment of the master copy of all software to which the fees relate provided there are no significant post-delivery obligations and the customer is creditworthy. Additionally, such revenue is recognized only to the extent that the obligation to pay such fees is not subject to price adjustment, is non-recoverable and non-refundable, and is due within twelve months.

         Currency

         Our functional currency is the dollar, which is the currency of the primary economic environment in which our operations are conducted. The majority of our sales and expenses are made or incurred in the United States. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies (including the New Israeli Shekel (NIS)) are remeasured into dollars in accordance with principles set forth in FASB Statement No. 52. Exchange gains and losses arising from remeasurement are reflected in other income or expenses, as applicable.

         Results of Operations

         The following table sets forth for the periods indicated the percentage of sales represented by certain items reflected in our Consolidated Statements of Operations.

                                         COST OF SALES AND OPERATING EXPENSES AS A PERCENTAGE OF SALES
                                --------------------------------------------------------------------------------
                                    FOR THE THREE MONTHS
                                       ENDED MARCH 31,                  FOR THE YEAR ENDED DECEMBER 31,
                                ------------------------------   -----------------------------------------------
                                    2000            1999             1999            1998             1997
                                --------------  --------------   -------------   --------------   --------------
Net Sales                              100.0%          100.0%          100.0%           100.0%           100.0%
Cost of Sales and
  Professional Services                 64.2%           51.6%           67.9%            51.2%            98.0%
                                --------------  --------------   -------------   --------------   --------------
   Gross Margin                         35.8%           48.4%           32.1%            48.8%             2.0%
                                --------------  --------------   -------------   --------------   --------------

Product Development                     31.0%            4.5%           16.5%           130.3%           154.0%
Marketing Expenses                     282.1%           27.6%           42.1%            72.0%            69.7%
General & Administrative               162.3%          107.2%           67.0%           126.5%           101.4%
Restructuring Charge                     0.0%            0.0%            0.0%            64.5%             0.0%
                                --------------  --------------   -------------   --------------   --------------
   Operating Expenses                  475.4%          139.3%          125.6%           393.3%           325.1%
                                --------------  --------------   -------------   --------------   --------------

Operating Loss                        (439.6%)         (90.9%)         (93.5%)         (344.5%)         (323.1%)
                                ==============  ==============   =============   ==============   ==============

THREE MONTHS ENDED MARCH 31, 2000 COMPARED WITH THREE MONTHS ENDED MARCH 31,
1999

         NET SALES. Commencing in the first quarter of calendar 2000, management shifted the Company's focus to generating revenue from business customers for whom the Company will develop multilingual web sites and e-business solutions. Customer interest in the Company's new services has been positive as supported by the number of requests for proposals for such services from potential customers.

         Net sales increased 70.1% to $801,000 in the first quarter of 2000 from $471,000 in the comparable period of 1999. The increase is primarily as result of the acquisition of Star+Globe in January 2000. The three month period of 2000 includes revenues of Star+Globe whereas the 1999 comparable period does not. For the three month periods of both 2000 and 1999 revenues were primarily derived from sales of translation services generated through traditional sales methods. Because the Company is in the early stages of focusing its marketing and sales efforts on e-business solutions, the benefits, if any, from such efforts have yet to be realized.

         PROFESSIONAL SERVICES. Professional services represents third party and internal costs of providing services to the Company's customers. Primarily due to the increase in the first quarter of 2000 of professional staff employed by the Company to pursue its new business strategy, such costs increased $271,000, or 111.5%, from $243,000 in the three month period of 1999 to $514,000 in the comparable period of 2000. At March 31, 1999, the Company employed two (2) staff members who provided such services as compared to twenty (20) employed at March 31, 2000. The significant increase in the number of such employees reflects the Company's anticipation of its need to service new customers acquired as a result of its efforts to implement its new business strategy.

         PRODUCT DEVELOPMENT COSTS. Product development costs are comprised primarily of salaries of software engineers employed by the Company. Such costs increased $227,000 from $21,000 in the first quarter of 1999 to $248,000 in the comparable period of 2000 primarily as a result of the software engineers acquired with the purchase of Star+Globe in January 2000.

        SALES AND MARKETING EXPENSES. The Company's marketing expenses were $2,260,000 during the three months ended March 31, 2000, an increase of $2,130,000 from $130,000 during the three months ended March 31, 1999.

Sales and marketing staff was increased from five (5) personnel at March 31, 1999 to twenty-seven (27) at March 31, 2000, plus, marketing and advertising costs of approximately $1.7 million were incurred in the first quarter of 2000, whereas no such costs were incurred in the comparable period of 1999. The significant increases in the first quarter of 2000 in the sales and marketing staff and marketing and advertising costs reflects the Company's efforts to implement its new business strategy and the acquisition of Star+Globe in January 2000.

        GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses during the most recent quarter were $1,300,000 compared to $505,000 during the same quarter of 1999. The increase of $795,000, 157%, is primarily attributable to an increase in depreciation and amortization of intangible assets, administrative personnel and related additional costs such as office space, telephone and supplies resulting from the acquisition of Star+Globe in January 2000. Additionally, the Company incurred an increase in such expenses as a result of implementing its new business strategy.

        OTHER EXPENSES. The Company incurred $293,000 in net other expenses during the three months ended March 31, 2000, compared to $227,000 in net other expenses during the three months ended March 31, 1999 for an increase of $66,000, or 29%. The amounts recorded in the three month periods of both 2000 and 1999 consist primarily of amortized interest expense related to convertible debt issued in such periods.

        EXTRAORDINARY GAIN ON DEBT EXTINGUISHMENT. The Company recognized an extraordinary gain of $885,000 in the first quarter of 1999 as a result of the extinguishment of $1,180,000 of long-term debt, plus $11,000 of accrued interest, in exchange for the issuance of a warrant to the lender to receive 2,448,000 shares of the Company's common stock anytime after January 25, 2001, but before January 25, 2006. The warrant was valued at $306,000 using the Black-Scholes option pricing model. No such gain or loss was reported in the first quarter of 2000. The extraordinary gain amounted to $0.03 per share on a per share basis.

        NET INCOME (LOSS). The Company recognized a net loss of $(3,814,000), or $(0.05) per share, for the three months ended March 31, 2000, compared to net income of $230,000, or $0.01 per share, for the three months ended March 31, 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

NET SALES. Net sales decreased approximately 12% to $1,714,000 in 1999 from $1,949,000 in 1998. As a percentage of revenues, translation services increased to 71% of total revenue from approximately 40% in 1998. Such increase reflects the transition of our operating strategy away from consumer software products into business-to-business, multilingual, multicultural products and services over the Internet.

COST OF SALES. Cost of sales increased $166,000, or 17%, to $1,163,000 in 1999 from $997,000 in 1998. As a percentage of sales, cost of sales increased to 68% of sales in 1999 compared to 51% in 1998. The 1999 increases reflect the higher cost of engaging translators associated with the increased emphasis on translation services. Additionally, in 1999, 61% of our sales of translation services was derived from Star+Globe Technologies Pte Ltd. which sales generated a lower than average gross margin of 2%, the results of which was the increase in cost of sales as a percentage of revenues.

GROSS MARGIN. In 1999 gross margin declined to 32% of sales compared to 49% of sales in 1998. The decline is primarily attributable to the sales of translation services to Star+Globe Technologies Pte Ltd. as described above.

PRODUCT DEVELOPMENT COSTS. Product development costs historically were comprised of software engineer employees assigned to consumer software product development. The shift away from the consumer software products market allowed us to eliminate the majority of such costs. Consequently, such costs declined $2,257,000, or 89%, to $283,000 in 1999 from $2,540,000 in 1998.

MARKETING EXPENSES. Sales and marketing expenses were reduced approximately 49% to $722,000 in 1999 from $1,404,000 in 1998. The decreases are primarily attributable to the reduction of expenditures for advertising, printing, travel and trade shows as a part of our plan to conserve working capital.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative costs continued to decline in 1999 as part of management's efforts to conserve working capital through the reduction of costs. Such costs were decreased $1,316,000, or 53%, to $1,149,000 in 1999 from $2,465,000 in 1998. Additionally, in 1998 several large charges were incurred for consulting services related to our efforts to raise new capital and to sell our subsidiary, AgentSoft. These charges were nonrecurring by their nature and not incurred in 1999.

OPERATING LOSS. The operating loss for 1999 of $1,603,000 was $5,111,000, or 76% lower than the operating loss of $6,714,000 incurred in 1998. The significant improvement in the operating results reflects our cost reduction efforts and its shift away from the consumer software products market.

OTHER EXPENSES. Other expenses of $679,000 in 1999 compared to $78,000 in 1998, consisted primarily of $600,000 of interest charges related to cost of warrants we granted in connection with the placement of convertible debt with a related party in February 1999.

EXTRAORDINARY GAIN - DEBT EXTINGUISHMENT. In 1999 we recognized an extraordinary gain of $885,000 as a result of negotiating the elimination of $1,180,000 of long-term bank debt, plus $11,000 of accrued interest, in exchange for the issuance of a warrant valued at $306,000 to our primary lending bank in Israel to receive 2,448,000 ordinary shares anytime after January 25, 2001, but before January 25, 2006.

NET LOSS. We experienced a net loss of $1,397,000 for 1999 compared to a net loss of $6,792,000 for the prior year.

DEEMED DIVIDEND ON PREFERRED SHARES. A deemed dividend on preferred shares is the imputed amount calculated when there is a discount from fair market value, or there is additional consideration given, upon the sale of convertible preferred shares. The deemed dividend is deducted from net income or loss in order to arrive at a net income or loss attributable to ordinary shareholders. In 1998, we issued convertible preferred shares and were required to calculate a deemed dividend in the amount of $2,535,000.

NET LOSS APPLICABLE TO ORDINARY SHAREHOLDERS. For the year ended December 31, 1999, the net loss applicable to ordinary shareholders was the same as our net loss of $1,397,000 or $0.05 per share. For the year ended December 31, 1998, we recorded $2,535,000 of deemed dividend. Our net loss applicable to ordinary shareholders was $9,327,000 or $1.11 per share compared to net loss of $6,792,000.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

NET SALES. Net sales decreased approximately 37% to $1,949,000 in 1998 from $3,125,000 in 1997. Sales of consumer software products fell short of management expectations, we believe, due to potential customers' concerns about our ability to continue to support and expand our product offerings.

The percentage of our total sales derived from our translation services business increased substantially during 1998 and accounted for approximately 40% of total revenue.

COST OF SALES. Our cost of sales improved to just over 50% of sales in 1998, or $997,000 on sales of $1,949,000, from almost 100% of sales, $3,062,000 on sales of $3,125,000 in the year earlier. Our continuing movement away from consumer software products and relatively high cost of goods sold towards the OEM and business-to-business market where manufacturing and production costs are minimal, is primarily responsible for the improved cost of sales. The translation services businesses, which received expanded emphasis in 1998, relies on an international network of human translators and a correspondingly higher cost of sales.

Cost of sales during 1997 included a charge of $555,000 to amortize capitalized software development costs compared to no charge for this expense in 1998. 1997 cost of sales also included the cost of technical support which we provided primarily in support of its retail sales and a $666,000 charge related to the sale of excess inventory.

GROSS MARGIN. Although net sales declined by over one-third from 1997 to 1998, the significant reduction in the cost of sales as a percentage of revenue led to an improvement in our gross margin to 49% in 1998 from just 2% in 1997.

PRODUCT DEVELOPMENT COSTS. Product development costs consist almost entirely of compensation and other personnel-related costs for our staff of software engineers. As our sales and marketing focus shifted away from "boxed software" for the retail market and towards software developers, software content providers and software localizers/translators, new lines of products were developed and introduced with corresponding large increases in product development costs in 1997 compared to 1996 and continuing into 1998. By the latter quarters of 1998, however, much of the personnel-intensive development effort had been concluded and it became possible to achieve significant cost reductions in this area. Product development costs for the full year, 1998, were $2,540,000, a 47% reduction from the $4,813,000 spent on product development during 1997.

During the fourth quarter of 1998, because significant development efforts had been concluded and also due to the need to reduce our overall expenses and working capital requirements, the Israeli-based product development department was disbanded. The product development staff in Israel consisted of 44 individuals at the beginning of 1998. We reestablished a small portion of our product development capability in the United States.

Product development costs included costs of our former subsidiary, AgentSoft, of $674,000 in 1998 and $1,265,000 in 1997. During 1998, we concluded that
AgentSoft no longer fit in our long-range strategic plans and, furthermore, that AgentSoft required a significant investment if it were to realize its market potential. Our liquidity constraints precluded us from making the necessary investment in AgentSoft.

MARKETING EXPENSES. Sales and marketing expenses were reduced approximately 36% to $1,404,000 in 1998 from $2,177,000 in 1997. Pressure to reduce operating expenses and to conserve working capital led to staffing reductions in the sales and marketing functions, including the elimination of the Jerusalem-based sales office, and greater reliance on sales representatives to augment our sales efforts. Related costs such as advertising, printing, travel and participation in trade shows were also reduced.

GENERAL AND ADMINISTRATIVE EXPENSES. Efforts to streamline our management began in 1997, continued throughout 1998 and led to a 22% reduction in total general and administrative expenses in 1998 compared to the year earlier.

By the end of 1998, we had eliminated or out-sourced our human resources and payroll activity, our in-house legal counsel, and significant portions of our accounting and office management functions. 1998 was also impacted by several large charges for consulting services related to our efforts to raise new capital and to sell our subsidiary, AgentSoft. These charges are nonrecurring by their nature.

RESTRUCTURING CHARGE. Beginning with the arrival of a new management team in early 1997 and continuing into the fourth quarter of 1998, we completed a significant restructuring effort. The restructuring effort included a complete reorientation of our products away from the retail market and towards software developers, software content providers and software localizers/translators, increased emphasis on translation services as an important source of revenue, corresponding shifts in the composition and direction of our sales and marketing activities, and movement of our executive offices from Israel to the United States.

The restructuring activities led to closing sales offices in Israel, England and Canada; the disposition of the net assets of our Jerusalem-based subsidiary; AgentSoft, the closing of the Israeli-based product development function and elimination of almost 90% of our total staffing. The staffing reductions resulted in large cash outlays for severance and other employee benefits and left us with a substantial amount of excess equipment. Further, our greatly reduced size following the personnel reductions made it unlikely that we would realize significant benefit from certain long-term assets.

The restructuring activities also led to a one-time restructuring charge during 1998 of $1,257,000 related primarily to severance costs and the disposal of excess capital equipment.

OPERATING LOSS. Despite the roughly 37% reduction in revenue and the $1,257,000 restructuring charge, our cost reduction efforts allowed us to reduce our operating loss by approximately one-third to $6,714,000 in 1998 from $10,096,000 in the year earlier. Without the one-time restructuring charge, our operating loss would have been $5,457,000, almost one-half of the year earlier figure.

OTHER EXPENSES. Other expenses, which totaled $78,000 during 1998 compared to $1,912,000 in 1997, consisted primarily of interest expenses on our debt and costs related to currency conversions and exchange rate fluctuations between the U.S. dollar and the Israeli shekel. Other expenses during 1997 included substantial charges related to two offerings of convertible securities. These financing costs amounted to $1,845,000 relating to the discount, beneficial conversion and issuance of warrants pertaining to placement of convertible debt during 1997.

NET LOSS. We experienced a net loss of $6,792,000 during 1998 compared to a net loss of $12,008,000 during the prior year.

DEEMED DIVIDEND ON PREFERRED SHARES. A deemed dividend on preferred shares is the imputed amount calculated when there is a discount from fair market value, or there is additional consideration given, upon the sale of convertible preferred shares. The deemed dividend is deducted from net income or loss in order to arrive at net income or loss attributable to ordinary shareholders. In both 1998 and 1997 we issued convertible preferred shares and was required to calculate a deemed dividend in both years. In 1998 the amount of deemed dividend was $2,535,000 compared to $1,844,000 in 1997.

NET LOSS APPLICABLE TO ORDINARY SHAREHOLDERS. As a result of recording deemed dividends on preferred shares as described above, the net loss applicable to ordinary shareholders was $9,327,000 or $0.34 per share in 1998 and $13,852,000 or $1.11 per share in 1997.

LIQUIDITY AND CAPITAL RESOURCES

         We have been successful on several occasions during the past three years in raising additional working capital through the sale of ordinary shares and convertible debt and equity securities. We raised $2.2 million in calendar year 1999 of which $1.7 million was secured in the form of short-term convertible debt and $500,000 was secured from a private placement of ordinary shares. Through May 16, 2000 we raised an additional $5.0 million from (1) the sale of $2.5 million of ordinary shares pursuant to an agreement dated May 15, 2000; (2) the sale of $1.5 million of ordinary shares under the July 14, 1999 agreement; (3) the receipt of $633,000 from the exercise of warrants associated with convertible debentures sold in 1999; (4) the sale of a $250,000 convertible debenture which was converted into ordinary shares in February 2000; and (5) the receipt of $186,000 from the exercise of employee and non-employee share options. We believe that these accomplishments, coupled with an improved revenue outlook and cost reduction efforts that have substantially reduced our working capital requirements, will be sufficient to meet our requirements for approximately the first six months of calendar year 2000. Beyond that time, our believe we will not generate sufficient operating cash flow to meet its needs without additional external financing. There is no assurance that our efforts to obtain such financing will be successful. Any failure on our part to do so will have a material adverse impact on us and may cause us to cease operations.

         On January 25, 1999, we entered into an agreement with the government of Israel and various Israeli banking officials whereby we issued warrants to the bank to receive 2,448,000 ordinary shares in full satisfaction of the balance of the loan, which balance was $1,180,000, plus $11,000 of accrued interest. The warrants vest on the second anniversary of the grant, January 25, 2001, and expire on January 25, 2006.

         On February 19, 1999, we obtained $600,000 of short-term financing under a convertible loan agreement we executed with L&H Investment Company, N.V. ("LHIC"). On June 30, 1999, pursuant to the terms of the loan agreement, the principal of the loan, plus $25,000 of accrued interest, was converted into 2,884,874 Series D Convertible Preferred Shares. Additionally, pursuant to the terms of the loan agreement, we issued to LHIC a warrant to purchase 3.0 million ordinary shares at a price of $0.269 per share.

         On November 15, 1999, we sold $1,000,000 of convertible debentures to LHIC. Under the terms of the debentures, any time after March 1, 2000, LHIC had the right to convert all or any portion of the unpaid principal and accrued interest into our ordinary shares at a conversion price of $0.15 per share. Also under the terms of the debentures, warrants were issued to LHIC to purchase a number of ordinary shares equal to fifty percent (50%) of the number of shares issuable upon the conversion of all the outstanding principal and accrued and unpaid interest. The exercise price of the warrants was $0.15 per share. Additionally, LHIC was granted the right to assign one-half, or $500,000, of the convertible debentures, which it elected to do on February 3, 2000. On February 15, 2000, we offered to allow LHIC and its assignees the option to convert principal and interest into ordinary shares on such date only if the warrants were exercised concurrent with such conversion. LHIC and its assignees agreed to our offer and converted all outstanding principal and accrued interest into ordinary shares and exercised all warrants we had granted. Consequently, on February 15, 2000, we issued 6.7 million shares to LHIC and its assigns upon conversion of the principal and interest; and issued 3.4 million ordinary shares upon receipt of $507,000 for the exercise of the warrants.

         On February 2, 2000, we raised $250,000 from the sale to Technology Fund II Pte Ltd of a convertible debenture under a commitment entered into on November 15, 1999, which debenture contained essentially the same terms as the LHIC convertible debentures mentioned above. Also, under the same terms granted to LHIC and its assigns, of which Technology Fund II Pte Ltd. was one assignee, on February 15, 2000, the outstanding principal and accrued interest of the $250,000 debenture was converted into 1.7 million ordinary shares. Concurrent with the conversion of principal and accrued interest, Technology Fund II Pte Ltd. paid us $126,000 for the exercise price of the warrants contained in the $250,000 convertible debenture agreement, causing us to issue an additional 837,000 ordinary shares to Technology Fund II Pte Ltd.

         On May 15, 2000, we entered into an agreement with a group of three investors whereby the investors purchased for $2,500,000, approximately 2.9 million shares. This private placement transaction was exempt from registration pursuant to Regulation D of the Securities Act of 1933, as amended, as all of the investors are accredited investors.

         On July 14, 1999, we entered into an agreement with a group of three investors whereby the investors purchased for $500,000, 2.4 million ordinary shares, which after related fees, provided us with $459,000. Under the terms of the agreement, one of the investors, or his assigns, was required to purchase an additional 7.1 million shares for $1,500,000 when we obtained a strategic partner and entered into a strategic alliance with such partner. In February 2000, we fulfilled our obligations under the agreement by completing the acquisition of Star+Globe Technologies, and the investor and his assigns purchased the remaining 7.1 million ordinary shares for $1,500,000. The investor, Jonathan Thomas, also loaned us $100,000 on October 12, 1999, evidenced by a Convertible Promissory Note. The principal balance of that note bears interest at the prime rate at the date of the note plus 200 basis points. The principal balance, plus all accrued and unpaid interest, became due and payable on December 31, 1999. Under the terms of the note, the investor had the right at any time to convert all or any portion of the outstanding principal and unpaid interest into ordinary shares based on the average of the five (5) lowest closing trading prices of our ordinary shares between the date of the note and the conversion date. On December 30, 1999, the investor converted all the unpaid principal and accrued interest of the note into 741,000 ordinary shares.

         We believe that we have established sufficient reserves to accurately reflect the likelihood of uncollectable receivables. There can be no assurance, however, that uncollected accounts receivable beyond the reserves established would not have a material adverse effect on our business, results of operations and financial condition.

         For the three month period ended March 31, 2000, our operating activities used cash of $1,743,000 compared to $486,000 used during the comparable period of 1999.

         Although we have been successful on several occasions during the past three years in raising additional working capital, primarily through the sale of convertible securities and common stock, those funds are not sufficient to meet our expected working capital requirements for calendar year 2000. We secured approximately $5.4 million, net of debt repayments of $59,000, in additional working capital during the first quarter of 2000 from the acquisition of Star+Globe, the sale of common stock, the exercise of warrants and options, and the issuance of a convertible debenture. We believe these funds will be sufficient to meet our requirements through June, 2000. When these funds are exhausted or if our current working capital falls short of our requirements due to revenue shortfalls or other unanticipated contingencies, we will need to seek additional financing. Although management currently is seeking additional financing, there is no assurance that we will be successful in securing additional working capital and any failure on our part to do so will have a material adverse impact on the Company and may cause the Company to cease operations.

         Management has taken additional steps in securing additional external financing. At its next annual meeting, scheduled for June 7, 2000, shareholders will be asked to approve an increase of 60,000,000 shares of authorized common stock. Management believes that shareholder approval of an increase in its capitalization will provide a sufficient number of unreserved and unissued shares to pursue, among other things, equity financing transactions and strategic alliances. To increase revenues, management is actively proceeding with the implementation of its new business strategy of providing business-to-business e-commerce solutions.

         Our investing activities for the first three months of 2000 provided cash of $1,347,000. We received $1,481,000 in cash from the acquisition of Star+Globe on January 14, 2000 and used cash of $121,000 for expenditures on furniture and equipment necessary to implement our new business strategy. Such amounts were immaterial in the comparable period of 1999.

         Financing activities provided cash of $3,958,000 and $600,000 during the three month periods ending March 31, 2000 and 1999, respectively. During the three month period of 2000, we (1) sold common stock for $1,500,000 pursuant to an agreement dated July 14, 1999; (2) sold another $1,500,000 of common stock to be issued pursuant to an agreement tentatively scheduled for closing in May 2000; (3) received $633,000 from the exercise of warrants attached to convertible debentures sold in 1999 and February 2000; (5) sold a convertible debenture for $250,000 which was converted into common stock in February 2000;
(6) received $134,000 from the exercise of employee and non-employee share options; and (7) repaid our bank loan of $59,000.

         Our working capital was $(606,000) at December 31, 1999, compared to $(1,456,000) at December 31, 1998. The change in working capital primarily reflects our continuing operating losses. Included in our working capital at December 31, 1999 was the liability of $965,000 pertaining to the convertible debentures which were converted into ordinary shares on February 15, 2000.

         Our operating activities used cash of $2,061,000, $4,796,000, and $11,941,000 for the years ended December 31, 1999, 1998, and 1997, respectively. The major factors contributing to the lower 1999 figure are our improved operating results. Our accounts payable and accruals balance was reduced by $4,057,000 during 1997 and by $1,222,000 during 1998 as our Israeli operations wound down. During 1997, we retained the services of a marketing specialist and a marketing and public/investor relations firm, both of which were compensated through the issuance of warrants or shares rather than in cash. During 1999, we recognized an extraordinary gain of $885,000 as a result of negotiating the elimination of $1,180,000 of long-term debt, plus $11,000 of accrued interest, in exchange for the issuance of a warrant, valued at $306,000, to our primary lending bank in Israel. During 1999 and 1997, we issued convertible debentures and issued warrants in connection with the convertible debentures. We recorded $627,000 in 1999 and $1,844,000 in 1997 for non-cash interest expense associated with the beneficial conversion features and the issuance of warrants in connection with the issuance of the convertible debentures.

         Our investing activities used cash of $87,000, $40,000, and $168,000 during the years ended December 31, 1999, 1998, and 1997, respectively. The reductions in 1999 and 1998 compared to 1997 reflect a reduction in spending on capital equipment, such as computers, due to the winding down of our Israeli operations.

         Financing activities provided cash of $2,256,000, $2,478,000, and $5,885,000 during the years ended December 31, 1999, 1998, and 1997, respectively. The cash provided in 1999 includes the net proceeds from the sale of $1,600,000 of convertible debentures to Lernout and Hauspie Investment Company N.V. ("LHIC"), $100,000 from the convertible loan from Vulcan Investments, Inc., and $459,000, net of costs, from the sale of ordinary shares under an agreement dated July 14, 1999, both of which were discussed earlier in this section. During 1998, we retired long term debt in the amount of $1,550,000, of which $1,321,000 was retired through cash payments and $229,000 was retired through the issuance of ordinary shares. Also during 1998 we sold Series C convertible preferred shares to Lernout & Hauspie Speech Products N.V., an affiliate of LHIC, for $4,000,000. During 1997, $1,332,000 of our long-term debt was retired.

         During August 1997, we completed a financing transaction pursuant to Rule 505 of Regulation D under the Securities Act of 1933. Rule 505 was applicable because the issuance involved fewer than 35 unaccredited investors. We received $1,850,000 in cash net of $150,000 in expenses and, in return, issued the investor an unsecured convertible debenture carrying six percent (6%) annual interest. The total investment of $2,000,000 was converted into 1,959,000 ordinary shares prior to December 31, 1997.

         During November and December, 1997, we completed a financing transaction with a group of investors in which we received a total of $5,750,000 in cash before expenses (approximately $5,305,000 net of expenses). In return, we issued the investors convertible securities in the amount of $5,750,000, carrying six percent (6%) annual interest. As of December 31 1997, $2,140,000 of the securities had been converted into 2,871,000 ordinary shares. The balance of the securities was converted into an additional 9,623,000 ordinary shares during the first quarter of 1998.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

         The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the dollar. Inflation in Israel will have a negative effect on the profitability of contracts under which we are to receive payment in dollars or other foreign currencies while incurring expenses in NIS linked to the Israeli CPI, unless such inflation is offset by a devaluation of the NIS. Inflation in Israel and currency fluctuations will also have a negative effect on the profitability of fixed price contracts under which we are to receive payment in NIS.

         A devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any asset that consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar). Such a devaluation would also have the effect of reducing the dollar amount of our liabilities that are payable in NIS (unless such payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities.

         Because exchange rates between the NIS and the other currencies in which we conduct our business, including the dollar, fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuation, and especially larger periodic devaluations, have an impact on our profitability and period-to-period comparisons of our results. Such impact is recorded in our financial statements as Other Expense. Favorable exchange rates will tend to increase reported financial income and unfavorable exchange rates will tend to reduce reported income. To date, we have not engaged in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.

EFFECTIVE CORPORATE TAX RATE

         To date, none of our operations in any of the countries in which we operate has been profitable and, therefore, we have not paid income taxes nor do we have any income tax liability.

         Virtually all of our facilities and investment programs have been granted "Approved Enterprise" status under Israel's Law for Encouragement of Capital Investments, 1959. Under the Approved Enterprise program, we are entitled to reductions in the tax rate normally applicable to Israeli companies with respect to income generated from Approved Enterprise investments. We have derived, and expect to continue to derive, a substantial portion of our income from Approved Enterprise investments. We are entitled to a ten-year tax exemption commencing in the first year in which taxable income is earned, subject to certain time restrictions, the benefit period for which has not yet commenced. In addition, we have U.S. net operating loss carryforwards that we intend to utilize to reduce its future income tax liability.

As of December 31, 1999 and 1998, we have net deferred tax assets offset by a full valuation allowance at December 31, 1999 and 1998. Management is not able to determine if it is more likely than not that the net deferred tax assets will be realized.

YEAR 2000

         Since the beginning of 2000, we have not had any interruptions of our business due to the Year 2000 issue. During the next few months we will continue to monitor our operations and assess whether the Year 2000 issue has an impact on us. We have not incurred any significant costs to become Year 2000 compliant.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Luboshitz Kasierer & Co., a member firm of Arthur Andersen and the Company's independent auditors for the year ended December 31, 1998, resigned effective February 14, 2000. Luboshitz Kasierer's reports on the Company's financial statements for the fiscal years ended December 31, 1998 and December 31, 1997, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as to the going concern nature of the Company.

         During the Company's two most recent fiscal years and through February 14, 2000, there were no disagreements with Luboshitz Kasierer on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction Luboshitz Kasierer, would have caused it to make reference to the subject matter of the disagreement in connection with its report. During the Company's two most recent fiscal years and through February 14, 2000, Luboshitz Kasierer did not advise the Company of any "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K.

         Luboshitz Kasierer furnished the Company with a letter addressed to the Securities and Exchange Commission stating that they agree with the statements in the preceding two paragraphs.

         The Company retained BDO Seidman, LLP as its independent certified public accountants to audit the consolidated financial statements of the Company for the year ended December 31, 1999, and BDO Shlomo Ziv & Co. was engaged to re-audit the consolidated financial statements of the Company for the years ended December 31, 1998 and 1997. The Company's Audit Committee and Board of Directors approved the change in auditors.

         During the fiscal year ended December 31, 1998, and through February 14, 2000, the Company had not consulted with BDO Seidman, LLP regarding (1) the application of accounting principals to any transaction; (2) the type of audit opinion that might be rendered on the Company's financial statements; (3) any disagreement or reportable event as those items are described or defined in Items 304(a)(1)(iv) and 304(a)(1)(v) of Regulation S-K; or (4) any other matter set forth in Item 304(a)(2) of Regulation S-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         We are exposed to market risk through interest rates related to our investment of current cash and cash equivalents. These funds are generally highly liquid with short term maturities, and the related market risk is not considered material. Management believes that fluctuations in interest rates in the near term will not materially affect our consolidated operating results, financial position or cash flows.

                                    BUSINESS

OVERVIEW

         We enable businesses to communicate, carry out transactions and provide customer support multinationally and multiculturally through web sites via the Internet. Founded in 1988 in Jerusalem as Accent Software International Ltd., we provide a wide range of language-related solutions and services that ensure that e-business web sites are dynamically interactive and capable of being used by customers around the globe, regardless of their native language, culture or currency.

         We have undergone extensive restructuring from 1997 through 1999, positioning the company to take advantage of the growing e-business marketplace and the shift in that market toward non-English speaking users. We have been transformed from a seller of language technology and translation software into a provider of a full range of multilingual, multicultural and multi-commerce products and services that enable customer companies to truly conduct business on a global scale over the Internet.

         In October 1999, we changed our name from Accent Software International Ltd. to LanguageWare.net (Company) Ltd. In calendar 1999 we improved our financial position by exchanging $1.19 million in outstanding debt owed to the Government of Israel with warrants that are convertible to ordinary shares, and by obtaining $2.2 million in additional working capital primarily through the sale of convertible securities and ordinary shares in a series of private equity placements with a group of private investors and related parties.

         We began an alliance that culminated in the acquisition of Star+Globe Technologies Pte Ltd., a closely-held Singapore company that provides proprietary Asian character processing technology. The transaction, which closed on January 14, 2000, gives us a unique competitive advantage in developing multilingual web sites and e-business solutions for customers serving Asian markets.

         In 1999, we released the world's first multilingual customer support solution product. NativeTongue(TM) allows Internet communication between companies and their customers, vendors and suppliers around the world in the language the individual is most comfortable with.

         In the U.S., we operate through our wholly-owned subsidiary, WholeTree.com, Inc., which was formed in January 2000. Our customers include Hewlett-Packard Company, Lucent Technologies Inc., Dell Computer Corp., Unisys Corp. and other Fortune 1000 companies. International operations, focusing on Asia, are handled through the recently-acquired Star+Globe Technologies in Singapore.

         By the end of 2000 we expect to have 16 sales teams operating from Colorado Springs, Colorado; Irvine, California; Sarasota, Florida; Singapore, Hong Kong and Tokyo.

INDUSTRY BACKGROUND

         The global e-commerce market is exploding, with sales expected to reach $1.3 trillion by 2001.(1) That, in turn, is creating tremendous demand for language information technology (IT) and language IT services.

         While 78 percent of web site content currently is written in English, that is the native language for only 6.2 percent of the world's population.
(2)(3) By 2005, it's estimated that more than one billion people will be using the Internet -- about 700 million of them outside the United States. In just three years, 50 percent of Internet sales are expected to be outside the U.S.
(4)

Sources:
1 - International Data Corporation
2 - The Industry Standard
3 - Business 2.0
4 - NUA Limited

         To effectively compete in this global marketplace, companies need more than simple translation of English-based web sites into different languages. They also need a working knowledge of a country's business practices, cultural attitudes, marketing ethics, public relations and advertising standards. They need financial systems that account for daily fluctuations in currency exchange rates and local tax requirements. They also must provide quality technical support in the appropriate language and respond quickly to e-mail questions, whether of a technical nature, or requests for corporate or investor information.

         LANGUAGEWARE.NET STRATEGY We offer the only comprehensive source for global e-business solutions currently available to help corporations improve their competitive advantage in a worldwide marketplace. Global e-business requires not only translation services, but also ways to communicate rapidly, calculate local currency options and tools that make customers, of any country or language, feel at home at a Web site.

     Our strategic solutions include:

o    Multilingual Web site development, maintenance and e-commerce solutions.
o The unique ability to view, search and build multilingual databases on English operating systems.

o Database and desktop capabilities that allow Asian (double-byte) characters to be viewed on English operating systems.
o    An integrated on line machine and human translation portal.
o Real-time multilingual, multicultural customer support and sales system development.
o    Industry leading software localization services.
o Worldwide network of thousands of in-country native-speaking translators that are instantly screened and accessed via our Internet server technology.

PRODUCTS AND SERVICES

     Our language-related solutions ensure companies can conduct business with consumers worldwide, regardless of their spoken native language. Those solutions include:

o NATIVETONGUE(TM) - An integrated, Web-based customer support application, combining machine and human translation, that enables companies to respond quickly to queries from Web site users located around the world. Instant machine translation provides a company's customer support staff with immediate access to foreign correspondence. Our proprietary server system also links customers to a network of pre-screened, specialized human translators. NativeTongue also lets companies build a database of Frequently Asked Questions (FAQs) to reduce the need for and cost of repeated translations.

o IMEASE(TM) - A tool that provides Input Method Editors (IME's) for virtually all written languages which enables visitors to a web site to input any language from any language operating system. It makes possible the creation of a web-based, fully functional, multilingual database and puts multilingual search capability on a web site enabling visitors to rapidly find any data in any of the languages included on a web site.

o TRANSERVER(TM) - A dedicated server residing at WholeTree.com which receives all customer submitted files that need translating. The TranServer automatically performs either machine translations on desired files or sends files to human translators for translation. Upon translation, the TranServer returns the files to the appropriate location.

o LOC@ALE - A unique suite of management, administrative and translation tools allowing a user interface of any MS Windows(TM) application to be localized into virtually any language. Loc@ale enables international solutions for any C/C++, Java, or Visual Basic development environment.

o Web site and e-commerce solutions - Allow companies to enable existing databases for multilingual searches by customers; calculate currency conversion rate for purchases; and negotiate complex legal issues, purchasing traditions and delivery restrictions.

SALES AND MARKETING

         Our primary market is non-technology companies that use the Internet to conduct business on a global scale. We reach this market through a combination of direct sales, telemarketing and other types of marketing programs. Given our recent shift to a customized solutions company, direct sales efforts are increasingly more critical. With the acquisition of Star+Globe, which is based in Singapore, we are currently focused on products and services based on Asian languages that enhance trade between the U.S. and Asia. Other solutions for all areas of the world also are being developed.

         MARKETING. We have historically utilized a variety of marketing programs to stimulate and build long-term demand for our products, including public relations, advertising, trade shows, direct mail, catalogs and ongoing customer communications. In the past, we have used marketing programs that were specifically sales-oriented, rather than image or brand-awareness-oriented; however, our recent transformation has brought about the need for enhanced marketing efforts. In January 2000, we launched an international advertising and branding campaign for WholeTree.com. This advertising platform features newspaper, magazine and television creative, including full-page ads in the Wall Street Journal and placements in industry publications, such as Business 2.0, WIRED Magazine, Red Herring and Industry Standard. The broadcast creative runs in New York, Chicago, San Francisco, Washington D.C., Denver and Atlanta on cable networks, including CNN, CNBC, USA-Bloomberg, MSNBC, and others. We will continue to advertise in other software development and translation industry publications, as well as attend appropriate trade shows. These highly-focused efforts are designed to build awareness of our company and develop an understanding of our services in order to get products into the hands of potential customers.

         PRODUCT DEVELOPMENT. Product and solution development plays a significant role at Languageware. The development of NativeTongue(TM) generated a vast amount of market awareness that has been leveraged to define the direction of future products and services. One such product is Site Trak(TM), a solution that enables companies, whose Web sites are available in other languages to easily incorporate Web site updates from the source site into each language's site. We commercially launched Site Trak(TM) in March 2000.

COMPETITION

         Through our operating subsidiary, WholeTree.com, we have created our own competitive niche through our unique combination of multilingual software, Web site development and multilingual content management. We currently have no direct competition due, in part, to our ability to offer Asian character processing among a full range of global e-business solutions. The globalization of e-commerce through the Internet likely will see a movement of pure translation companies into customer services, systems integration, consulting and solution design during the coming years.

         Our Web site development business faces competition from much larger companies that offer a variety of business-to-business professional services to companies wishing to expand e-business operations. These include Scient Corporation, Viant Corporation and USWeb Corporation.

PRODUCT SUPPORT AND MAINTENANCE

         Our technical support group provides the services needed to deliver and support our solutions in the marketplace. These services include translation and technical support that are generally available to customers worldwide via Internet e-mail.

PROPRIETARY RIGHTS

         We regard our products and the processes used to produce them as proprietary trade secrets and confidential information. With regard to our software, we rely on a combination of trademarks, trade secret and copyright law to establish and protect proprietary rights in our products. In addition, we attempt to protect trade secrets and other proprietary information through confidentiality agreements with our employees, outside consultants and potential business partners. We require all of our employees to sign confidentiality agreements as a condition of employment.

         We currently holds no patents. We have established an internal process, however, which has resulted in the filing of two patent applications (both of which have been transferred to third parties for appropriate consideration) and which will ensure that protection will be sought for any future patentable inventions. There can be no assurance that we will develop any further patentable inventions or that any patent applications we file for technology or products derived therefrom will be granted.

         Historically, we have provided our products to customers under non-exclusive, non-transferable licenses. We have not required end-users of our retail, mass-market products to sign license agreements. Instead, we include an on-line "click wrap" license and/or a printed "shrink wrap" license with each copy of our products. It is uncertain whether license agreements of this type are legally enforceable in all countries and jurisdictions in which the products are marketed.

         We believe that our products are proprietary and are protected by copyright, trade secret and trademark law, as well as by the contractual agreements described above. However, certain protections, such as limitations on use of a product and limitations on warranties and liability, are not afforded by copyright law and may not be available without an enforceable license agreement. Moreover, there can be no assurance that our proprietary technology of will continue to be secret or that others will not develop similar technology and use such technology to compete with us. We do not currently include in our products any mechanism to prevent or inhibit unauthorized copying or usage.

         We do not believe that our products or their trademarks infringe upon the proprietary rights of third parties. However, there can be no assurance that a third party will not make a contrary assertion. The cost of responding to such assertions may be material whether or not the assertions are validated.

         We license, pursuant to non-exclusive licenses, proprietary technology from other companies including Lernout & Hauspie Speech Products N.V. (machine translation), Bitstream, Inc. (fonts) and URW, GmbH (fonts), for inclusion in our products. These licenses are generally for a one year term with automatic renewal. There can be no assurance that these third parties will continue to license their software programs to us on commercially reasonable terms, particularly if such companies develop products which they perceive as competitive with those developed and marketed by us. Although we believe that multiple sources are available for such licensed products, if any of our license agreements were terminated and we were unable to replace those licenses with comparable licenses from alternate suppliers, such terminations could have a material adverse effect on our ability to market certain of its products.

EMPLOYEES

         As of December 31, 1999, we had 17 full time employees. Following our acquisition of Star+Globe in January 2000, and embarking on the new business strategy of providing e-commerce solutions, we had 73 full time employees as of May 1, 2000, including 48 in the United States and 25 in Singapore. We had 8 employees in administrative areas, 5 employees in marketing functions, 23 sales people, 21 employees engaged in web site design and development and 16 software engineers. Future staffing requirements will be dependent upon our success in implementing our new business strategy, and consequently, cannot be predicted at this time.

LEGAL PROCEEDINGS

         There are no material pending legal proceedings as of the date of this filing, and we are not aware of any other pending or threatened litigation that could have a material adverse effect on us.

         In the course of our business, we may become subject to various claims, some or which may mature into litigation. Although we are aware of claims asserted against us, we are not aware of any claims that have a reasonable possibility of adverse outcome in a material amount. There can be no assurance, however, that unforeseen circumstances will not cause such claims, or other, currently unknown claims, to result in adverse outcomes in material amounts.

                            DESCRIPTION OF SECURITIES

ORDINARY SHARES

         We are currently authorized to issue up to 130,000,000 ordinary shares, NIS 0.01 par value. As of May 16, 2000 there were 101,525,267 ordinary shares issued and outstanding. There are approximately 6,800 holders of record of our ordinary shares.

         GENERAL. All of our outstanding ordinary shares are, and the ordinary shares offered hereby when issued and paid for will be, validly issued, fully paid and non-assessable. The ordinary shares do not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our Memorandum of Association or Articles of Association or by the laws of the State of Israel, except with respect to subjects of countries that are at a state of war with Israel.

         MODIFICATION OF CLASS RIGHTS. The rights of any class of our share capital, such as voting rights and rights to dividends, may be varied with the consent in writing of the holders of all of the voting rights of the issued shares of that class or upon the adoption of a special resolution passed at a separate general meeting of the holders of the shares of such class. Shares that confer preferential or subordinate rights relating to, among other things, dividends, voting and payment of capital, can be created only by a special resolution of the shareholders. The rights attached to a class of shares may be altered by a special resolution of the shareholders, provided that the holders of 75% of the voting rights of the issued shares of that class approve such change by agreement in writing, subject to the terms of such class and special requirements of Israeli law.

         ELECTION OF DIRECTORS. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares representing more than 50% of the voting power have the power to elect all the directors.

         DIVIDEND AND LIQUIDATION RIGHTS. We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in the profits of the company. In the event of liquidation of the company, after satisfaction of liabilities to creditors, the assets of the company shall be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings. Such right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Board of Directors may declare interim dividends and propose the final dividend with respect to any fiscal year out of profits. Declaration of a final dividend (which cannot exceed the amounts proposed by the Board) requires shareholder approval by adoption of an ordinary resolution. Failure to obtain such shareholder approval does not affect previously paid interim dividends.

UNITS

         We currently have 2,000 units outstanding. Each unit consists of one ordinary share and one warrant to purchase one ordinary. Each warrant included in the units entitles the warrant holder to purchase one ordinary share at a price of $11.50, subject to adjustment in certain circumstances until 5:00 p.m., Eastern Time, on November 21, 2001. The securities comprising the units became separately transferable on November 21, 1997. There are currently 1,800,000 warrants outstanding that were originally issued as part of the units.

PREFERRED SHARES

         Our Articles of Association authorize us to issue up to a total of 10,000,000 preferred shares, NIS 0.01 par value, with the shares to be issued in series by the Board of Directors.

         On May 25, 1998, the Board of Directors designated 4,000 preferred shares as Series C Preferred Shares, and issued 4,000 shares of Series C Preferred to Lernout & Hauspie Speech Products, N.V. Each share of Series C Preferred has a liquidation preference of $1,000. Each share of Series C Preferred is convertible at any time into 2222.22 ordinary shares and each share has the right to vote on all matters as if converted into 2222.22 ordinary shares. As of May 16, 2000, all Series C Preferred Shares previously issued had been converted to ordinary shares.

         On June 30, 1999, our Board of Directors designated 2,884,874 preferred shares as Series D Preferred Shares, and issued 2,884,874 shares of Series D Preferred to L & H Investment Company, N.V. Each share of Series D Preferred has a liquidation preference of $0.216484375 per share. Each share of Series D Preferred is convertible at any time into one ordinary share and each share has the right to vote on all matters as if converted into one ordinary share. As of May 16, 2000, all Series D Preferred Shares previously issued had been converted into ordinary shares.

         The remaining Preferred Shares may be issued in one or more series from time to time with such designations, rights, preferences and limitations as the Board of Directors may determine without approval of its shareholders. The rights, preferences and limitations of separate series of serial Preferred Shares may differ with respect to such matters as may be determined by the Board of Directors, including without limitation, the rate of dividends, method or nature or prepayment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions, conversion rights and voting rights. The ability of the Board to issue Preferred Shares could also be used by it as a means for resisting a change of control of the company and can therefore be considered an "anti-takeover" device. We currently have no plans to issue any shares of Preferred Shares.

REPORTS TO SHAREHOLDERS

         We are a publicly held company which files periodic reports, including Annual Reports containing consolidated financial statements of the company audited by independent certified public accountants, and quarterly reports, which contain unaudited financial statements, with the Securities and Exchange Commission.

TRANSFER AGENT

         The transfer agent for our ordinary shares and units is American Stock Transfer & Trust Company.

                              PLAN OF DISTRIBUTION

         The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The term "selling shareholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling shareholders may sell their shares by one or more of, or a combination of, the following methods:

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         - block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

         -    in privately negotiated transactions; and

         -    in options transactions.

         In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

         In effecting sales, broker-dealers or agents engaged by the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated immediately prior to the sale.

         In offering the shares covered by this prospectus, the selling shareholders and any broker-dealers who execute sales for the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling shareholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

          In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

         At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

         We have agreed with the selling shareholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement or (ii) the selling shareholders become eligible to resell the shares covered by this prospectus pursuant to Rule 144(k) under the Securities Act.

         We are responsible for all costs, expenses and fees incurred in registering the shares offered hereby. The selling shareholders are responsible for brokerage commissions, if any, attributable to the sale of the ordinary shares.

                                  LEGAL MATTERS

         The validity of the ordinary shares offered hereby will be passed upon for LanguageWare.net by Yigal Arnon & Co., Jerusalem, Israel .

                                     EXPERTS

         The financial statements of LanguageWare.net (Company) Ltd. and subsidiary included and incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, and by BDO Shlomo Ziv & Co., independent certified public accountants, to the extent and for the periods set forth in the respective reports of such firms (which contain an explanatory paragraph regarding the Company's ability to continue as a going concern) appearing elsewhere herein and incorporated herein by reference, and are included and incorporated herein in reliance upon such report given upon the authority of such firms as experts in auditing and accounting.

         The financial statements of Star+Globe Technologies Pte. Ltd. and subsidiary included and incorporated by reference in this Prospectus have been audited by BDO International, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and incorporated herein by reference, and are included and incorporated herein in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports and other documents with the United States Securities and Exchange Commission ("SEC"). You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549 without charge. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC also maintains an Internet site at http://www.sec.gov where certain information regarding issuers (including LanguageWare.net) may be found.

         This Prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this Prospectus regarding LanguageWare.net and its ordinary shares, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from its Internet site.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

         The following documents filed by LanguageWare.net with the SEC are incorporated herein by reference:

         - Our Annual Report on Form 10-K for the year ended December 31, 1999, as filed with the SEC on March 31, 2000.

         - Our definitive proxy statement for the 2000 General and Extraordinary Meeting of Shareholders, as filed with the SEC on May 1, 2000.

         - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, as filed with the SEC on May 15, 2000.

         - Our Current Report on Form 8-K, as filed with the SEC on February 22, 2000, as amended on February 25, 2000 to announce Change in Registrant's Certifying Accountant.

         - Our Current Report on Form 8-K, as filed with the SEC on January 28 , 2000, as amended on March 29, 2000 to announce the acquisition of Star+Globe Technologies Pte. Ltd.

         You may request a copy of these documents, at no cost, by telephone or email or by writing to:

                              LanguageWare.net Ltd.
                             102 S. Tejon, Suite 320
                           Colorado Springs, CO 80903
                              Attention: Tom Foster
                                 (719) 955-3400
                               tomf@wholetree.com

                          INDEX TO FINANCIAL STATEMENTS

LanguageWare.net (Company) Ltd. for the Periods Ended
March 31, 2000 and 1999

     Consolidated Balance Sheet (Unaudited)                                                       F-1

     Consolidated Statements of Operations (Unaudited)                                            F-2

     Consolidated Statements of Cash Flows (Unaudited)                                            F-3

     Notes to Consolidated Financial Statements (Unaudited)                                 F-4 - F-8

LanguageWare.net (Company) Ltd. for the Years Ended
December 31, 1999, 1998 and 1997

     Reports of Independent Certified Public Accountants                                   F-9 - F-10

     Consolidated Balance Sheets                                                          F-11 - F-12

     Consolidated Statements of Operations                                                       F-13

     Consolidated Statements of Stockholders' Equity (Deficit)                            F-14 - F-15

     Consolidated Statements of Cash Flows                                                       F-16

     Summary of Accounting Policies                                                       F-17 - F-23

     Notes to Consolidated Financial Statements                                           F-24 - F-47

Star+Globe Technologies Pte Ltd and its Subsidiary for the Years Ended
December 31, 1999 and 1998

     Report of Independent Certified Public Accountants                                          F-48

     Consolidated Balance Sheets                                                          F-49 - F-50

     Consolidated Statements of Operations                                                       F-51

     Consolidated Statements of Stockholders' Equity                                             F-52

     Consolidated Statements of Cash Flows                                                       F-53

     Summary of Accounting Policies                                                       F-54 - F-57

     Notes to Consolidated Financial Statements                                           F-58 - F-65

LanguageWare.net (Company) Ltd. Unaudited Pro Forma Condensed Consolidated
Statement of Operations                                                                          F-66

Unaudited Pro Forma Condensed Consolidated Statement of Operations                               F-67

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations                      F-68

               LANGUAGEWARE.NET (COMPANY) LTD. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                     U. S. dollars and shares in thousands

                                                                                         March 31,
                                                                                           2000
                                                                               -------------------------
                                   Assets                                              (Unaudited)
Current Assets
   Cash and cash equivalents                                                                    $  3,811
   Trade receivables, net of allowance of
      $119 and $113                                                                                  504
   Other receivables                                                                                   -
   Prepaid expenses                                                                                   91
                                                                               -------------------------
        Total current assets                                                                       4,406
Equipment
   Cost                                                                                              431
   Less - accumulated depreciation                                                                   183
                                                                               -------------------------
        Equipment, net                                                                               248
Intangible Assets
   Completed technology                                                                            3,350
   Other intangible assets                                                                           800
   Goodwill                                                                                          672
                                                                               -------------------------
                                                                                                   4,822
   Less - accumulated amortization                                                                   378
                                                                               -------------------------
        Intangible assets, net                                                                     4,444
Other Long-Term Assets                                                                                28
                                                                               -------------------------
        Total assets                                                                            $  9,126
                                                                               =========================

             Liabilities and Shareholders' Equity ( Deficit)
Current Liabilities
   Accounts payable                                                                             $  1,212
   Accrued liabilities                                                                               511
   Line-of-credit                                                                                      -
   Convertible debentures                                                                              -
                                                                               -------------------------
        Total liabilities                                                                          1,723

Shareholders' Equity (Deficit)
   Convertible preferred stock -- NIS 0.01 par value,
    10,000 shares authorized, 2,889 issued and outstanding;
    Series C liquidation value of $1,000 per share or $4,000
    in the aggregate; Series D liquidation value of $0.22 per
    share or $625 in the aggregate                                                                     7
   Common stock, par value NIS 0.01, authorized 130,000
    shares; issued and outstanding 83,366 and 32,721                                                 209
   Additional paid-in capital                                                                     62,945
   Common stock to be issued                                                                       1,500
   Accumulated deficit                                                                           (57,258)
        Total shareholders' equity (deficit)                                                       7,403
                                                                               -------------------------
        Total liabilities and shareholders' equity (deficit)                                    $  9,126
                                                                               =========================




      The accompanying notes are an integral part of these consolidated financial statements

               LANGUAGEWARE.NET (COMPANY) LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
      U.S. dollars and shares in thousands (except per share information)

                                                                                                Three months ended
                                                                                                      March 31,
                                                                              -----------------------------------------------------
                                                                                          2000                       1999
                                                                              --------------------------    -----------------------
                                                                                       (Unaudited)                (Unaudited)
Net sales                                                                                        $   801                    $   471

Operating costs and expenses
  Professional services                                                                              514                        243
  Product development costs                                                                          248                         21
  Sales and marketing expenses                                                                     2,260                        130
  General and administrative expenses                                                              1,300                        505
                                                                              --------------------------    -----------------------

  Total operating costs and expenses                                                               4,322                        899
                                                                              --------------------------    -----------------------

Operating loss                                                                                    (3,521)                      (428)

Other income (expense)
  Interest expense                                                                                  (308)                      (217)
  Other expense                                                                                       15                        (10)
                                                                              --------------------------    -----------------------

Loss before extraordinary item                                                                    (3,814)                      (655)

Extraordinary gain on debt extinguishment (less income
  taxes of $0)                                                                                         -                        885
                                                                              --------------------------    -----------------------

Net income (loss)                                                                                $(3,814)                   $   230
                                                                              ==========================    =======================

Basic and diluted income (loss) per common share
    Loss before extraordinary item                                                               $ (0.05)                   $ (0.02)
    Extraordinary item                                                                                 -                       0.03
                                                                              --------------------------    -----------------------
Net income (loss) per common share                                                               $ (0.05)                   $  0.01
                                                                              ==========================    =======================

Basis and diluted weighted average
  number of common shares outstanding                                                             70,222                     29,292
                                                                              ==========================    =======================








      The accompanying notes are an integral part of these consolidated financial statements

               LANGUAGEWARE.NET (COMPANY) LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     U.S. dollars and shares in thousands


                                                                                                  Three months ended
                                                                                                        March 31,
                                                                                 --------------------------------------------------
                                                                                             2000                      1999
                                                                                 ------------------------    ----------------------
                                                                                         (Unaudited)               (Unaudited)
Operating activities
    Net income (loss)                                                                             $(3,814)                    $ 230
    Adjustments to reconcile net loss to net cash
        used in operating activities
          Depreciation and amortization                                                               438                        23
          Change in allowance for doubtful accounts                                                     7                      (117)
          Change in realizable value of trade credits                                                   -                        50
          Non-cash interest                                                                           300                       200
          Extraordinary item                                                                            -                      (885)
          Changes in assets and liabilities, net of business combination:
             (Increase) decrease in trade receivables                                                 682                       (63)
             Decrease in other receivables                                                             53                        65
             (Increase) decrease in prepaid expenses                                                  (13)                        5
             Decrease in inventories                                                                    -                         7
             Increase (decrease) in payables & accruals                                               604                        (2)
             Increase in severance liability                                                            -                         1
                                                                                 ------------------------    ----------------------
    Net cash used in operating activities                                                          (1,743)                     (486)
                                                                                 ------------------------    ----------------------

Investing activities
    Cash acquired in business acquisition                                                           1,481                         -
    Acquisition of equipment                                                                         (121)                       (1)
    Increase in other assets                                                                          (13)                        -
                                                                                 ------------------------    ----------------------
Net cash provided by (used in) investing activities                                                 1,347                        (1)
                                                                                 ------------------------    ----------------------

Financing activities
    Repayment of bank loans                                                                           (59)                        -
    Net proceeds received on issuance of common stock                                               1,500                         -
    Net proceeds received from common stock to be issued                                            1,500                         -
    Net proceeds received on exercise of warrants and options                                         767                         -
    Net proceeds received on issuance of convertible debenture                                        250
    Net proceeds received on issuance of convertible debt                                               -                       600
                                                                                 ------------------------    ----------------------
Net cash provided by financing activities                                                           3,958                       600
                                                                                 ------------------------    ----------------------

Increase in cash and cash equivalents                                                               3,562                       113
    Cash and cash equivalents, beginning of period                                                    249                       141
                                                                                 ------------------------    ----------------------
    Cash and cash equivalents, end of period                                                      $ 3,811                     $ 254
                                                                                 ========================    ======================





      The accompanying notes are an integral part of these consolidated financial statements.

                  LANGUAGEWARE.NET (COMPANY) AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements
                                  (Unaudited)

Note  1 -  BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation
---------------------

The accompanying unaudited condensed consolidated financial statements of LanguageWare.net (Company)Ltd., and its subsidiaries ("the Company") have been prepared in accordance with United States generally accepted accounting principles for interim financial information. The significant accounting policies, certain financial information and footnote disclosures which are normally included in financial statements prepared in accordance with generally accepted accounting principles, but which are not required for interim reporting purposes, have been condensed or omitted. In the opinion of management, all adjustments (consisting of adjustments of a normal, recurring nature) necessary for a fair presentation of these financial statements have been reflected in the interim periods presented. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. Although the Company believes that the disclosures presented herein are adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and footnotes included in the Company's 1999 Annual Report on Form 10-K for the year ended December 31, 1999.

Intangible Assets

Intangible assets, arising from the Company's acquisition of Star+Globe Technologies Pte. Ltd. (see Note 4), are being amortized over the estimated period the assets are expected to benefit the Company as indicated in the following table.

                                Estimated Life
                                   In Years
                                --------------
     Completed technology                3
     Other intangible assets          3  to  4
     Goodwill                            5

Net Income (Loss) Per Common Share

Statement of Financial Accounting Standards No. 128, "Earnings Per Share", provides for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income
(loss) applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share.

For the period ended March 31, 2000 and 1999, total stock options of 7,082,680 and 3,920,750, total stock warrants of 14,894,194 and 15,353,694 and convertible preferred stock of 11,773,763 and 8,888,889 were not included in the computation of diluted income (loss) per share because their effect was anti-dilutive.


Note  2 -  GOING CONCERN

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The report of the Company's Independent Auditors (included in the Company's 1999 Annual Report on Form 10-K), however, raises doubt about the Company's ability to continue as a going concern. Management acknowledges that the Company's history of operating losses and operating cash flow deficits raises legitimate concern about the Company's longer term prospects.

                  LANGUAGEWARE.NET (COMPANY) AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements
                                  (Unaudited)

To enhance the Company's longer term prospects, effective January 2000 management has embarked on a new operating strategy designed to increase revenue. In the years preceding 1999, the Company was a seller of language technology and translation software to the consumer retail market, transforming in calendar 1999 primarily to a provider of translation services to other businesses. Beginning January 2000, the Company changed its focus to providing a full range of multilingual, multicultural and multi-commerce products and services that enable its business customers to conduct business on web sites via the Internet.

Since its inception in 1988, the Company has developed proprietary software serving the language information technology industry. To enhance its competitive position under its new operating strategy, the Company intends to utilize some of such proprietary software as tools to provide superior service to potential customers. Additionally, the Company has entered into alliances with other companies in the industry aimed at broadening the Company's market reach and has expanded its translation services business.

To further enhance its competitive advantage, the Company acquired Star+Globe Technologies Pte. Ltd. ("Star+Globe") on January 14, 2000. Star+Globe owns proprietary Asian character processing technology and provides Asian languages translation services.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Note  3 -  LIQUIDITY

As of March 31, 2000 and December 31, 1999, the Company had accumulated deficits of $57.3 million and $53.4 million, respectively. For the three months ended March 31, 2000, the Company incurred a loss of $3.8 million and recognizes that it may continue to incur operating losses through the remainder of 2000 and possibly beyond. Furthermore, the Company has embarked on a new business operating strategy commencing January 2000 and does not expect to generate sufficient cash from such new operating strategy to finance its operations. Consequently, the Company will be dependent upon external sources to meet its liquidity requirements for the foreseeable future. Additionally, the Company plans to increase revenues through the successful implementation of its new business strategy of providing multilingual, multicultural and multi-commerce products and services enabling business to be conducted on web sites via the Internet.

As of March 31, 2000 the Company's cash balance was $3.8 million compared to $249,000 at December 31, 1999. The increase is primarily attributable to $3.0 million from the sale of common stock, approximately $1.5 of cash acquired from the acquisition of Star+Globe Technologies Pte. Ltd., and $633,000 received from the exercise of warrants attached to convertible debentures sold in calendar 1999 and February 2000.

On February 2, 2000, the Company issued a $250,000 convertible debenture to an existing shareholder of the Company bearing interest at 10.25% with principal and accrued interest convertible into common stock of the Company at a conversion price of $0.15 per share. The holder of the debenture also received warrants with an exercise price of $0.15 per share to purchase a number of shares of the Company's common stock equal to 50% of the number of shares issuable upon conversion of principal and accrued interest. At the date of issuance, the warrants and the beneficial conversion feature were valued at $250,000 (the total proceeds received), which will be amortized as interest expense over the life of the debenture. On February 15, 2000, the holder of the debenture converted its debt plus accrued interest into 1,673,379 shares of common stock of the Company. In addition, on February 15, 2000, the holder exercised its warrants, and the Company issued 836,690 shares of common stock for cash proceeds of approximately $126,000.

                  LANGUAGEWARE.NET (COMPANY) AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements
                                  (Unaudited)

Note  4 - BUSINESS ACQUISITION

On January 14, 2000, the Company acquired all of the capital stock of Star+Globe Technologies Pte. Ltd. ("Star+Globe"), a privately-held Singapore company, in a transaction valued at approximately $6.5 million. As a result of the acquisition, Star+Globe will operate as a wholly-owned subsidiary of the Company. The operating results of this acquisition have been included in the accompanying consolidated financial statements from the date of acquisition. Subsequent to the acquisition, the name of Star+Globe was changed to WholeTree.com (Asia) Pte. Ltd.

In consideration for the Star+Globe stock, the Company issued 33,673,361 shares of its common stock valued at $4,734,475 ($0.14 per share quoted market price). At the closing, the Company issued an aggregate of 30,306,025 shares of its common stock (the "Closing Consideration"), and was required to issue up to 3,367,336 additional shares of its common stock (the "Holdback Shares") within ninety (90) days of January 14, 2000, which shares could have been reduced by any indemnification claims pursuant to the provisions of the Agreement. All Holdback Shares were issued, without reduction, on April 14, 2000. The Company has agreed to use its best efforts to register, in calendar year 2000, all of the common stock issued as consideration.

In connection with the transaction, the Company has also agreed to provide a non-qualified share option plan for employees and a director of Star+Globe wherein stock options have been granted to such employees and director to purchase an aggregate of 2,266,639 the Company's common stock valued at $1,735,183 using the Black-Scholes option pricing model at an exercise price of $0.093 per share. The stock options are exercisable immediately and expire on January 15, 2001.

The acquisition was recorded using the purchase method of accounting by which the assets were valued at fair market value at the date of acquisition. The allocation of the purchase is reflected in Note 5 below.

The following unaudited pro forma information presents the consolidated results of the operations of the Company as if the acquisition of Star+Globe occurred on January 1, 1999. The unaudited pro forma financial data does not purport to be indicative of the results which actually would have been obtained had the purchase been effected on January 1, 1999, or the results which may be obtained in the future.

                                              Three Months
                                                 Ended
                                             March 31, 1999
                                         ----------------------
   (Dollars and shares in thousands)
Net Sales                                        $    602

Loss before extraordinary item                   $ (1,282)

Net loss                                         $  (397)

Basic and diluted net loss per share:
Before extraordinary item                        $ (0.02)
Net loss per share                               $ (0.01)

Basic and diluted weighted average
number of common shares outstanding               62,965

                  LANGUAGEWARE.NET (COMPANY) AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements
                                  (Unaudited)

Note  5 - SUPPLEMENTAL DATA TO STATEMENTS OF CASH FLOWS


                                                                                                   Three Months Ended
                                                                                                         March 31,
                                                                                     -----------------------------------------------
                                                                                             2000                     1999
                                                                                     ----------------------   ----------------------
Supplemental Schedule of Non-Cash Investing and Financing Activities:
    Common stock issued in satisfaction of
       convertible debentures and accrued interest                                      $               998     $                  -
                                                                                     ======================   ======================
    Common stock and stock options issued in business acquisition                       $             6,470     $                  -
                                                                                     ======================   ======================
    Issuance of stock warrants in connection with
       debt extinguishments                                                             $                 -     $                306
                                                                                     ======================   ======================

Supplemental Schedule of Non-Cash Activity in Conjunction with Acquisition
  Activities
   (see Note 4 above):
    Working capital less cash acquired                                                  $                34     $                  -
    Property and equipment                                                                              133                        -
    Completed technology                                                                              3,350                        -
    Other intangible assets                                                                             800                        -
    Goodwill                                                                                            672                        -
    Common stock and stock options issued                                                            (6,470)                       -
                                                                                     ----------------------   ----------------------
    Cash acquired in business acquisition                                               $             1,481     $                  -
                                                                                     ======================   ======================

Note  6 - STOCKHOLDERS' EQUITY

On July 14, 1999, the Company entered into an agreement with a group of three investors whereby the investors purchased for $500,000, 2.4 million shares of common stock of the Company, which, after related fees, provided $459,000 to the Company. Pursuant to the terms of the agreement, one of the investors, or his assigns, was required to purchase an additional 7.1 million shares for $1,500,000 when the Company obtained a strategic partner and entered into a strategic alliance with such partner. In February 2000, the Company fulfilled its obligations under the terms of the agreement, and the investor and his assigns purchased the remaining 7.1 million shares of common stock for $1,500,000.

On November 15, 1999, the Company sold $1,000,000 of convertible debentures to L&H Investment Company, N.V. ("LHIC"). Pursuant to the terms of the debentures, any time after March 1, 2000, LHIC had the right to convert all or any portion of the unpaid principal and accrued interest into common stock of the Company at a conversion price of $0.15 per share. Also pursuant to the terms of the debentures, warrants were issued to LHIC to purchase a number of shares of common stock of the Company equal to fifty percent (50%) of the number of shares issuable upon the conversion of all the outstanding principal and accrued and unpaid interest. The exercise price of the warrants was $0.15 per share. At the date of issuance, the warrant and the beneficial conversion feature have been valued at $62,000 which was amortized as additional interest expense through the date that the holders can first convert. The unamortized discount of $35,000 as of December 31, 1999 was fully amortized to interest expense as of the date that the holders converted their debentures. Additionally, LHIC was granted the right to assign one-half, or $500,000, of the convertible debentures, which it elected to do on February 3, 2000. On February 15, 2000, the Company allowed LHIC and its assignees to convert the principal and interest into common stock and exercise the warrants in accordance with the original terms of the debentures. Consequently, on February 15, 2000, the Company issued 6.7 million shares of common stock to LHIC and its assigns upon conversion of the principal and interest; and issued 3.4 million shares of common stock upon receipt of $507,000 for the exercise of the warrants.

On February 2, 2000, the Company received $250,000 from the sale to Technology Fund II Pte. Ltd of a convertible debenture, which debenture contained essentially the same terms as the LHIC convertible debentures mentioned above, including the right of the holder of the debenture to receive warrants to purchase shares of the Company's common stock

                  LANGUAGEWARE.NET (COMPANY) AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements
                                  (Unaudited)

equal to 50% of the number of shares issuable upon conversion of the outstanding principal and accrued interest at a $0.15 exercise price. At the date of issuance, the warrants and the beneficial conversion feature have been valued at $250,000 (the total proceeds received) which was amortized as additional interest expense through the date that the holders can first convert. The Company fully amortized the $250,000 beneficial conversion feature to interest expense as of the date that the holders converted their debentures. Also, under the same terms granted to LHIC and its assigns, of which Technology Fund II Pte Ltd. was one assignee, on February 15, 2000, the outstanding principal and accrued interest of the $250,000 debenture was converted into 1.7 million shares of common stock of the Company. Concurrent with the conversion of principal and accrued interest, Technology Fund II Pte. Ltd. gave the Company $126,000 as the exercise price of the warrants contained in the $250,000 convertible debenture agreement, causing the Company to issue an additional 837,000 shares of common stock to Technology Fund II Pte. Ltd.

In March 2000, the Company received an additional $1,500,000 (reflected as common stock to be issued in the consolidated balance sheet at March 31, 2000) from Technology Fund II Pte. Ltd., and in April 2000, the Company raised another $1,000,000 from two other related party investors, for a total of $2,500,000. Pursuant to the terms of an agreement dated effective May 5, 2000, the Company will issue 2.5 million shares of its common stock to the above mentioned three investors for a purchase price equal to $1.00 per share.

For the three months ended March 31, 2000, the Company issued 537,584 shares of its common stock upon the exercise of stock options for cash proceeds of $134,000.

Note  7 - IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board has recently issued Statement on Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133, amended by SFAS No. 137, established standards for recognizing all derivative instruments including those for hedging activities as either assets or liabilities in the statement of financial position and measuring those instruments at fair value. This Statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Management believes the adoption of this statement will have no material impact on the Company's consolidated financial statements.

Report of Independent Certified Public Accountants


To the Stockholders and Board of Directors
LanguageWare.net (Company), Ltd.
Colorado Springs, Colorado

We have audited the accompanying consolidated balance sheet of LanguageWare.net (Company), Ltd. (formerly Accent Software International Ltd.) and its subsidiary (the "Company") as of December 31, 1999 and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1999 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses and working capital deficit raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note
1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                              /s/BDO Seidman, LLP
March 10, 2000
Denver, Colorado

Report of Independent Certified Public Accountants


To the Stockholders and Board of Directors
LanguageWare.net (Company), Ltd.
Colorado Springs, Colorado

We have audited the accompanying consolidated balance sheet of LanguageWare.net (Company), Ltd. (formerly Accent Software International Ltd.) and its subsidiary (the "Company") as of December 31, 1998 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1998 and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses and working capital deficit raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note
1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2, the consolidated financial statements have been restated to reflect the effect of the intrinsic value of beneficial conversion features associated with certain debt and equity transactions entered into during 1998 and 1997.

                                              /s/BDO Shlomo Ziv & Co.
March 14, 2000
Tel Aviv, Israel

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                                    Consolidated Balance Sheets
                                                Dollars and Shares in Thousands


December 31,                                               1999           1998
-----------------------------------------------------------------------------------
Assets (Note 3)

Current:

 Cash and cash equivalents                                     $ 249          $ 141
 Accounts receivable, net of allowance for doubtful              460            265
  accounts of $113 and $219 (Note 10)
 Other receivables                                                53             91
 Inventories                                                       -              7
 Prepaid expenses and other current assets                        77              5
-----------------------------------------------------------------------------------

Total current assets                                             839            509
-----------------------------------------------------------------------------------

Property and equipment:
 Computer equipment                                              150            179
 Office furniture and equipment                                   32             59
-----------------------------------------------------------------------------------

                                                                 182            238

Less accumulated depreciation                                    128            198
-----------------------------------------------------------------------------------

Net property and equipment                                        54             40

Other assets                                                      16             50
-----------------------------------------------------------------------------------

                                                               $ 909          $ 599
-----------------------------------------------------------------------------------




           See accompanying reports of independent certified public accountants, summary of accounting policies and notes to consolidated financial statements.

                                                              LanguageWare.net
                                                                 (Company) Ltd.

                                                    Consolidated Balance Sheets
                                                                    (Continued)
                                                Dollars and Shares in Thousands


December 31,                                                                       1999                   1998
----------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Deficit

Current liabilities:

 Accounts payable                                                                      $    282               $    467
 Accrued liabilities                                                                        139                    318
 Line-of-credit (Note 4)                                                                     59                      -
 Convertible debentures (Note 3)                                                            965                      -
 Current maturities of long-term debt (Note 3)                                                -                  1,180
----------------------------------------------------------------------------------------------------------------------

Total current liabilities                                                                 1,445                  1,965

Accrued severance liability                                                                   -                     15
----------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                         1,445                  1,980
----------------------------------------------------------------------------------------------------------------------

Commitments (Note 6)

Stockholders' deficit  (Note 5):
Convertible preferred stock - NIS 0.01 par value, 10,000 shares                               7                      -
 authorized, 2,889 and 4 issued and outstanding; Series C liquidation value of $1,000 per share or $4,000 in the aggregate; Series D liquidation value of $0.22 per share or $625 in the aggregate
Common stock - NIS 0.01 par value, 130,000 shares authorized, 32,721 and                     85                     77
 29,223 issued and outstanding
Additional paid-in capital                                                               52,816                 50,589
Accumulated deficit                                                                     (53,444)               (52,047)
----------------------------------------------------------------------------------------------------------------------

Total stockholders' deficit                                                                (536)                (1,381)
----------------------------------------------------------------------------------------------------------------------

                                                                                       $    909               $    599
----------------------------------------------------------------------------------------------------------------------



           See accompanying reports of independent certified public accountants, summary of accounting policies and notes to consolidated financial statements.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                          Consolidated Statements of Operations
                       Dollars and Shares in Thousands Except Per Share Amounts


Year Ended December 31,                                                 1999                 1998                 1997
----------------------------------------------------------------------------------------------------------------------
Net sales (Notes 9, 10 and 11)                                       $ 1,714              $ 1,949             $  3,125

Cost of sales                                                          1,163                  997                3,062
----------------------------------------------------------------------------------------------------------------------

Gross profit                                                             551                  952                   63
----------------------------------------------------------------------------------------------------------------------

Operating expenses:
 Product development costs                                               283                2,540                4,813
 Marketing expenses                                                      722                1,404                2,177
 General and administrative expenses                                   1,149                2,465                3,169
 Restructuring charge (Note 1)                                             -                1,257                    -
----------------------------------------------------------------------------------------------------------------------
Total operating expenses                                               2,154                7,666               10,159
----------------------------------------------------------------------------------------------------------------------

Loss from operations                                                  (1,603)              (6,714)             (10,096)

Interest and other, net                                                  679                   78                1,912
----------------------------------------------------------------------------------------------------------------------

Net loss before extraordinary item                                    (2,282)              (6,792)             (12,008)

Extraordinary gain on extinguishment of debt   (Note 3)                  885                    -                    -
----------------------------------------------------------------------------------------------------------------------

Net loss                                                              (1,397)              (6,792)             (12,008)

Deemed dividends on preferred stock (Note 5)                               -                2,535                1,844
----------------------------------------------------------------------------------------------------------------------

Net loss applicable to common stockholders                           $(1,397)             $(9,327)            $(13,852)
----------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per common share:
 Loss before extraordinary item                                      $  (.08)               $(.34)              $(1.11)
 Extraordinary item                                                      .03                    -                    -
----------------------------------------------------------------------------------------------------------------------

 Net loss per common share                                           $  (.05)               $(.34)              $(1.11)
----------------------------------------------------------------------------------------------------------------------

Basic and diluted weighted-average number of common
 shares outstanding                                                   30,407               27,242               12,495
----------------------------------------------------------------------------------------------------------------------



           See accompanying reports of independent certified public accountants, summary of accounting policies and notes to consolidated financial statements.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                      Consolidated Statements of Stockholders' Equity (Deficit)
                                                Dollars and Shares in Thousands



                                                         Convertible
                                                        Preferred Stock                                                 Total
                                                          (Note 5)            Common Stock      Additional            Stockolders'
                                                      -------------------  -------------------   Paid-In  Accumulated   Equity
Years Ended December 31, 1997, 1998, and 1999          Shares   Par Value   Shares  Par Value    Capital    Deficit    (Decifit)
------------------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1997                                     -     $  -       11,670     $28     $ 36,193   $(33,247)   $  2,974

Issuance of preferred stock for cash, net of $170 in
 offering costs (Note 5)                                     2                             -        1,580    -     -       1,580


Issuance of preferred stock upon conversion of debentures    5        -            -       -        4,188          -       4,188
 (Note 5)

Issuance of common stock upon conversion of debentures
 (Note 5)                                                    -        -          846       2        1,386          -       1,388

Issuance of common stock upon conversion of preferred
 stock (Note 5)                                             (3)       -        3,985      11          (11)         -           -

Issuance of common stock for services (Note 5)               -        -          612       2          993          -         995

Issuance of common stock upon exercise of  stock warrants    -        -           27       -           62          -          62

Issuance of stock warrants net of unamortized discount of    -        -            -       -           34          -          34
 $291 (Note 5)

Contribution of capital associated with the beneficial
 conversion feature of convertible debentures (Note 5)       -        -            -       -        1,810          -       1,810

Net loss                                                     -        -            -       -            -    (12,008)    (12,008)
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                                   4        -       17,140      43       46,235    (45,255)      1,023



           See accompanying reports of independent certified public accountants, summary of accounting policies and notes to consolidated financial statements.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                      Consolidated Statements of Stockholders' Equity (Deficit)
                                                Dollars and Shares in Thousands


                                                         Convertible
                                                        Preferred Stock                                                 Total
                                                          (Note 5)            Common Stock      Additional            Stockolders'
                                                      -------------------  -------------------   Paid-In  Accumulated   Equity
Years Ended December 31, 1997, 1998, and 1999          Shares   Par Value   Shares  Par Value    Capital    Deficit    (Decifit)
------------------------------------------------------------------------------------------------------------------------------------
Issuance of preferred stock for cash, net of $232 in
 offering costs (Note 5)                                    4           -        -          -      3,768         -        3,768


Issuance of common stock upon conversion of preferred
 stock (Note 5)                                            (4)          -    9,623         27        (27)        -            -

Issuance of common stock in satisfaction of accounts
 payable (Note 5)                                           -           -    1,620          4        356         -          360

Issuance of common stock upon satisfaction of long-term
 debt (Notes 3 and 5)                                       -           -      732          2        227         -          229

Issuance of common stock upon exercise of stock options     -           -      108          1         30         -           31

Net loss                                                    -           -        -          -          -    (6,792)      (6,792)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                  4           -   29,223         77     50,589    (52,047)     (1,381)

Issuance of preferred stock upon conversion of
 debentures (Note 5)                                    2,885           7        -          -        618          -         625

Issuance of common stock for cash, net of $41 in
 offering costs (Note 5)                                    -           -    2,381          6        453          -         459

Issuance of common stock upon conversion of
 debentures (Note 5)                                        -           -      741          2        100          -         102

Issuance of common stock upon exercise of stock options
 (Note 5)                                                   -           -      376          -         88          -          88

Issuance of stock warrants (Notes 3 and 5)                  -           -        -          -        906          -         906

Contribution of capital associated with the beneficial
 conversion feature of convertible debentures (Note 3)      -           -        -          -         62          -          62

Net loss                                                    -           -        -          -          -     (1,397)     (1,397)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                              2,889      $    7   32,721     $   85   $ 52,816   $(53,444)   $   (536)
------------------------------------------------------------------------------------------------------------------------------------


See accompanying reports of independent certified public accountants, summary of accounting policies and notes to consolidated financial statements.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                          Consolidated Statements of Cash Flows

                                                           Dollars in Thousands


Increase (Decrease) in Cash and Cash Equivalents

Year Ended December 31,                                                     1999                1998               1997
-----------------------------------------------------------------------------------------------------------------------
Operating activities:

 Net loss                                                                $(1,397)            $(6,792)          $(12,008)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
   Depreciation and amortization                                              44               1,312              1,052
   Write-down of property and equipment                                       13                   -                  -
   Change in realizable value of trade credits and equipment
    (Note 1)                                                                  50                 714                  -
   Bad debt expense                                                           73                 245                209
   Common stock issued for services                                            -                   -                995
   Non-cash interest expense                                                 627                   -              1,844
   Extraordinary gain (Note 3)                                              (885)                  -                  -
  Changes in operating assets and liabilities:                                 -                   -                  -
   Accounts receivable                                                      (268)                245               (645)
   Other receivables                                                          88                  26                 55
   Inventories                                                                 7                  78                936
   Prepaid expenses and other current assets                                 (72)                901               (311)
   Accounts payable and accrued liabilities                                 (326)             (1,222)            (4,057)
   Accrued severance liability                                               (15)               (303)               (11)
-----------------------------------------------------------------------------------------------------------------------

Net cash used in operating activities                                     (2,061)             (4,796)           (11,941)
-----------------------------------------------------------------------------------------------------------------------

Investing activities:
 Purchase of property and equipment                                          (71)                (40)              (168)
 Increase in other assets                                                    (16)                  -                  -
-----------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                        (87)                (40)              (168)
-----------------------------------------------------------------------------------------------------------------------

Financing activities:
 Repayment of long-term debt                                                   -              (1,321)            (1,332)
 Proceeds on the issuance of convertible debentures, related
  party                                                                    1,700                   -              6,000
 Proceeds from the line-of-credit                                             59                   -                  -
 Proceeds on the issuance of common stock                                    500                   -                  -
 Proceeds on the issuance of convertible preferred stock                       -               4,000              1,750
 Proceeds from the exercise of stock warrants and options                     38                  31                 62
 Payments for debt issue costs                                                 -                   -               (425)
 Payment for offering costs                                                  (41)               (232)              (170)
-----------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                  2,256               2,478              5,885
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                             108              (2,358)            (6,224)

Cash and cash equivalents, beginning of year                                 141               2,499              8,723
-----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                   $   249             $   141           $  2,499
-----------------------------------------------------------------------------------------------------------------------


           See accompanying reports of independent certified public accountants, summary of accounting policies and notes to consolidated financial statements.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                                 Summary of Accounting Policies
--------------------------------------------------------------------------------
Basis of                    LanguageWare.net (Company) Ltd., formerly Accent
Presentation                Software International Ltd., and its subsidiary (the
                            "Company") provide multilingual, multicultural and multi-commerce products and services enabling business to be conducted on web sites via the Internet. The Company was incorporated in 1988 in Jerusalem, Israel. In 1991, the Company formed a wholly-owned subsidiary, Accent Worldwide, Inc.
                            ("Accent"), a Delaware corporation. Accent is located in Colorado Springs, Colorado, and provides sales, marketing, software development, and executive management functions for the Company.
                            During 1999, the Company moved its operations to Colorado Springs, Colorado.

                            The Company considers the U.S. dollar to be its functional currency.

                            Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Exchange gains and losses from the aforementioned remeasurements are reflected in the statements of operations. The representative rate of exchange prevailing on December 31, 1999 was U.S. $1 = New Israeli Shekel ("NIS") 4.149; on December 31, 1998 it was U.S. $1 = NIS 4.160 and on December 31, 1997 it was U.S. $1 = NIS 3.536.

Principles of               The accompanying consolidated financial statements
Consolidation               include the accounts of the Company and its wholly-
                            owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash                        The Company considers highly liquid investments
Equivalents                 purchased with original maturities of three months
                            or less and money market accounts to be cash equivalents.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                                 Summary of Accounting Policies


Property, Equipment,        Property and equipment are stated at cost. Depreciation and amortization
Depreciation and            expense are computed using the straight-line method over the estimated useful
Amortization                lives of the assets, which range from two to five years.  Maintenance and repairs are expensed as incurred.  Major renewals and improvements are capitalized.  When property and equipment is retired or otherwise disposed of, the asset and accumulated depreciation or amortization are removed from the accounts and the resulting profit or loss is reflected in operations.

Research and                Research and development costs are expensed as incurred.  Statement of
Development                 Financial Accounting Standards 86, "Accounting for the Costs of Computer
                            Software to Be Sold, Leased, or Otherwise Marketed", does not materially affect the Company, as all previously capitalized software development costs were fully amortized by December 31, 1997.

Long-Lived Assets           Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  If the expected future cash flow from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the asset's fair value.

Debt Issue Costs            Debt issue costs are being amortized using the interest method over the term of the debt.

Revenue Recognition         Translation Services and Web Page Design

                            During 1999, the Company began providing translation services and web page design services. The Company recognizes revenue on translation and web page design services when the service is performed.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                                 Summary of Accounting Policies



                            Software Sales

                            Original Equipment Manufacturer ("OEM") software sales are typically made to another hardware or software manufacturer who wishes to "bundle" the
                            Company's product with its product for sale to an end-user. The Company recognizes the revenue from OEM sales once the order has been received, the software has been shipped, collection of the receivable is determined to be probable, and no significant obligations on the Company's part remain outstanding. End-user  acceptance of the  software  is  irrelevant  to the
                            Company's revenue recognition because the OEM's do not have an option to return or receive credit for product once it has been accepted by the OEM even though it may subsequently be returned to the OEM by the end-user.

                            The Company recognizes revenue under the "try before you buy" arrangement only upon acceptance of the product by the customer. Under the "try before you buy" arrangement, a potential customer can either download the software from the Company's web site or request the software from the Company.  In either case, the software is "time bombed," meaning that it will operate for only a limited trial period. If the user wishes to continue using the software after the trial period, the user must "unlock" the software with instructions provided by the Company. To receive the instructions, the customer must accept and agree to pay for the product. Revenue recognition occurs only at that point.

                            License Agreements

                            OEM arrangements may include non-refundable payments in the form of guaranteed sublicense fees. Guaranteed sublicense fees from OEMs are recognized as revenue upon shipment of the master copy of all software to which the sublicense fees relate if there are not significant post-delivery obligations and the obligation is not subject to price adjustment, is non-recoverable and non-refundable and due within twelve months.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                                 Summary of Accounting Policies



                            License fees are earned under software license agreements to end-users and resellers (including OEMs and distributors). Such fees are generally recognized when a customer purchase order has been received, the software has been shipped, the Company has a right to invoice the customer, collection of the receivable is determined to be probable, and there are no significant obligations remaining.

Income Taxes                The Company accounts for income taxes under the liability method, which requires an entity to recognize deferred tax assets and liabilities.
                            Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Advertising Costs           Statement of Position 93-7, "Reporting on Advertising Costs" ("SOP 93-7")
                            requires that the cost of an advertising campaign that is not "Direct
                            Response" advertising should be expensed as incurred or upon the first time the advertising takes place.  As the Company does not  have "Direct Response"
                            advertising, costs are expensed in accordance with SOP 93-7.  For the years ended December 31, 1999, 1998 and 1997, the Company expensed approximately
                            $78,000, $234,000 and $395,000 in advertising costs.

Net Loss per Common         Statement of Financial Accounting Standards No. 128, "Earnings Per Share"
Share                       provides for the calculation of "Basic" and "Diluted" earnings per share.
                            Basic earnings per share includes no dilution and is computed by dividing loss applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                                 Summary of Accounting Policies


                            For the years ended December 31, 1999, 1998 and 1997, total stock options of 4,378,625, 1,508,717 and 1,436,126, total stock warrants of 18,227,528,
                            9,905,694 and 5,607,413 and convertible preferred stock and convertible debentures of 18,526,550, 8,888,889 and 7,928,571 were not included in the computation of diluted loss per share because their effect was anti-dilutive.

Concentrations of           The Company's financial instruments that are exposed to concentrations of
Credit Risk                 credit risk consist primarily of cash and accounts receivable.

                            The Company's cash is in demand deposit accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

                            Concentrations of credit risk exist with respect to accounts receivable.  The balances are due from a few customers and are limited as they are dispersed across geographic areas. The Company reviews a customer's credit history before extending credit and establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends and other information. Generally, the Company does not require collateral from its customers.

Use of                      The preparation of financial statements in conformity with generally accepted
Estimates                   accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                                 Summary of Accounting Policies



Fair Value of               The following methods and assumptions were used to estimate the fair value of
Financial                   each class of financial instruments for which it is practicable to estimate
Instruments                 that value:

                            Cash, Accounts Receivable, Accounts Payable and Accrued Liabilities

                            Fair values of cash, accounts receivables, accounts payable, and accrued liabilities are assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value or they are receivable or payable on demand.

                            Long-Term Debt and Convertible Debentures

                            Long-term debt and convertible debentures bear interest at a rate of interest based upon current lending rates of interest at the date they are issued and the book value approximates fair value.

Stock Option Plan           The Company applies APB Opinion 25, "Accounting for Stock Issued to
                            Employees" ("APB Opinion 25") and related Interpretations in accounting for all stock option plans. Under APB Opinion 25, compensation cost is recognized for stock options issued to employees when the exercise price of the
                            Company's stock options granted is less than the market price of the underlying common stock on the date of grant. Statement of Financial
                            Accounting Standards No. 123, "Accounting for Stock-Based Compensation"
                            ("SFAS No. 123") requires the Company to provide pro forma information regarding net income (loss) as if compensation cost for the Company's stock options plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123.  To provide the required pro forma information, the Company estimates the fair value of each stock option at the date of grant by using the Black-Scholes Option Pricing Model.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                                 Summary of Accounting Policies


Comprehensive Loss          Comprehensive loss is comprised of net loss and all changes to the consolidated statement of stockholders' deficit, except those changes made due to investments by stockholders, changes in paid-in capital and distributions to stockholders.  The Company had no components of comprehensive loss except for net losses for the three years ended December
                            31, 1999.

Recent Accounting           The Financial Accounting Standards Board has recently issued Statement on
Pronouncements              Financial Accounting Standards No. 133, "Accounting for Derivative
                            Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133, amended by SFAS No. 137, established standards for recognizing all derivative instruments including those for hedging activities as either assets or liabilities in the statement of financial position and measuring those instruments at fair value. This Statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.  Management believes the adoption of this statement will have no material impact on the
                            Company's consolidated financial statements.

Reclassifications           Certain reclassifications have been made to the 1998 and 1997 financial statements in order for them to conform to the 1999 presentation. See Note 2 for restatement of 1998 and 1997 financial statements.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements


1.  Going Concern           The consolidated financial statements have been prepared assuming the Company will continue as a going concern.  Management believes the Company will remain a going concern but acknowledges that the Company's history of operating losses and operating cash flow deficits raises legitimate concern about the Company's longer term prospects.

                            To enhance the Company's longer term prospects, effective January 2000 management has embarked on a new operating strategy designed to increase revenue. In the years preceding 1999, the Company was a seller of language technology and translation software to the consumer retail market, transforming in calendar 1999 primarily to a provider of translation services to other businesses. Beginning January 2000, the Company has changed its focus by providing a full range of multilingual, multicultural and multi-commerce products and services that enable its business customers to conduct business on web sites via the Internet, primarily in the U.S. to Asia market. Management's decision to pursue the new strategy was based on in depth analysis of the market it desired to target.

                            Since its inception in 1988, the Company has developed proprietary software serving the language information technology industry. To enhance its competitive position in the newly targeted market under its new operating strategy, the Company intends to utilize such proprietary software as tools to provide superior service to potential customers. Additionally, the Company has entered into alliances with other companies in the industry aimed at broadening the Company's market reach and has expanded its translation services business.

                            To further enhance its competitive advantage in its target market of U.S. to
                            Asia e-business solutions, the Company acquired Star+Globe Technologies Pte.
                            Ltd. ("Star+Globe") on January 14, 2000.  Star+Globe owns proprietary Asian character processing technology and provides Asian languages translation services.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements

                            To reduce expenses, the Company reduced its staffing level from approximately 170 employees at its peak in 1996 to 17 employees at December 31, 1999. Related expenses such as rent, telephone, travel and training costs were reduced proportionately. The shift away from the retail market has led to a reduction in production and inventory carrying costs. Upon completion of several product development activities during the fourth quarter, 1998, the Israel-based product development function was disbanded. The Company reestablished a product development capability in the United States. During 1999, the Company reduced discretionary spending on advertising and marketing as well as the amount it spends on exhibitions and trade shows and, over the past few years, it has closed its sales offices in England, California, Canada and Israel. General and administrative expenses have been reduced through out-sourcing and the elimination of non-essential activities.

                            During both the third and fourth quarters of 1997, the second quarter of 1998 and during all quarters of 1999, the Company successfully obtained external financing through the sale of convertible securities and common stock. The Company continues to explore sources of additional financing to satisfy its operational requirements. Such sources may not be available on terms acceptable to the Company.

                            The accompanying consolidated financial statements do not include any adjustments relating to the recoverability or classification of asset carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

                            Restructuring

                            In response to the fact that actual revenue was short of management's expectations and that the Company was unable to generate sufficient cash flow from its operations to sustain the business, management instituted restructuring initiatives designed to reduce operating expenses and working capital requirements. During 1997 as the Company shifted away from the retail market, it recognized that it had a large amount of inventory that was surplus to its foreseeable requirements and during the second quarter of 1997, the Company completed an exchange of its "excess" inventory in which it sold inventory with a book value of $666,000 and received $1,600,000 in "trade credits." The Company recorded the trade credits as a long-term asset with a value equal to the inventory surrendered, that is, $666,000. No gain or loss was recorded on the transaction. The trade credits were available to use over a period of three years and could be exchanged, with cash, for a variety of products and services. From its receipt of the credits in 1997 through the end of 1998, the Company realized approximately $104,000 from use of the trade credits. Following the restructuring which the Company substantially completed during 1998, it recognized that it was unlikely to realize more than a relatively small additional amount of value from the trade credits and took a charge of $512,000 to bring the carrying cost of the credits in line with the estimated fair value. In 1999 the Company took a charge of $50,000 to write off the remaining balance in trade credits. The restructuring activities, which are also discussed in the going concern paragraphs are summarized below:



                            Balance                                     Balance                                     Balance
                          December 31,              Reductions/       December 31,               Reductions/     December 31,
(Dollars in Thousands)       1997         Expense     Payments            1998        Expense     Payments           1999
-------------------------------------------------------------------------------------------------------------------------------
Assets:

 Trade credits               $666          $512         $104              $ 50         $ 50         $   -            $  -

 Property and equipment       202           202            -                 -            -             -               -
-------------------------------------------------------------------------------------------------------------------------------

                             $868          $714         $104              $ 50         $ 50         $   -            $  -
-------------------------------------------------------------------------------------------------------------------------------

Liabilities:

 Severance and employee
   costs                     $318          $  -         $303              $ 15         $  -         $  15            $  -

 Operating leases and
   other                        -           543          543                 -            -             -               -
-------------------------------------------------------------------------------------------------------------------------------

                             $318          $543         $846              $ 15         $  -         $  15            $  -
-------------------------------------------------------------------------------------------------------------------------------

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements



2. Restatement of           The Company determined that it did not properly record the intrinsic value of
   1998 and 1997            the beneficial conversion feature associated with certain debt and equity
   Financial                transactions entered into during 1998 and 1997.
   Statements
                            During 1997, the Company did not properly account for the intrinsic value of the beneficial conversion feature associated with the convertible debenture and warrants issued in August 1997 (see Note 5) or the beneficial conversion feature and warrants associated with the November and December 1997 issuance of the convertible debentures, Series B convertible preferred stock and warrants (see Note 5).  Accordingly, the 1997 financial statements have been restated to correct this error.  As a result of reducing interest expense from $3,311,000 to $1,845,000, and recording deemed dividends of $1,844,000 associated with the issuance of convertible preferred stock, additional paid-in capital was reduced to $46,235,000 from $47,701,000, the net loss was reduced from $13,474,000 to $12,008,000 and net loss applicable to common stockholders increased to $13,852,000 from $13,474,000.  Basic and diluted net loss per share increased from $1.08 per share to $1.11 per share.

                            During 1998, the Company should have recorded $2,535,000 in deemed dividends associated with the beneficial conversion feature on the June 1998 issuance of the Series B convertible preferred stock and warrants (see Note 5).
                            Accordingly, the 1998 financial statements have been restated to correct this error, the effect of which reduces net loss to $6,792,000 from $6,819,000 and increases net loss applicable to common stockholders from $6,819,000 to
                            $9,327,000.  Basic and diluted net loss per share increased from $.25 per share to $.34 per share.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                      Notes to Consolidated Financial Statements


3.Long-Term                 On November 15, 1999, the Company issued two $500,000 convertible debentures
  Debt and                  to an existing stockholder of the Company. The debentures mature on May 31,
  Convertible               2000.  The debentures bear interest at 10.25%.  The first debenture is
  Debentures                assignable. The debentures are collateralized by substantially all assets of the Company. The agreements allowed for the conversion of the unpaid principal plus unpaid accrued interest at any time after March 1, 2000 into shares of the Company's common stock at a conversion price of $.15 per share. In addition, the holders of the debentures received warrants to purchase shares of the Company's common stock equal to 50% of the number of shares issuable upon conversion of the outstanding principal and accrued interest at a $.15 exercise price. The warrants will expire on February 15, 2005. At the date of issuance, the warrant and the beneficial conversion feature have been valued at $62,000 which will be amortized as additional interest expense over the life of the related debentures. The unamortized discount was $35,000 at December 31, 1999.

                            On February 3, 2000, the Comapany accelerated the conversion date to February 15,
                            2000. The acceleration in the conversion date did not increase the intrinsic value of the conversion feature; accordingly, no additional debt discount was recorded.  On February 15, 2000, each of the holders of the debentures converted their debt plus accrued interest into 6,766,18 shares of the Company's common stock. In addition, on February 15, 2000, the holders exercised their warrants, and the Company issued 3,383,094 shares of its common stock for cash proceeds of approximately $507,000.

                            During 1998, the Company entered into an agreement with the government of
                            Israel and various Israeli banking officials, which allowed the Company to convert a portion of its government-guaranteed long-term debt into common stock of the Company.  In 1998 approximately $229,000 of the debt was converted into 732,000 shares of the Company's common stock.  During January
                            1999, the Company agreed to issue the Bank warrants to purchase 2,448,000 shares of the Company's common stock at no exercise price in  exchange for  payment on the outstanding  $1,180,000 in debt  and  accrued  interest totaling

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                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements



                            $11,000.  The warrants were valued at $306,000 using the Black-Scholes option pricing model and are exercisable on January 25, 2001 and expire on January
                            25, 2006.  The Company recognized a $885,000 extraordinary gain from this debt extinguishment in 1999.

                            On February 2, 2000, the Company issued a $250,000 convertible debenture to an existing stockholder of the Company under the same terms as the November
                            15, 1999 debentures, including the right of the holder of the debenture to receive warrants to purchase shares of the Company's common stock equal to 50%
                            of the number of shares issuable upon conversion of the outstanding principal and accrued interest at a $.15 exercise price. At the date of issuance, the warrants and the beneficial conversion feature have been valued at $250,000 (the total proceeds received) which will be amortized as additional interest expense over the life of the related debenture.  On February 15, 2000, the holder of the debenture converted its debt plus accrued interest into 1,673,379 shares of the Company's common stock.  In addition, on February 15, 2000, the holder exercised its warrants, and the Company issued 836,690 shares of its common stock for cash proceeds of approximately $126,000.


4.  Line-of-Credit          The Company has a $75,000 revolving line-of-credit with a bank which expires during February 2000.  The line-of-credit had an outstanding balance at
                            December 31, 1999 of $58,657 at an interest rate of 10.65%.

5.  Stockholders'           Increase In Authorized Shares
    Deficit
                            During the annual stockholders' meeting held on June 25, 1999, the stockholders approved an amendment to its Articles of Association to increase the number of authorized shares of common stock from 65,000,000 to
                            130,000,000.

                            Preferred Stock

                            The Company has 10,000,000 authorized shares of preferred stock divided into five classes of preferred stock.  As of December 31, 1999, the Company has the following series of preferred stock.

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                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements




                            Series C Convertible Preferred Stock - As of December 31, 1999 and 1998,
                            4,000 shares of Series C convertible preferred stock were issued and outstanding.  The holders of the Series C convertible preferred stock shall be entitled to receive dividends, when as and if declared by the Company's
                            Board of Directors out of any funds legally available therefor, equal in amount per share to the dividends paid on the common stock.  Dividends on the
                            Series C convertible preferred stock shall be cumulative.  The Series C convertible preferred stock are convertible into common stock at the option of the holder at a conversion price of $.45 per share.  The holders of the
                            Series C convertible preferred stock have the right to vote the shares as if they had all been converted into common stock, and the holders of the Series
                            C convertible preferred stock shall vote with the common stock as a single class.  The holders of the Series C convertible preferred stock have been granted one seat on the Company's Board of Directors, subject to shareholder approval.

                            Series D Convertible Preferred Stock - As of December 31, 1999, 2,884,874 shares of Series D convertible preferred stock were issued and outstanding. As of
                            December  31, 1998, no shares of Series D convertible preferred stock were issued and outstanding. The holders of the Series D convertible preferred stock shall be entitled to receive dividends, when as and if declared by the Company's Board of Directors out of any funds legally available therefor, equal in amount per share to the dividends paid on

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                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements



                            the common stock.  Dividends on the Series D convertible preferred stock shall be cumulative.  The Series D convertible preferred stock shall rank prior to all other shares of the Company, except the Series C Preferred stock, with which the Series D Preferred Stock shall rank on par.  The Series
                            D convertible preferred stock are convertible at any time at the option of the holder into one share of common stock for each preferred share converted.
                            The holders of the Series D convertible preferred stock have the right to vote the shares as if they had all been converted into common stock, and the holders of the Series D convertible preferred stock shall vote with the common stock as a single class.  The holders of the Series D convertible preferred stock have been granted one seat on the Company's Board of Directors, subject to shareholders approval.

                            Private Placements Pursuant to Regulation D

                            On August 5, 1997, the Company completed a private placement of a debenture with an investor pursuant to Regulation D of the Securities Act of 1933.
                            The Company received $2,000,000 in cash before offering costs of approximately $150,000.  The debenture bore interest at 6% and matured on August 5, 1999.  The debenture is convertible into the Company's common stock at the earlier of 90 days after the date of the issuance or upon which a registration statement covering the resale of the shares of the common stock issuable upon conversion is declared effective by the
                            SEC.  The debenture is convertible at the lesser of 75% of the average of the closing bid prices for the Company's common stock for the five consecutive trading days ending on the trading day immediately preceding such date of conversion or multiplying the average of the closing bid prices for the five consecutive trading days ending on the trading date immediately preceding the issue date of the debenture by 1.35. At any time prior to 90 days following the date of the issuance of the debenture, the Company has the right to convert the debenture and all accrued and unpaid interest into the Company's Series A convertible preferred stock at a conversion ratio of one share of Series A convertible preferred for each
                            $1,000 in debenture. The Company has recorded a discount for  the beneficial conversion feature in the amount of $771,000 as original issued  discount on the debenture and is being  amortized  to interest expense

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                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements




                            over the period in which the holder can first convert the debenture using the interest method. Under the private placement, the Company issued the investor warrants to purchase 250,000 shares of the Company's common stock at an exercise price of $2.80 per share and warrants to purchase an additional
                            50,000 shares of the Company's common stock at an exercise price of $3.20 per share. In addition, the Company issued to the placement agents warrants to purchase 30,000 shares of the Company's common stock at an exercise price of $1.73 per share. The August Investor's warrants and those of the  placement agents all expire on August 5, 2002 and have been valued at $325,000.  The
                            Company has recorded the value of the warrants as original issue discount on the debenture and is being amortized  to  interest  expense  over  the
                            life of the related debt  using the interest  method.  During   October  1997,
                            the  Company  elected  to convert $500,000 of the debenture into 500  shares of Series A convertible preferred stock.  The $500,000 debenture was converted into Series A preferred stock net of $37,000 in unamortized debt issue costs.
                            By the end of 1997, the investor converted the remaining $1,500,000 debenture net of $112,000 unamortized debt issue costs into 846,540 shares of common stock, and the investor converted its 500 shares of Series A preferred stock of $463,000 into 1,112,769 shares of common stock.  The
                            Company expensed the remaining unamortized discount associated with the beneficial conversion feature of the debenture to interest expense at the time that the debenture was converted into common stock.  The Company recorded the remaining $291,000 unamortized discount associated with the warrants to additional paid-in capital at the time that the debenture was converted into
                            Series A convertible preferred stock and common stock.

                            During November and December 1997, the Company completed a private placement with four investors pursuant to Regulation D of the Securities Act of 1933.
                            The Company received $5,750,000 in cash before offering costs of approximately $445,000.  Under the private placement, the Company issued the investors debentures in the amount of $4,000,000 and 1,750 shares of its
                            Series B convertible  preferred stock in the amount of $1,750,000, and warrants to purchase 1,150,000 shares of the Company's common stock at an exercise price of $2.45 per  share. In addition, the Company issued to

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                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements



                            the placement agent warrants to purchase 795,000 shares of the Company's common  stock at  an  exercise  price  of $2.44 per share.

                            The November Investors' warrants and those of the placement agent all expire on November 30, 2002.  Both the debentures and Series B convertible preferred stock paid interest and dividends of 6% per year.  The debentures matured on
                            November 6, 1999. Any time at the earlier of November 11, 1997 or upon which a registration statement covering the resale of the shares of the common stock issuable upon conversion hereof is declared effective by the SEC, the holder can elect to convert the debentures and the Series B convertible preferred stock  into  shares of  the Company's common stock.  The debentures and the Series B convertible preferred stock are convertible at the lesser of
                            80% of the average of the closing bid prices for the Company's common stock for the five consecutive trading days ending on the trading day immediately preceding such date of conversion or $2.45. The Company has the right to convert the debentures and all accrued and unpaid interest into the Company's
                            Series B convertible preferred stock at any time prior to 90 days following the date of the issuance of the debenture at a conversion ratio of one share of Series B convertible preferred stock for each $1,000 in debenture.  The
                            Company has recorded the beneficial conversion feature in the amount of $1,039,000 as original issued discount on the debentures and is being amortized to interest expense over the period in which the holders can first convert the debentures using the interest method. The Company did not record any beneficial conversion feature on the Series B convertible preferred stock as the market price of the Company's common stock at the date of Series B convertible preferred stock issuance was greater than the conversion price. The Company has recorded the $1,844,000 value of the 1,150,000 warrants as a deemed dividend in the December 31, 1997 statement of operations.  On November 6, 1997, the Company elected to convert the $4,000,000 debentures net of $275,000 in unamortized debt issue costs into 4,000 shares of Series B convertible preferred stock. During 1998 and 1997, the investors converted all

                                                                LanguageWare.net
                                                                  (Company) Ltd.

                                      Notes to Consolidated Financial Statements

of the Series B convertible preferred stock of $3,330,000 and $1,975,000 into 9,623,372 shares and 2,871,248 shares of the Company's common stock.

On June 4, 1998, the Company issued 4,000 shares of Series C convertible preferred stock at $10 per share together with warrants to purchase 4,444,444 shares of the Company's common stock at an exercise price of $0.55 per share. The Company received $4,000,000 in cash before offering costs of approximately $232,000. The investor can elect to convert the Series C convertible preferred stock at any time into the Company's common stock at a conversion price of $.45 per share. The Company has recorded the beneficial conversion feature in the amount of $445,000 as original issued discount on the Series C convertible preferred stock and is being amortized as a deemed dividend over the period in which the holders can first convert the Series C convertible preferred stock using the interest method. The Company has recorded the $2,090,000 value of the warrants as original issue discount on the Series C convertible preferred stock and is being amortized to deemed dividend over the period in which the holders can first convert the Series C convertible preferred stock using the interest method.

During February 1999, the Company issued a $600,000 debenture to an existing stockholder of the Company. The debenture bore interest at 11.75% and matured on June 30, 1999. At the maturity date of the debenture, the holder can elect to convert the debenture into the Company's Series D convertible preferred stock at a price per share equal to 85% of the average closing bid price of the Company's common stock for the 20 days prior to conversion. If the Company's common stock is delisted from NASDAQ as of the date of conversion, the price per share shall be equal to the average closing bid price of the Company's common stock as of the last 20 days before being delisted. The Series D convertible preferred stock is convertible any time at the option of the holder into one share of common stock for each preferred share converted. In addition, the holder received 3,000,000 warrants to purchase shares of the Company's common stock at an exercise price equal to 85% of the

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                                                                LanguageWare.net
                                                                  (Company) Ltd.

                                      Notes to Consolidated Financial Statements

Company's common stock for the twenty trading days preceding the date of conversion. The warrants expire on February 18, 2004. The Company recorded a $600,000 discount on the debenture attributable to the value of the warrants issued as of the date of the debenture. The Company amortized the discount as interest expense over the term of the debenture. On June 30, 1999, the holder converted the debenture, plus accrued interest totaling $625,000, into 2,884,874 shares of the Company's Series D convertible preferred stock.

During October 1999, the Company issued a $100,000 convertible promissory note. The note bore interest at 10.25% and matured on December 31, 1999. At any time between the date of the note and the maturity date, the holder of the note has the right to convert all or any portion of the outstanding principal amount of the note and accrued interest into shares of the Company's common stock. The note is convertible into common stock at the average of the five lowest closing trades of the Company's common stock between the date of the note and the conversion date. At the date of issuance, the market price of the Company's common stock is equal to the conversion price. On December 30, 1999, the lender converted the loan, plus accrued interest totaling $102,000, into 740,917 shares of the Company's common stock.

During fiscal 1999, the Company issued 2,380,953 shares of its common stock for $500,000 in cash before offering costs of approximately $41,000. During January and February 2000, the Company issued 7,142,858 shares of its Company stock for $1,500,000 in cash to the same investors.

During fiscal 1999, the Company issued 376,125 shares of its common stock upon the exercise of stock options for cash proceeds of approximately $38,000 and stock subscription receivables of $50,000 which is included in prepaid expenses and other current assets in the accompanying December 31, 1999 balance sheet. Subsequent to 1999, the Company received the $50,000 on the stock subscription receivables. During first quarter of 2000, the Company issued 359,250 shares of its common stock upon the exercise of stock options for cash proceeds of approximately $97,000.

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                                                                  (Company) Ltd.

                                      Notes to Consolidated Financial Statements

Issuance Of Common Stock In Satisfaction Of Debt and Trade Payables and
Services

During 1998, the Company reached agreements with several of its largest creditors whereby the creditors agreed to accept shares of the Company's common stock in satisfaction of all or a portion of the amounts due them. First, the Company reached an agreement with the Bank for Industrial Development (the "Bank") to repay a loan guaranteed by the Israeli government which the Company received pursuant to the Government's Approved Enterprise Program. The shares were to be sold by the Bank so that the proceeds would repay the bank debt and any other associated commissions and costs. During 1998, the Company issued 732,000 shares of common stock to the bank in partial repayment of approximately $229,000 of the loan (See Note 3). Second, during 1998, the Company issued 1,620,000 shares of common stock in satisfaction of $360,000 of trade payables.

During 1997, the Company issued 612,000 shares of its common stock with a market value of approximately $995,000 as compensation for marketing and public/investor relations services.

Stock Options and Stock Warrants

The Company's board of directors have adopted formal stock option plans which allow for the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options issued pursuant to the plan that constitute non-qualifed options for the issuance of common stock in the Company. The following table is a summary of the Company's stock option plans as of December 31, 1999.

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                                                                LanguageWare.net
                                                                  (Company) Ltd.

                                      Notes to Consolidated Financial Statements

Plan                                                    Reserved   Outstanding
                                                         Shares      Options
--------------------------------------------------------------------------------
Founders' Share Option Plan (1)                          190,000       152,625
Employee Share Option Plan (2)                         2,500,000     2,012,000
Non-Employee Share Option Plan (1998)                    600,000       402,000
CEO Share Option Plan (3)                              2,000,000     1,812,000
--------------------------------------------------------------------------------

                                                       5,290,000     4,378,625
--------------------------------------------------------------------------------

(1)  No additional stock options may be granted under this plan.


(2) During the Annual Stockholders' Meeting held on June 25, 1999, the stockholders approved to increase the number of shares of common stock reserved for issuance from 1,875,000 to 2,500,000.

(3) During 1999, the Company granted 1,812,000 options under the plan to the Company's chief executive officer. The officer received 1,000,000 options at an exercise price of $.16 which was equal to the Company's market price of the Company's common stock at the date of grant. These options vest over a three-year period and expire on March 22, 2004. The officer received 812,000 options at an exercise price of $.34 per share which was equal to the market price of the Company's common stock at the date of grant. These options vest over a three-year period and expire on July 19, 2003.

In accordance with the Plans, the price per share covered by each option award shall be 100% of the fair market value of each share on the date of grant, or such other percentage as determined by the Share Option Committee; provided, however, that in the case of an incentive option granted to an employee who, at the time such option is granted, owns more than 10% of the total combined voting power of all classes of shares of the Company or any subsidiary corporation or parent corporation, the purchase price for each share will be not less than 110% of the fair market value per share at the date the option is granted. Option awards shall be exercisable pursuant to the terms under which they are awarded and subject to the terms and conditions of the Plans. In no event shall an incentive option be exercisable after the expiration of ten years from the date such option award is granted. In the case of an incentive option granted to a person who, at the time such option is granted, owns more than 10% of the total combined voting power of all classes of shares of the Company or any subsidiary corporation or parent corporation, such incentive option shall not be exercisable after the expiration of five years from the date the option is granted.

On January 10, 2000, the Company's Board of Directors approved the Star+Globe Share Option Plan (2000) which allows for the issuance of non-qualified options (see Note 12). The Company reserved 2,266,639 shares of the Company's common stock for issuance under the plan. The plan will expire on January 15, 2001.

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                                                                LanguageWare.net
                                                                  (Company) Ltd.

                                      Notes to Consolidated Financial Statements


The following table summarizes information on stock option activity:

--------------------------------------------------------------------------------
                                                     Weighted
                                                      Average
                     Number of   Exercise Price   Exercise Price    Expiration
                       Shares      per Share $      per Share $        Dates
--------------------------------------------------------------------------------
January 1, 1997        993,459    .24 - 32.65          4.156        1999 - 2000
Granted                829,250    1.63 - 4.50          2.564               2002
Exercised              (16,667)   3.03 - 4.37           3.77                  -
Expired/forfeited     (369,916)   1.63 - 4.50          3.051                  -
--------------------------------------------------------------------------------

December 31, 1997    1,436,126    .24 - 32.65          3.526        1999 - 2002
Granted              2,525,250      .34 - .47           .344        1999 - 2005
Exercised             (107,168)     .24 - .34            .27                  -
Expired/forfeited   (2,345,491)   .34 - 32.65          2.584                  -
--------------------------------------------------------------------------------

December 31, 1998    1,508,717     .24 - 3.03           1.05        1999 - 2005
Granted              3,963,334      .12 - .45           .212        1999 - 2004
Exercised             (307,125)     .12 - .34           .289                  -
Expired/forfeited     (786,301)    .34 - 1.87          1.042                  -
--------------------------------------------------------------------------------

December 31, 1999    4,378,625     .12 - 3.03           .347        2000 - 2005
--------------------------------------------------------------------------------

The following table summarizes stock options exercisable:

                                                             Weighted
                                                             Average
                                          Options            Exercise
                                        Exercisable           Price
---------------------------------------------------------------------
December 31, 1999                        1,991,294           $ 0.347
December 31, 1998                        1,058,187           $ 1.11
December 31, 1997                          697,835           $ 4.43

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                                                                LanguageWare.net
                                                                  (Company) Ltd.

                                      Notes to Consolidated Financial Statements

The following table summarizes information on stock warrant activity:

                                                    Weighted
                                                     Average
                    Number of    Exercise Price   Exercise Price    Expiration
                     Shares       per Share $       per Share $        Dates
--------------------------------------------------------------------------------
January 1, 1997     3,254,913     1.83 - 14.03       9.263         1998 - 2003
  Granted           2,367,500      1.73 - 3.20        2.39         1998 - 2003
  Exercised           (15,000)            1.83        1.83                2002
  Expired                   -                -           -                   -
--------------------------------------------------------------------------------

December 31, 1997   5,607,413     1.73 - 14.03       6.381         1998 - 2003
  Granted           4,444,444              .55         .55                2003
  Exercised                 -                -           -                   -
  Expired            (146,163)            3.33        3.33                   -
--------------------------------------------------------------------------------

December 31, 1998   9,905,694      .55 - 14.03        3.81         1999 - 2003
  Granted           8,781,334       .00 - 2.69        .149         2004 - 2006
  Expired            (459,500)            1.83        1.83                   -
--------------------------------------------------------------------------------

December 31, 1999  18,227,528      .00 - 14.03       2.096         2000 - 2006
--------------------------------------------------------------------------------

                                                    Options     Warrants
--------------------------------------------------------------------------------
Weighted average fair value of options and
warrants granted during 1999                       $   .179  $       .146

Weighted average fair value of options and
warrants granted during 1998                            .15           .46

Weighted average fair value of options and
warrants granted during 1997                           .163          1.52

--------------------------------------------------------------------------------


The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for the plans. Under APB Opinion 25, when the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the date of grant, compensation cost is recognized.

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                                                                LanguageWare.net
                                                                  (Company) Ltd.

                                      Notes to Consolidated Financial Statements

FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide pro forma information regarding net loss and net loss per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of 0 percent for all years; expected volatility of 76 to 228 percent in 1999, 157 to 247 percent in 1998, and 91 to 244 percent in 1997; risk-free interest rates of 4.64 to 6.02 percent in 1999,
5.57 to 6 percent in 1998 and 5.81 to 6 percent in 1997; and expected lives of less than one to seven years in 1999, two to seven years in 1998, and two to five years in 1997.

Under the accounting provisions for SFAS No. 123, the Company's net loss and net loss per share would have been increased by the pro forma amounts indicated below:

Year Ended December 31,                       1999          1998          1997
--------------------------------------------------------------------------------
                                                  Dollars in Thousands
Net loss
  As reported                             $  (1,397)   $   (6,792)  $   (12,008)
  Pro forma                               $  (2,027)   $   (7,119)  $   (13,356)

Basic and diluted loss per common
  share:
  As reported                               $  (.05)        $(.34)  $     (1.11)
  Pro forma                                 $  (.07)        $(.35)  $     (1.22)

                                                                LanguageWare.net
                                                                  (Company) Ltd.

                                      Notes to Consolidated Financial Statements

The following information summarizes stock options outstanding and exercisable at December 31, 1999:

                    Outstanding                              Exercisable
----------------------------------------------------  -------------------------
                               Weighted Average
                          --------------------------

                          Remaining                                  Weighted
 Range of                Contractual                                  Average
 Exercise      Number      Life in      Exercise        Number       Exercise
 Prices $    Outstanding    Years        Price $      Exercisable     Price $
--------------------------------------------------------------------------------
 .12 -  .47   4,138,625       4           .221         1,751,294        .252
       1.00      60,000       1           1.00            60,000        1.00
       3.03     180,000       1           3.03           180,000        3.03
--------------------------------------------------------------------------------

 .12 - 3.03   4,378,625     3.8           .347         1,991,294         .53
--------------------------------------------------------------------------------

The following information summarizes stock warrants outstanding and exercisable at December 31, 1999:

                    Outstanding                              Exercisable
----------------------------------------------------  --------------------------
                               Weighted Average
                          --------------------------

                          Remaining                                  Weighted
 Range of                Contractual                                  Average
 Exercise      Number      Life in      Exercise        Number       Exercise
 Prices $    Outstanding    Years        Price $      Exercisable     Price $
--------------------------------------------------------------------------------
  .00 - .55  13,225,778       5           .284        13,225,778        .284
       1.73     300,000       3          1.726           300,000       1.726
2.00 - 2.80   2,025,000       3          2.468         2,025,000       2.468
       3.20      50,000       3           3.20            50,000        3.20
7.00 - 7.15     344,500       2          7.106           344,500       7.106
       8.50     122,250       1           8.50           122,250        8.50
      11.50   1,980,000       1          11.50         1,980,000       11.50
      14.03     180,000       2          14.03           180,000       14.03
--------------------------------------------------------------------------------

 .00 - 14.03  18,227,528     4.2          2.096        18,227,528         .50
--------------------------------------------------------------------------------

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements


6.   Commitments            Employee Agreements

                            During 1997, the Company entered into an employment agreement with its chief executive officer, expiring in February 2000. The employment agreement sets forth annual compensation to the chief executive officer of $200,000.
                            Compensation is adjusted annually based upon an annual review by the compensation  committee of the Board of Directors.  During February 2000, the
                            Company's Board of Directors extended the employment agreement for a period of one year at an annual base salary of $250,000 with an immediate bonus of
                            $75,000.

                            Employee Benefit Plans

                            During fiscal 1997, the Company established a 401(k) plan. Employees who are at least 21 years of age are eligible to participate in the plan. Employees may contribute from 1% to 15% of their compensation to the plan. Employer matching contributions are discretionary and vest ratably over a five year period. The
                            Company did not make any contributions to the Plan for the years ended December
                            31, 1999, 1998 and 1997.

                            During 1999, the Company adopted a flexible benefits plan.  The plan is administrated by the Company.

                            Operating Leases

                            The Company leases office space under various non-cancelable leases, which expire through January 2005.

                            Future minimum lease payments as of December 31, 1999 are as follows:

                            Year Ending December 31,        Dollars in Thousands
                          ----------------------------------------------------------------------

                            2000                                   $  174
                            2001                                      145
                            2002                                      133
                            2003                                      135
                            2004                                      138
                            Thereafter                                 11
                          ----------------------------------------------------------------------

                            Total                                  $  736
                          ----------------------------------------------------------------------

                            Total rent expense for the years ended December 31, 1999, 1998 and 1997 was approximately $59,000, $106,000 and $120,000.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements



7. Taxes on Income          Tax Benefits Under The Law For The Encouragement Of Capital Investments, 1959

                            The Company has been granted "approved enterprise" status under the Isreal Law for the Encouragement of Capital Investments, 1959. The Company opted for benefits under the "alternative path" which entitles it to a ten-year tax exemption commencing in the first year in which taxable income will be earned, subject to certain time restrictions. Entitlement to the benefits is dependent upon compliance with the conditions of the letter of approval. Due to reported losses, the benefit period has not yet commenced.

                            The Company has received final tax assessments through December 31, 1991.
                            According to Israeli Tax Law, tax assessments up to and including December
                            31, 1993 are considered final.

                            There was no provision for U.S. income taxes required for the years ended
                            December 31, 1999, 1998 and 1997 due to operating losses in those years. At
                            December 31, 1999, the Company had available U.S. net operating loss carryforwards of approximately $8,018,000 for tax reporting purposes. These
                            U.S. net operating loss carry forwards expire through 2020.  These carry forwards are subject to various limitations imposed by the rules and regulations of the Internal Revenue Service.

                            Income taxes consisted of the following:

                            Year Ended December 31,               1999        1998       1997
                            -----------------------------------------------------------------
                                                                     Dollars in Thousands

                            Deferred benefit:
                                 Federal                        $ (464)     $ (130)    $ (589)
                                 Foreign                             -           -          -
                                 State                             (24)       (115)      (204)
                            -----------------------------------------------------------------

                            Change in valuation allowance          488         245        793
                            -----------------------------------------------------------------

                            Income tax benefit                  $    -      $    -     $    -
                            =================================================================

                            There were no tax credits established in the statements of operations since the Company has a 100 percent valuation allowance for the tax benefit of net deductible temporary differences and operating loss carryforwards. Management is not able to determine if it is more likely than not that the deferred tax assets will be realized. The Company has deferred tax assets with a 100 percent valuation allowance at December 31, 1999 and 1998. The tax effect on the components is as follows:

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements




                           December 31,                                                1999          1998
                          --------------------------------------------------------------------------------
                                                                                   Dollars in Thousands
                            U.S. net operating loss carryforwards                $     2,992  $      2,509
                            Accounts receivable                                            5             -
                          --------------------------------------------------------------------------------
                                                                                       2,997         2,509

                            Valuation allowance                                       (2,997)       (2,509)
                          --------------------------------------------------------------------------------
                                                                                 $         -  $          -

                          --------------------------------------------------------------------------------

                            A reconciliation of the income taxes at the federal statutory rate to the effective tax rate is as follows:

                            Year Ended December 31,                       1999          1998          1997
                          --------------------------------------------------------------------------------
                                                                               Dollars in Thousands
                            Federal income tax benefit computed       $  (475)   $   (2,309)  $    (4,083)
                             at the Federal statutory rate
                            State income tax benefit net of               (24)         (115)         (204)
                             Federal benefit
                            Exempt from Israel income taxes                11         2,179         3,494
                            Other - permanent differences                   -             -             -
                            Change in valuation allowance                 488           245           793
                          --------------------------------------------------------------------------------

                            Income tax benefit                        $     -    $        -   $         -
                          --------------------------------------------------------------------------------

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements



8. Supplemental             Year Ended December 31,                        1999        1998        1997
   Data to                -----------------------------------------------------------------------------
   Statements of                                                                 Dollars in Thousands
   Cash Flows
                            Cash payments for interest                   $   12     $    78      $   67
                          -----------------------------------------------------------------------------

                            Excluded from the statements of cash flows were the effects of certain noncash investing and financing activities as follows:

                            Year Ended December 31,                        1999        1998        1997
                          -----------------------------------------------------------------------------
                                                                            Dollars in Thousands

                            Issuance of common stock upon exercise       $   50     $     -      $    -
                            of stock options for stock subscription
                            receivable

                            Issuance of common stock for accounts             -         360           -
                            payable
                            Issuance of common stock for                    102         229       1,388
                            convertible debentures and accrued
                            interest
                            Issuance of convertible preferred stock         625           -       4,188
                            for convertible debentures and accrued
                            interest
                            Issuance of stock warrants in                   600           -           -
                            connection with convertible preferred
                            stock
                            Issuance of stock warrants for debt             306           -           -
                            extinguishment
                            Issuance of stock warrants in                    62           -           -
                            connection with convertible debt
                            Trade credits received as payment on              -           -         666
                            accounts receivable
                          -----------------------------------------------------------------------------

9. Related Party            The Company recorded revenue of $100,000 from the sale of a software
   Transactions             license to a stockholder during 1998. There were no material sales to stockholders or other related parties during 1999 or 1997.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements




10. Significant             As of December 31, 1999, one customer accounted for 85% of total accounts
    Customers               receivable and as of December 31, 1998, one customer accounted for 16%
                            of total accounts receivable.  For the year ended December 31, 1999, two customers accounted for 47% and 14% of total revenues.  For the year ended December 31, 1997, one customer accounted for 21% of total revenues.

11. Geographic              For purposes of allocating sales by geographic area, the Company uses the
    Segments                physical location of its customers as its basis.

                            Year Ended December 31,                        1999        1998        1997
                          -----------------------------------------------------------------------------
                                                                            Dollars in Thousands

                            Sales By Geographic Area:
                             Domestic (Israel)                           $   53     $   526      $  650
                             North America                                  794       1,326       1,197
                             Other                                          867          97       1,278
                          -----------------------------------------------------------------------------

                                                                         $1,714     $ 1,949      $3,125
                          -----------------------------------------------------------------------------

12. Subsequent              Business Acquisition
    Event
                            On January 14, 2000, the Company acquired all of the capital stock of
                            Star+Globe Technologies Pte. Ltd. ("Star+Globe"), a privately-held
                            Singapore company, in a transaction valued at approximately $6.5 million.
                            As a result of the acquisition, Star+Globe will operate as a wholly-owned subsidiary of the Company.

                            In consideration for the Star+Globe stock, the Company may issue up to
                            33,673,361 shares of its common stock valued at $4,734,475 ($0.14 per share quoted market price).  At the closing, the Company issued an aggregate of 30,306,025 shares of its common stock (the "Closing
                            Consideration"), and was required to issue up to 3,367,336 additional shares of its common stock (the "Holdback Shares") within  ninety (90)
                            days  of  January 14, 2000.  The Holdback  Shares may be reduced by any indemnification claims pursuant to the

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements




                            provisions of the Agreement.  The Company has agreed to use its best efforts to register, in calendar year 2000, all of the common stock issued as consideration.

                            In connection with the transaction, the Company has also agreed to provide a non-qualified share option plan for employees and a director of
                            Star+Globe wherein stock options have been granted to such employees and director to purchase an aggregate of 2,266,639 the Company's common stock valued at $1,735,183 using the Black-Scholes options pricing model at an exercise price of $0.093 per share.  The stock options are exercisable immediately and expire on January 15, 2001.

                            The acquisition was recorded using the purchase method of accounting by which the assets were valued at fair market value at the date of acquisition.  Based upon the contingency related to the Holdback Shares as described above, the value of the acquisition consideration may decrease up to approximately $473,000.

                            The following unaudited pro forma information presents the consolidated results of the operations of the Company as if the acquisition of Star+Globe occurred on
                            January 1, 1999. The unaudited pro forma financial data does not purport to be indicative of the results which actually would have been obtained had the purchase been effected on the dates indicated or of the results which may be obtained in the future.

                            Year Ended December 31,                             1999
                            -----------------------------------------------------------------
                                                                         Dollars in Thousands

                            Revenues                                            $  2,823

                            Loss before extraordinary item                      $ (4,554)

                            Net Loss                                            $ (3,669)

                            Basic and diluted net loss per share:
                            Before extraordinary item                         $  (0.06)
                            Net loss per share                                $  (0.07)

                            Basic and diluted weighted average
                              number of shares outstanding                        64,080


13. Fourth                  The Company recorded in the fourth quarter of 1999 certain adjustments relative to
    Quarter                 non-cash interest expense related to a convertible debenture amounting to
    Adjustments             $600,000 and an adjustment to reduce the Company's extraordinary gain from debt extinguishment due to the change in the valuation of the warrants issued in connection with the debt extinguishment amounting to $232,471.
                            Of the aggregate amount, $432,472 and $399,999 relate to the first and second quarters, respectively.  The Company will file an amended Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999.

                                                               LanguageWare.net
                                                                 (Company) Ltd.

                                     Notes to Consolidated Financial Statements

14. Valuation and
    Qualifying                                            Balance at              Deductions   Balance
    Accounts                                              Beginning    Charge to      and     at End of
                                                          of Period    Expense    Write-Offs    Period
                          -----------------------------------------------------------------------------
                            Year Ended December 31, 1999
                            Allowance for doubtful            $  192     $   73    $  (152)      $  113
                            accounts
                            Allowance for sales returns       $   27     $    -    $   (27)      $    -

                            Year Ended December 31, 1998
                            Allowance for doubtful            $   63     $  218    $   (89)      $  192
                            accounts
                            Allowance for sales returns       $    -     $   27    $     -       $   27

                            Year Ended December 31, 1997
                            Allowance for doubtful            $1,109     $  209    $(1,255)      $   63
                            accounts
                            Allowance for sales returns       $1,136     $    -    $(1,136)      $    -
                          -----------------------------------------------------------------------------

Report of Independent Certified Public Accountants


Board of Directors
Star + Globe Technologies Pte Ltd and Its Subsidiary
Singapore


We have audited the accompanying consolidated balance sheets as of December 31, 1999 and 1998 of Star + Globe Technologies Pte Ltd and subsidiary (the "Company") and the related consolidated statements of operations and comprehensive loss, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with United States generally accepted accounting principles.



                                                    /s/ BDO INTERNATIONAL
                                                    Certified Public Accountants

March 8, 2000
Singapore

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                                    Consolidated Balance Sheets



------------------------------------------------------------------------------------------------------------------
                                                                     These accounts are expressed in U.S. Dollars.

December 31,                                                                         1999                 1998
------------------------------------------------------------------------------------------------------------------
Assets

Current assets:

  Cash and cash equivalents                                                        $2,006,513           $2,813,884
  Accounts receivable:
    Trade (Note 7)                                                                    590,990              172,850
    Grants (Note 3)                                                                    44,377               90,189
    Interest                                                                           25,579               30,207
    Other                                                                              71,900              152,164
  Inventories                                                                               -                4,514
------------------------------------------------------------------------------------------------------------------
Total current assets                                                                2,739,359            3,263,808
------------------------------------------------------------------------------------------------------------------

Property and equipment, net (Note 1)                                                  132,589              150,389
------------------------------------------------------------------------------------------------------------------




                                                                                   $2,871,948           $3,414,197
------------------------------------------------------------------------------------------------------------------



See accompanying summary of accounting policies and notes to consolidated financial statements.

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                                    Consolidated Balance Sheets



---------------------------------------------------------------------------------------------------------------------
                                                                          These accounts are expressed in US dollars.

December 31,                                                                           1999                  1998
---------------------------------------------------------------------------------------------------------------------
Liabilities, Redeemable Preferred Stock and
  Shareholders' Equity (Deficit)

Current liabilities:
  Accounts payable                                                                  $   367,787           $    95,399
  Other payable and accrued expenses                                                    229,975               232,262
  Billings in advance                                                                   100,891               112,632
---------------------------------------------------------------------------------------------------------------------

Total current liabilities                                                               698,653               440,293
---------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 2 and 3)

Redeemable convertible series A preferred stock of
  S$0.01 par value;  2,500,000 shares authorized;
     2,350,000 shares issued and outstanding; redeemable at S$2 per share
     (US$1.20) (in the aggregate $2,820,000)                                          2,820,000             2,820,000
---------------------------------------------------------------------------------------------------------------------

Shareholders' equity (deficit) (Note 4):
  Common stock of S$1 par value; 6,975,000 shares authorized;                         1,901,250             1,867,500
     3,168,750 and 3,112,500 shares issued and outstanding
  Additional paid-in capital                                                            141,805                     -
  Unearned compensation (Note 4)                                                       (114,691)                    -
  Other accumulated comprehensive loss                                                     (754)                    -
  Accumulated deficit                                                                (2,574,315)           (1,713,596)
---------------------------------------------------------------------------------------------------------------------

Total shareholders' equity (deficit)                                                   (646,705)              153,904
---------------------------------------------------------------------------------------------------------------------

                                                                                    $ 2,871,948           $ 3,414,197
---------------------------------------------------------------------------------------------------------------------



See accompanying summary of accounting policies and notes to consolidated financial statements.

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                          Consolidated Statements of Operations
                                                         and Comprehensive Loss




--------------------------------------------------------------------------------------------------------------------
                                                                         These accounts are expressed in US dollars.

Year Ended December 31,                                                              1999                   1998
--------------------------------------------------------------------------------------------------------------------
Revenues, net (Note 7)                                                            $ 1,868,989             $  932,890

Cost of revenues                                                                      935,290                171,851
--------------------------------------------------------------------------------------------------------------------

Gross profit                                                                          933,699                761,039

Operating expenses:
   Selling, general and administrative                                              1,469,839                818,503
   Research and development expenditure                                               546,411                599,472
   Depreciation                                                                       100,936                 69,021
--------------------------------------------------------------------------------------------------------------------

Total operating expenses                                                            2,117,186              1,486,996
--------------------------------------------------------------------------------------------------------------------

Operating loss                                                                     (1,183,487)              (725,957)

Other income (expense):
   Interest income, net                                                               124,790                 48,212
   Exchange gain(loss)                                                                 38,569                 (5,392)
   Grants received                                                                    159,409                191,897
--------------------------------------------------------------------------------------------------------------------

Total other income                                                                    322,768                234,717
--------------------------------------------------------------------------------------------------------------------

Net loss                                                                             (860,719)              (491,240)

Other comprehensive loss -
  Foreign currency translation adjustment                                                (754)                     -
--------------------------------------------------------------------------------------------------------------------

Comprehensive loss                                                                $  (861,473)            $ (491,240)
--------------------------------------------------------------------------------------------------------------------


See accompanying summary of accounting policies and notes to consolidated financial statements.

                                               Star + Globe Technologies Pte Ltd
                                                              and Its Subsidiary

                       Consolidated Statements of Shareholders' Equity (Deficit)

                                     These accounts are expressed in US dollars.



                                                                                                                           Total
                                       Common Stock        Additional                    Accumulated                   Shareholders'
                                  ---------------------      Paid-in     Unearned       Comprehensive    Accumulated       Equity
                                   Shares     Par Value      Capital    Compensation        Loss           Deficit        (Deficit)
------------------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1998          3,000,000  $1,800,000     $      -     $       -        $        -     $(1,222,356)   $  577,644

Issuance of common stock
  for services
   (Note 4)                         112,500      67,500            -             -                 -               -        67,500

Net loss                                  -           -            -             -                 -        (491,240)     (491,240)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998        3,112,500   1,867,500            -             -                 -      (1,713,596)      153,904

Issuance of common stock
  for services
  (Note 4)                           56,250      33,750            -             -                 -               -        33,750

Issuance of stock options to
  employees for services
  (Note 4)                                -           -      141,805      (114,691)                -               -        27,114

Net loss                                  -           -            -             -                 -        (860,719)     (860,719)

Foreign currency translation
  adjustment                              -           -            -             -              (754)              -          (754)
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999        3,168,750  $1,901,250     $141,805     $(114,691)       $     (754)    $(2,574,315)   $ (646,705)
----------------------------------------------------------------------------------------------------------------------------------



See accompanying summary of accounting policies and notes to consolidated financial statements.

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                          Consolidated Statements of Cash Flows



----------------------------------------------------------------------------------------------------------
                                                               These accounts are expressed in US dollars.

Increase (Decrease) in Cash and Cash Equivalents
Year Ended December 31,                                                        1999                1998
----------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
Net loss                                                                    $ (860,719)         $ (491,240)
Adjustments to reconcile net loss to net cash used in operating activities
  Depreciation                                                                 100,936              69,021
  Common stock issued for services                                              33,750              67,500
  Stock options issued for services                                             27,114                   -
  Fixed assets written off                                                         379                   -
  Change in operating assets and liabilities:
    Accounts receivable and other receivables                                 (287,436)           (191,113)
    Inventories                                                                  4,514              (1,466)
    Accounts payable, other payable and accrued expenses                       270,101              93,435
    Billings in advance                                                        (11,741)             78,562
----------------------------------------------------------------------------------------------------------

Net cash used in operating activities                                         (723,102)           (375,301)
----------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Purchases of property and equipment                                          (91,704)            (60,184)
----------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Proceeds from issuance of preferred stock                                          -           2,820,000
  Capital grants received                                                        8,189               1,466
----------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                        8,189           2,821,466
----------------------------------------------------------------------------------------------------------

Effect of foreign exchange rates on cash                                          (754)                  -

Increase (decrease) in cash and cash equivalents                              (807,371)          2,385,981

Cash and cash equivalents, beginning of year                                 2,813,884             427,903
----------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                      $2,006,513          $2,813,884
----------------------------------------------------------------------------------------------------------



See accompanying summary of accounting policies and notes to consolidated financial statements.

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                                 Summary of Accounting Policies
-------------------------------------------------------------------------------
Nature of Operations          Star + Globe Technologies Pte Ltd (the "Company")
                              was incorporated in the Republic of Singapore on April 23, 1996. Star + Globe Technologies, Inc., a wholly owned subsidiary of the Company, was incorporated on February 28, 1998 in the State of California, USA.

                              The principal activities of the Company and the subsidiary are the development and sale of multi-lingual end-user and information service software tools.

Principles of                 The accompanying consolidated financial statements
Consolidation                 include the accounts of the Company and its wholly
                              owned subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash                 For the purposes of the statement of cash flows,
Equivalents                   the Company considers all highly liquid
                              investments including demand deposits with an original maturity of three months or less to be cash equivalents.

Revenue Recognition           The Company recognizes revenue earned from the
                              sale of products net of sales returns, trade allowances and duties and taxes paid. Sales are recognized upon delivery to customers.

                              Fees billed in advance for maintenance contracts are held in the balance sheet as advance billings and earned over the period of the contract.

                              Grants for research and development are recognized in the period in which the related costs are incurred.

Inventories                   Inventories consist of packing materials and are
                              stated at the lower of cost or market value. Cost is determined on a first-in first-out basis.

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                                 Summary of Accounting Policies
--------------------------------------------------------------------------------

Property and Equipment        Property and equipment are stated at cost. Upon
                              retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

                              Depreciation is computed principally using the straight-line method of accounting over the estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the estimated useful life or over the term of the lease.

Long-Lived Assets             Long-lived assets are reviewed for impairment
                              whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected future cash flow from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the asset's fair value.

Income Taxes                  The Company accounts for income taxes under the
                              liability method, which requires an entity to recognize deferred tax assets and liabilities.
                              Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Research and Development      Research and development costs are expensed as
                              incurred. Statement of Financial Accounting
                              Standards 86, "Accounting for the Costs of
                              Computer Software to Be Sold, Leased, or Otherwise
                              Marketed", does not materially affect the Company.

Foreign Currency              The Company maintained its accounting records in
                              Singapore dollars as it considers Singapore dollars to be its functional currency.

                              The accompanying financial statements have been translated into the U.S. dollar. Assets and liabilities are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a cumulative translation adjustment in consolidated shareholders' equity (deficit). Foreign currency gains and losses resulting from transactions are included in results of operations in the period in which the transactions occurred.

                              The exchange rate used for translating the Singapore dollar denominated financial statements into US dollars was S$1 = US$.60 as of December 31, 1999 and 1998.

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                                 Summary of Accounting Policies
--------------------------------------------------------------------------------

Stock Options                 The Company applies APB Opinion 25, "Accounting
                              for Stock Issued to Employees" ("APB Opinion 25") and related Interpretations in accounting for all stock option plans. Under APB Opinion 25, compensation cost is recognized for stock options issued to employees when the exercise price of the Company's stock options granted is less than the market price of the underlying common stock on the date of grant. Statement of Financial Accounting
                              Standards No. 123, "Accounting for Stock-Based
                              Compensation" ("SFAS No. 123") requires the
                              Company to provide pro forma information regarding net income (loss) as if compensation cost for the Company's employee stock options plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the date of grant by using the Black-Scholes option-pricing model. The Company accounts for options to non-employees using SFAS No. 123.

Comprehensive Loss            Comprehensive loss is comprised of net loss and
                              all changes to the consolidated statement of shareholders' equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders.

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                                 Summary of Accounting Policies
--------------------------------------------------------------------------------

Use of Estimate               The preparation of financial statements in
                              conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of             The Company's financial instruments that are
Credit Risk                   exposed to concentrations of credit risk consist
                              primarily of cash and accounts receivable.

                              The Company at times maintains large cash balances at financial institutions. The Company has not experienced any losses in its cash accounts. The Company reviews a customer's credit history before extending credit and establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends and other information. Management of the Company has determined that there are no anticipated credit losses in its accounts receivable at December 31, 1999 and 1998. Generally, the Company does not require collateral from its customers.

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                     Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------




1.  Property and              Property and equipment are as follows:
    Equipment
                              December 31,                                             1999         1998
                              ---------------------------------------------------------------------------


                              Leasehold improvements                               $  82,257    $  80,893
                              Furniture and fixtures                                  27,203       17,119
                              Office equipment                                        23,020       22,928
                              Computer equipment                                     148,254       87,030
                              Computer software                                       35,198       46,117
                              ---------------------------------------------------------------------------

                                                                                     315,932      254,087

                              Accumulated depreciation and
                                amortization                                         183,343      103,698
                              ---------------------------------------------------------------------------

                              Net property and equipment                           $ 132,589    $ 150,389
                              ---------------------------------------------------------------------------

2.  Lease                     The Company leases office space under operating leases. Future minimum
    Commitments               lease payments under such leases follow:


                              Year Ending December 31,                                               1999
                              ---------------------------------------------------------------------------

                              2000                                                              $ 107,608
                              2001                                                                 72,317
                              2002                                                                 60,264
                              ---------------------------------------------------------------------------
                                                                                                $ 240,189
                              ---------------------------------------------------------------------------

                              Total rent expense for the years ended December 31, 1999 and 1998 was approximately $107,600 and $99,000.

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                     Notes to Consolidated Financial Statements

3.  Contingencies             During 1999, the Company received a research and
                              development grant from the National Science &
                              Technology Board ("NSTB") in the amount of S$168,150 (US$100,890). This project commenced from March 15, 1999 and ends on September 1, 2000.
                              The Company will be reimbursed as costs are incurred. Under the terms of the grant, the grant is subject to termination, as subsequent to year end, the Company's ownership and control has changed (see Note 6). The Company may not be entitled to future reimbursement of funds under the grant. As of December 31, 1999, the Company has an amount receivable under the grant of S$73,962 (US$44,377).

                              The Company is currently in discussions with its largest customer (see Note 7) with respect to a number of issues arising from a Globalization Service Agreement (the "Agreement") dated November 23, 1998. The customer is asserting that certain deliverables under the Agreement may have not met the acceptable standards as well as the determination of independent bench-markers. Also, there is an issue as to whether the customer provided proper notification and description of errors and accuracies in the deliverables in accordance with the terms of the Agreement. As this matter involves questions of fact which have not yet been ascertained, the Company and its legal counsel are unable to render an opinion on the extent of potential liability of the Company, if any, with respect to this matter. As such, the Company has not recorded a liability as of December 31, 1999.

4.  Shareholders'             Redeemable Convertible Series A Preferred Stock
    Equity
                              During the latter part of 1998, the Company issued a total of 2,350,000 shares of redeemable convertible Series A preferred stock of S$0.01
                              (US$0.006) each at S$2 (US$1.20) per share. The preferred stock provides for an annual dividend of S$0.16 (US$0.096) per share and are redeemable at the option of the holders at any time for cash at S$2 (US$1.20) per share plus unpaid dividends or convertible into common stock at a conversion price of S$2 (US$1.20) per share.


                              Common Stock Issued for Services

                              For the years ended December 31, 1999 and 1998, the Company issued 56,250 and 112,500 shares of common stock of S$1 (US$0.60) valued at $33,750 and $67,500 to a Director.

                              Employee Stock Option Plan

                              On July 22, 1998, the stockholders of the Company approved The Employee Share Option Plan (the "Plan"). On February 12, 1999, the Company approved and increased its share allocation under the Plan from 400,000 common stock to 657,350 common stock of S$1 each.

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                     Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

                                            Exercise Price and
                                             Weighted Average
                             Number of      Exercise Price per      Expiration
                              Shares            Share $               Dates
       -----------------------------------------------------------------------
       January 1, 1998              -                   -                    -
           Granted            181,500                 .60          2000 - 2002
       -----------------------------------------------------------------------

       December 31, 1998      181,500                 .60          2000 - 2002
           Granted            227,118                 .60          2004 - 2008
       -----------------------------------------------------------------------

       December 31, 1999      408,618                 .60          2000 - 2008
       -----------------------------------------------------------------------

                                                                     Options
       -----------------------------------------------------------------------
       Weighted average fair value of options                         $.72
         granted during 1999

       Weighted average fair value of options
         granted during 1998                                          $.11
       -----------------------------------------------------------------------

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                     Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

                              The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for the plans. Under APB Opinion 25, when the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the date of grant, compensation cost is recognized.

                              During 1999, the Company granted stock options to its employees at an exercise price that was less than the market price at the date of the grant. These options vest over a five to ten year period. During 1999, the Company recognized $27,114 in compensation expense, and as of December 31, 1999, the Company has recorded $114,691 as unearned compensation.

                              FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide pro forma information regarding net loss and net loss per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999 and 1998: dividend yield of 0 percent for both years; expected volatility of 0 percent for both years; risk-free interest rates of 4.18% and 5.94% and expected lives of 5 to 10 years.

                              Under the accounting provisions for SFAS No. 123, the Company's net loss and net loss per share would have been increased by the pro forma amounts indicated below:

                              Year Ended December 31,       1999         1998
                            ---------------------------------------------------

                              Net loss:
                                As reported              $(860,719)   $(491,240)
                                Pro forma                $(872,023)   $(495,668)

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                     Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------


             The following information summarizes stock options outstanding and exercisable at December 31, 1999.

                    Outstanding
      ------------------------------------
                                  Weighted Average             Exercisable
                               ----------------------    ----------------------
                                Remaining
      Range of                 Contractual                Number      Weighted
      Exercise     Number       Life in      Exercise    Exercis-     Average
      Prices $   Outstanding      Years       Price $     able       Exercise $
      -------------------------------------------------------------------------

        .60       408,618           7          .60       142,868        .60

5.  Supplemental       No payments for income taxes were made in 1999 or 1998.
    Disclosures of     Cash payments for interest amounted to $10 and $134 in
    Cash Flow          1999 and 1998.
    Information

6.  Subsequent         On January 14, 2000, LanguageWare.net (Company) Ltd.
    Events             ("LanguageWare.net") acquired all of the issued and
                       outstanding common stock and redeemable convertible
                       Series A preferred stock of the Company.

                       Upon the acquisition of the Company by LanguageWare.net, the 1997 Employee Share Option Plan was modified so that any stock option granted up to that date under the Plan became immediately exercisable by each grantee. 86,618 shares under the Plan were exercised on January 12, 2000.

7.  Significant        As of December 31, 1999, one customer represented 98% of
    Customers          trade accounts receivable. As of December 31, 1998, one
                       customer represented 40% of trade accounts receivable.

                       For the year ended December 31, 1999, one customer represented 82% of total revenues. For the year ended December 31, 1998, two customers represented 38% and 11% of total revenues.

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                     Notes to Consolidated Financial Statements

8.  Income Taxes              At December 31, 1999, the Company has tax losses
                              of approximately US$2,266,133 available for offset against future taxable income subject to confirmation by the Singapore tax authorities and also subject to the provisions of Section 37 of the Singapore Income Tax Act.

                              At December 31, 1999, the Company had available U.S. net operating loss carryforwards of approximately $154,000 for tax reporting purposes. These U.S. net operating loss carryforwards expire through 2020. These carryforwards are subject to various limitations imposed by the rules and regulations of the Internal Revenue Service.

                              Under Section 37 (5) of the Singapore Income Tax Act, a Company utilizing the unabsorbed losses against its chargeable income is required to satisfy the Tax Comptroller that there has been no substantial change in the Company's shareholders in the relevant periods.

                              In the event that there is a substantial change in the Company's shareholders, the Company can apply under Section 37 (8) of the Singapore Income Tax Act for a waiver from the requirement to meet the continuity of ownership test as set out in Section 37 (5). In this respect, the Company would have to prove to the Comptroller's satisfaction that the change in shareholders was not motivated by any tax advantage or benefit.

                              Due to a substantial change of shareholders in the relevant dates, the Company applied for a waiver of substantial shareholders test for financial years 1997 and 1998 but to date has not received a reply.

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                     Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------


                              There has been a further substantial change in shareholders in January 2000. The Company has not yet applied for a waiver in respect of this change. If no waiver is applied for by the Company or if applied for but not granted, none of the accumulated unabsorbed tax losses will be available for offset against the future profit.

                              There were no tax credits established in the statements of operations since the Company has a 100 percent valuation allowance for the tax benefit of net deductible temporary differences and operating loss carryforwards. Management is not able to determine if it is more likely than not that the deferred tax assets will be realized.

                              The Company has deferred tax assets with a 100 percent valuation allowance at December 31, 1999 and 1998. The tax effect on the components is as follows:

                              December 31,                     1999        1998
                              -------------------------------------------------

                              Singapore net operating loss
                                carryforwards               $ 589,000 $ 411,000
                              Basis difference in current
                                liabilities                         -   (14,000)
                              U.S. net operating loss
                                carryforwards                  58,000    26,000
                              -------------------------------------------------
                                                              647,000   423,000

                              Valuation allowance            (647,000) (423,000)
                              -------------------------------------------------

                                                            $       - $       -
                              -------------------------------------------------

                                              Star + Globe Technologies Pte Ltd
                                                             and Its Subsidiary

                                     Notes to Consolidated Financial Statements

-------------------------------------------------------------------------------

                  A reconciliation of the income taxes at the federal statutory rate to the effective tax rate is as follows:

                  Year Ended December 31,                     1999         1998
                  -------------------------------------------------------------

                  Income tax benefit computed at the
                    statutory rate                       $ (292,000) $ (167,000)
                  Singapore tax statutory rate
                    differences                              72,000      48,000
                  State income tax benefit net of U.S.
                    Federal income tax benefit              (14,000)     (8,000)
                  Other - permanent differences              10,000           -
                  Change in valuation allowance             224,000     127,000
                  -------------------------------------------------------------

                  Income tax benefit                     $        -  $        -
                  -------------------------------------------------------------

LanguageWare.net (Company) Ltd.
Unaudited Pro Forma Condensed Consolidated Statement of Operations

The following Unaudited Pro Forma Condensed Consolidated Statement of Operations give effect to the acquisition by the Company of Star+Globe and are based on the estimates and assumptions set forth herein. This pro forma presentation has been prepared utilizing historical financial statements and notes thereto, certain of which are included herein as well as pro forma adjustments as described in the Notes to the unaudited Pro Forma Condensed Consolidated Financial Statement. The pro forma financial data does not purport to be indicative of the results which actually would have been obtained had the acquisition been effected on the date indicated or the results which may be obtained in the future.

The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1999 includes the operating results of the Company and Star+Globe assuming the acquisition occurred on January 1, 1999.

The Unaudited Pro Forma Condensed Consolidated Statement of Operations is presented for illustrative purposes only and do not purport to represent what the Company's results of operations would have been had the acquisition described herein occurred on the date indicated for any future period or at any future date, and are therefore qualified in their entirety by reference to and should be read in conjunction with the historical consolidated financial statements of the Company for the year ended December 31, 1999 and the historical financial statements of Star+Globe contained elsewhere herein.

Acquisition

On January 14, 2000, LanguageWare.net acquired all of the capital stock of Star+Globe, a privately-held Singapore company, for an aggregate purchase price of approximately $6.5 million.

Star+Globe provides proprietary Asian character processing technology for the Internet. It is located in Singapore. The assets of Star+Globe consist primarily of cash, accounts receivables, property and equipment and certain intangible assets. The Company intends to continue the business of Star+Globe substantially in accordance with past practices, with modification to fit the Company's systems and procedures.

                                                 LanguageWare.net (Company) Ltd.
              Unaudited Pro Forma Condensed Consolidated Statement of Operations
                                                    Year Ended December 31, 1999


----------------------------------------------------------------------------------------------------------------

                           LanguageWare.net           Star + Globe           Adjustments           Pro Forma
                     -------------------------------------------------------------------------------------------

Net sales                        $ 1,714,462           $ 1,868,989          $  (760,739)(2)        $ 2,822,712

Cost of sales                      1,163,093               935,290             (760,739)(2)          1,337,644
----------------------------------------------------------------------------------------------------------------

Gross profit                         551,369               933,699                    -              1,485,068
----------------------------------------------------------------------------------------------------------------

Costs and expenses
     Product development costs       283,182               546,411                    -                829,593
     Marketing expenses              722,305                     -                    -                722,305
     General and administrative
       expenses                    1,148,501             1,570,775            1,411,541 (1)          4,130,817
----------------------------------------------------------------------------------------------------------------

Total costs and expenses           2,153,988             2,117,186            1,411,541              5,682,715
----------------------------------------------------------------------------------------------------------------

Loss from operations              (1,602,619)           (1,183,487)          (1,411,541)            (4,197,647)
----------------------------------------------------------------------------------------------------------------

Interest and other
     Interest expense               (679,615)                    -                    -               (679,615)
     Interest income                       -               124,790                    -                124,790
     Exchange gain                         -                38,569                    -                 38,569
     Grants earned                         -               159,409                    -                159,409
----------------------------------------------------------------------------------------------------------------

Total interest and other            (679,615)              322,768                    -               (356,847)
----------------------------------------------------------------------------------------------------------------

Loss before extraordinary
  item                           $(2,282,234)          $  (860,719)         $(1,411,541)           $(4,554,494)
----------------------------------------------------------------------------------------------------------------

Net loss per share before
  extraordinary item
  Basic and diluted              $     (0.08)                                                      $     (0.07)

Basic and diluted weighted
  average number of shares
  outstanding                     30,406,700                     -           33,673,361 (3)         64,080,061
----------------------------------------------------------------------------------------------------------------

See notes to the unaudited pro forma condensed consolidated statement of operations.

LanguageWare.net (Company) Ltd.
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Note 1   To reflect the acquisition of Star + Globe.

The following is the preliminary allocation of the purchase price based on the fair value of the assets acquired and the liabilities assumed.



                                                                                                Annual
                                                 Estimated Life        Purchase Price      Depreciation and
                                                      Years              Allocation          Amortization
-------------------------------------------------------------------------------------------------------------

Allocation of purchase price:
  Cash                                                 N/A              $ 2,006,513
  Accounts receivable, net                             N/A                  590,990
  Other current assets                                 N/A                  141,856
  Property and equipment                               N/A                  132,589*
  Completed technology                                   3                3,350,000             $1,116,667
  Other intangible assets                           3 to 4                  800,000                262,500
  Goodwill                                               5                  161,872                 32,374
-------------------------------------------------------------------------------------------------------------
                                                                          7,183,820             $1,411,541
  Less:
  Accounts payable                                                          367,787
  Other current liabilities                                                 330,866
-------------------------------------------------------------------------------------------------------------

Total purchase price                                                      6,485,167

Purchase consideration:
  Value of common stock                                                  (4,734,475)
  Value of options                                                       (1,735,183)
  Direct costs of the acquisition                                           (15,509)
-------------------------------------------------------------------------------------------------------------
                                                                        $         -
-------------------------------------------------------------------------------------------------------------

*Depreciation expense of Star + Globe included in the historical statements of operations totaled $100,936 and is reflective of the proforma depreciation expense.

Note 2  To eliminate intercompany revenues and expenses.

Note 3 To reflect the 33,673,361 shares of LanguageWare.net common stock issued in the acquisition of Star + Globe.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses in connection with the issuance and distribution of the securities registered under this Registration Statement are estimated to be as follows:

Securities and Exchange Commission Registration Fee...............$  16,320
Printing and Engraving Expenses...................................    5,000
Legal Fees and Expenses...........................................    5,000
Accounting Fees and Expenses......................................   10,000
Transfer Agent Fees...............................................    1,000

         Total....................................................$  37,320
                                                                  ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Association of the Company provide that, to the fullest extent permitted by the Israeli Companies' Ordinance (New Version), 1983, as amended (the "Companies Ordinance"), the Company may indemnify its directors and officers for (i) any financial liability imposed upon them for the benefit of a third party by a judgment, including a settlement or arbitration decision certified by a court, as a result of an act or omission of such person in his capacity as a director or officer of the Company; and (ii) reasonable litigation expenses, including legal fees, incurred by such director or officer or which he is obligated to pay by a court order, in a proceeding brought against him by or on behalf of the Company or by others, or in connection with a criminal proceeding in which he was acquitted, in each case relating to acts or omissions of such person in his capacity as a director or officer of the Company ("Indemnifiable Event").

         The Company's Articles of Association provide that, to the fullest extent permitted by the Companies Ordinance, the Company may procure directors' and officers' liability insurance for (i) breach of the duty of care by any director or officer owed to the Company or to any other person; (ii) breach of fiduciary duty by any officer or director owed to the Company, provided such person acted in good faith and had reasonable cause to assume that the action would not prejudice the interests of the Company; and (iii) any financial liability imposed upon any director or officer for the benefit of a third party by reason of an act or omission of such person in his capacity as a director or officer of the Company. The Company has a directors' and officers' liability insurance policy that insures the Company's officers and directors against certain liabilities.

         Under the Companies Ordinance, the Company may not indemnify or procure insurance coverage for the liability of its Office Holders (as defined in the Companies Ordinance) in respect of any monetary obligation imposed by reason of
(i) an act or omission which constitutes a breach of fiduciary duty, except to the extent described above; (ii) a willful breach of the duty of care or reckless disregard of the circumstances or consequences of such breach; (iii) an act or omission done with the intent to unlawfully realize personal gain; or (iv) a fine or penalty imposed for a criminal offense.

         The Companies Ordinance defines an "Office Holder" to include a director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the general manager, and any person assuming the responsibilities of the foregoing positions without regard to such person's title.

         In addition, pursuant to the Companies Ordinance, indemnification of, and procurement of insurance coverage for, an Office Holder of the Company is permitted if it is approved by the Company's Audit Committee and Board of Directors. In certain circumstances, the Companies Ordinance also requires approval of such indemnification and insurance by the Company's shareholders.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER            EXHIBIT TITLE
------            -------------
         3.1(a)   Memorandum of Association of Registrant (filed as Exhibit 3.1(a) to the Company's Registration Statement
                  No. 33-92754).*

         3.1(b)   Certificate of Name Change dated October 23, 1994 (filed as Exhibit 3.1(b) to the Company's Registration
                  Statement No. 33-92754).*

         3.1(c)   Certificate of Name Change dated April 23, 1995 (filed as Exhibit 3.1(c) to the Company's Registration
                  Statement No.33-92754).*

         3.1(d)   Certificate of Name Change dated October 6, 1999 (filed as Exhibit 99.1 to the Company's  Form 8-K on
                  October 18, 1999)*

         3.2(a)   Articles of Association of Registrant (filed as Exhibit 3.2 to the Company's Registration Statement No.
                  33-92754).*

         3.2(b)   Authorization of Registration of Increase in Share Capital dated July 18, 1999 (filed as Exhibit 3.2(b) to the Company's Form 10Q on May 12, 1999)*

         4.1      Form of Ordinary Share Certificate (filed as Exhibit 4.1 to the Company's Registration Statement No.
                  33-92754).*

         4.2      Form of Underwriter's Warrant Agreement (filed as Exhibit 4.4 to the Company's Registration Statement No.
                  33-92754).*

         4.3      Form of Bridge Financing Warrant dated as of May 22, 1995 between the Company and each of the Holders
                  (filed as Exhibit 4.5 to the Company's Registration Statement No. 33-92754).*

EXHIBIT
NUMBER            EXHIBIT TITLE
------            -------------

         4.4      Form of Representative's Warrant Agreement, between the Company and Sands Brothers & Co, Ltd., as representative of the several underwriters (filed as Exhibit 4.4 to the Company's Registration Statement
                  No. 333-7637). *

         4.5      Form of IMR Warrant dated as of November 22, 1996 between the Company and IMR Fund, L.P. (filed as Exhibit
                  4.5 to the Company's Registration Statement No. 333-7637).*

         4.6      Form of Redeemable Warrant Agreement dated as of November 22, 1996 between the Company, Sands Brothers &
                  Co., Ltd., as representative of the several underwriters, and American Stock Transfer & Trust Company
                  (filed as Exhibit 4.6 to the Company's Registration Statement No. 333-7637).*

         4.7      Form of Redeemable Warrant Certificate (filed as Exhibit 4.6 to the Company's Registration Statement No.
                  333-7637).*

         4.8      Form of Unit Certificate (filed as Exhibit 4.6 to the Company's Registration Statement No. 333-7637).*

         4.9      Securities Purchase Agreement dated August 5, 1997, between CC Investments LDC and Accent Software
                  International Ltd., which includes the Convertible Debenture, two Warrant Agreements and the Registration
                  Rights Agreement as exhibits thereto. (filed as Exhibit 4.1 to the Company's Registration Statement filed on August 27, 1997, Reg. No. 333-34455).*

         4.10     Warrant Agreement with The Shemano Group, Inc. (filed as Exhibit 4.6 to the Company's Registration
                  Statement filed on October 16, 1997, Reg. No. 333-380043).*

         4.11     Warrant Agreement with Equity Management Partners LLP (filed as Exhibit 4.7 to the Company's Registration
                  Statement filed on October 16, 1997, Reg. No. 333-38043).*

         4.12     Warrant Agreement with Brad Gillingham (filed as Exhibit 4.8 to the Company's Registration Statement filed on October 16, 1997, Reg. No. 333-38043).*

         4.13     Form of Warrant Agreement covering warrant agreements with Robert J. Laikin, Michael Mosher and
                  Manufacturers Indemnity and Insurance Company of America (filed as Exhibit 4.9 to the Company's
                  Registration Statement filed on October 16, 1997, Reg. No. 333-38043).*

         4.14     Form of Securities Purchase Agreement dated November 6, 1997, between Accent Software International Ltd., and CC Investments LDC, Nelson Partners, Olympus Securities, Ltd., Marshall Companies, Profinsa Investments,
                  which includes the Convertible Debenture, the Warrant Agreement, Registration Rights Agreement and Certificate
                  of Designation as exhibits thereto. (filed as Exhibit 4.1 to the Company's Registration Statement filed on
                  November 6, 1997, Reg. No. 333-39697).*

         4.15     Warrant Agreement with The Shemano Group, Inc. (filed as Exhibit 4.1 to the Company's Form  S-3 filed on
                  November 6, 1997, Reg. No. 333-39697).*

EXHIBIT
NUMBER            EXHIBIT TITLE
------            -------------

         4.1      Form of Warrant to Lernout & Hauspie Speech Products, N.V. (filed as Exhibit 4.16 to the Company's Form
                  10-Q on May 12, 1999)*

         4.17     Form of Warrant to L&H Investment Company, N.V. (filed as Exhibit 4.17 to the Company's Form 10-Q on May
                  12, 1999)*

         4.18     Certificate of Designation for Series C Preferred Stock (filed as Exhibit 4.18 to the Company's Form 10Q on November 12, 1999)*

         4.19     Certificate of Designation for Series D Preferred Stock (filed as Exhibit 4.19 to the Company's Form 10Q on
                  November 12, 1999)*

         5.1      Opinion of Yigal Arnon & Co. regarding the legality of the securities being issued.**

        10.1      Stock Purchase Agreement between IMR Investments V.O.F. and Kivun Computers Company (1988), Ltd., Robert
                  Rosenschein, Jeffrey Rosenschein, Accent Software Partners, Pal-Ron Marketing, Ltd., and KZ Overseas
                  Holding Corp., dated as of May 11, 1994, as amended July 20, 1995 (filed as Exhibit 10.1 to the Company's
                  Form 10-K on April 1, 1996).*

        10.2      Shareholders' Agreement by and among Kivun Computers Company (1988) Ltd., Robert Rosenschein, Dr. Jeffrey
                  Rosenschein, Pal-Ron Marketing, Ltd., Accent Software Partners, KZ Overseas Holding Corp. and IMR Investments
                  V.O.F., dated May 11, 1994, as amended July 20, 1995 (filed as Exhibit 10.2 to the Company's Form 10-K on
                  April 1, 1996).

        10.3(a)   Option Agreement dated March 23, 1993 between the Company and Robert S. Rosenschein  (filed as Exhibit
                  10.3(a) to the Company's Registration Statement No. 33-92754).*

        10.3(b)   Schedule of other option agreements substantially identical in all material respects to the option agreement filed as Exhibit 10.3(a) (filed as Exhibit 10.3(b) to the Company's Registration Statement No. 33-92754).*

        10.4(a)   Warrant Acquisition Agreement dated January 1, 1995 between the Registrant and Robert S. Rosenschein
                  (filed as Exhibit 10.4(a) to the Company's Registration Statement No. 33-92754).*

        10.4(b)   Schedule of other warrant acquisition agreements substantially identical in all material respects to the warrant agreement (filed as Exhibit 10.4(b) to the Company's Registration Statement No. 33-92754).*

        10.5      Form of Registration Rights Agreements dated as of May 22, 1995 between the Company and each of the Holders
                  (filed as Exhibit 10.5 to the Company's Registration Statement No. 33-92754).*

EXHIBIT
NUMBER            EXHIBIT TITLE
------            -------------
        10.6(a)   Employee Share Option Plan (1995) (filed as Exhibit 10.7(a) to the Company's Registration Statement No.
                  33-92754).*

        10.6(b)   Amended and Restated Employee Share Option Plan (1995) (filed as Exhibit 4.2 to the Company's Registration
                  Statement No. 333-04285).*

        10.6(c)   Non-Employee Director Share Option Plan (1995) (filed as Exhibit 10.7(b) to the Company's Registration
                  Statement No. 33-92754).*

        10.6(d)   Amended and Restated Non-Employee Share Option Plan (1995) (filed as Exhibit 4.2 to the Company's
                  Registration Statement No. 333-07965).*

        10.6(e)   Amended and Restated Non-Employee Share Option Plan (1995) (filed as Exhibit 10-6(e) to the Company's
                  Form 10-K on March 31, 1998).*

        10.6(f)   Non-Employee Share Option Plan (1998) (filed as Exhibit B to the Company's Form 14-A on April 29, 1998)*

        10.6(g)   CEO Share Option Plan (1999) (filed as Exhibit 10.6(f) to the Company's Form 10-Q on August 11, 1999)*

        10.6(h)   LanguageWare.net (Company) Ltd. Star+Globe Share Option  Plan (2000) (filed as Exhibit 10.6(g) to the
                  Company's Form 10-K on March 31, 2000)*

        10.7      Employment Agreement between the Company and Todd A. Oseth, dated February 3, 1997  (filed as exhibit
                  10.7(b) to the Company's Form 10-K on March 31, 1998).*

        10.8      Agreement between the Company and The Bank for Industrial Development (filed as Exhibit 4-1 to the Company's
                  Form S-3 on August 4, 1998)*

        10.9      Stock Purchase Agreement between the Company and Gotham Bay partners LLC dated July 14, 1999 (filed as
                  Exhibit 10.13 to the Company's Form 10-Q on August 11, 1999)*

        10.10     Stock Purchase Agreement, dated as of January 14, 2000, by and among LanguageWare.net (Company) Ltd., Star+Globe
                  Technologies Pte. Ltd., Technology Fund Pte. Ltd., KRDL Holdings Pte. Ltd., Technology Fund II Pte. Ltd.,
                  Seed Ventures II Limited, Info Tech Ventures Limited, Vertex Technology Fund Pte. Ltd., NIF Asian Pre-IPO
                  Fund Limited, Asia-Pacific Ventures II Ltd., Virginia Cha, James L. Kelly, Lernout & Hauspie Investment
                  Co., N.V. and WIIG Global Ventures Pte. Ltd. (filed as Exhibit 2 to the Company's Form 8-K on January 28,
                  2000)*

        23.1      Consent of BDO Seidman, LLP.

        23.2      Consent of BDO Shlomo Ziv & Co.

        23.3      Consent of BDO International

EXHIBIT
NUMBER            EXHIBIT TITLE
------            -------------

        23.4      Consent of Yigal Arnon & Co. (included in Exhibit 5.1).

        24.1      Power of Attorney (see signature page).

----------------------
 * Incorporated by reference.
** To be filed by amendment.

ITEM 17. UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, with changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or

15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, Languageware.net (Company) Ltd. has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on this 23rd day of May, 2000.

                                         LANGUAGEWARE.NET (COMPANY) LTD.

                                         By:  /s/ Todd Oseth
                                            -----------------------------------
                                            Todd A. Oseth,
                                            President and Chief Executive
                                            Officer


                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Todd A. Oseth and Tom Foster and each one of them, acting individually and without the other, as his or her attorney-in-fact, each with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                          Title                             Date
---------                          -----                             ----
/s/ Todd Oseth
--------------------------     Director, President               May 23, 2000
Todd A. Oseth                  and CEO
                               (Principal Executive Officer)

/s/ Thomas Foster
--------------------------     Chief Financial Officer           May 23, 2000
Thomas B. Foster               (Principal Accounting and
                               Financial Officer)

/s/ Fred Snow
--------------------------     Director, Chairman                May 23, 2000
Fred A. Snow                   of the Board

Signature                          Title                             Date
---------                          -----                             ----
/s/ Francis Vanderhoydonck
--------------------------     Director                          May 23, 2000
Francis Vanderhoydonck

/s/ Thomas Denys
--------------------------     Director                          May 23, 2000
Thomas Denys

/s/ Juzar Motiwalla
--------------------------     Director                          May 23, 2000
Juzar Motiwalla

/s/ Harold L. Covert
--------------------------     Director                          May 23, 2000
Harold L. Covert

/s/ Daniel Foreart
--------------------------     Director                          May 23, 2000
Daniel Foreart

/s/ John O'Neil
--------------------------     Director                          May 23, 2000
John O'Neil

                                 EXHIBIT INDEX

EXHIBIT
NUMBER            EXHIBIT TITLE
------            -------------
         3.1(a)   Memorandum of Association of Registrant (filed as Exhibit 3.1(a) to the Company's Registration Statement
                  No. 33-92754).*

         3.1(b)   Certificate of Name Change dated October 23, 1994 (filed as Exhibit 3.1(b) to the Company's Registration
                  Statement No. 33-92754).*

         3.1(c)   Certificate of Name Change dated April 23, 1995 (filed as Exhibit 3.1(c) to the Company's Registration
                  Statement No.33-92754).*

         3.1(d)   Certificate of Name Change dated October 6, 1999 (filed as Exhibit 99.1 to the Company's  Form 8-K on
                  October 18, 1999)*

         3.2(a)   Articles of Association of Registrant (filed as Exhibit 3.2 to the Company's Registration Statement No.
                  33-92754).*

         3.2(b)   Authorization of Registration of Increase in Share Capital dated July 18, 1999 (filed as Exhibit 3.2(b) to the Company's Form 10Q on May 12, 1999)*

         4.1      Form of Ordinary Share Certificate (filed as Exhibit 4.1 to the Company's Registration Statement No.
                  33-92754).*

         4.2      Form of Underwriter's Warrant Agreement (filed as Exhibit 4.4 to the Company's Registration Statement No.
                  33-92754).*

         4.3      Form of Bridge Financing Warrant dated as of May 22, 1995 between the Company and each of the Holders
                  (filed as Exhibit 4.5 to the Company's Registration Statement No. 33-92754).*

EXHIBIT
NUMBER            EXHIBIT TITLE
------            -------------

         4.4      Form of Representative's Warrant Agreement, between the Company and Sands Brothers & Co, Ltd., as representative of the several underwriters (filed as Exhibit 4.4 to the Company's Registration Statement
                  No. 333-7637). *

         4.5      Form of IMR Warrant dated as of November 22, 1996 between the Company and IMR Fund, L.P. (filed as Exhibit
                  4.5 to the Company's Registration Statement No. 333-7637).*

         4.6      Form of Redeemable Warrant Agreement dated as of November 22, 1996 between the Company, Sands Brothers &
                  Co., Ltd., as representative of the several underwriters, and American Stock Transfer & Trust Company
                  (filed as Exhibit 4.6 to the Company's Registration Statement No. 333-7637).*

         4.7      Form of Redeemable Warrant Certificate (filed as Exhibit 4.6 to the Company's Registration Statement No.
                  333-7637).*

         4.8      Form of Unit Certificate (filed as Exhibit 4.6 to the Company's Registration Statement No. 333-7637).*

         4.9      Securities Purchase Agreement dated August 5, 1997, between CC Investments LDC and Accent Software
                  International Ltd., which includes the Convertible Debenture, two Warrant Agreements and the Registration
                  Rights Agreement as exhibits thereto. (filed as Exhibit 4.1 to the Company's Registration Statement filed on August 27, 1997, Reg. No. 333-34455).*

         4.10     Warrant Agreement with The Shemano Group, Inc. (filed as Exhibit 4.6 to the Company's Registration
                  Statement filed on October 16, 1997, Reg. No. 333-380043).*

         4.11     Warrant Agreement with Equity Management Partners LLP (filed as Exhibit 4.7 to the Company's Registration
                  Statement filed on October 16, 1997, Reg. No. 333-38043).*

         4.12     Warrant Agreement with Brad Gillingham (filed as Exhibit 4.8 to the Company's Registration Statement filed on October 16, 1997, Reg. No. 333-38043).*

         4.13     Form of Warrant Agreement covering warrant agreements with Robert J. Laikin, Michael Mosher and
                  Manufacturers Indemnity and Insurance Company of America (filed as Exhibit 4.9 to the Company's
                  Registration Statement filed on October 16, 1997, Reg. No. 333-38043).*

         4.14     Form of Securities Purchase Agreement dated November 6, 1997, between Accent Software International Ltd., and CC Investments LDC, Nelson Partners, Olympus Securities, Ltd., Marshall Companies, Profinsa Investments,
                  which includes the Convertible Debenture, the Warrant Agreement, Registration Rights Agreement and Certificate
                  of Designation as exhibits thereto. (filed as Exhibit 4.1 to the Company's Registration Statement filed on
                  November 6, 1997, Reg. No. 333-39697).*

         4.15     Warrant Agreement with The Shemano Group, Inc. (filed as Exhibit 4.1 to the Company's Form  S-3 filed on
                  November 6, 1997, Reg. No. 333-39697).*

EXHIBIT
NUMBER            EXHIBIT TITLE
------            -------------

         4.1      Form of Warrant to Lernout & Hauspie Speech Products, N.V. (filed as Exhibit 4.16 to the Company's Form
                  10-Q on May 12, 1999)*

         4.17     Form of Warrant to L&H Investment Company, N.V. (filed as Exhibit 4.17 to the Company's Form 10-Q on May
                  12, 1999)*

         4.18     Certificate of Designation for Series C Preferred Stock (filed as Exhibit 4.18 to the Company's Form 10Q on November 12, 1999)*

         4.19     Certificate of Designation for Series D Preferred Stock (filed as Exhibit 4.19 to the Company's Form 10Q on
                  November 12, 1999)*

         5.1      Opinion of Yigal Arnon & Co. regarding the legality of the securities being issued.**

        10.1      Stock Purchase Agreement between IMR Investments V.O.F. and Kivun Computers Company (1988), Ltd., Robert
                  Rosenschein, Jeffrey Rosenschein, Accent Software Partners, Pal-Ron Marketing, Ltd., and KZ Overseas
                  Holding Corp., dated as of May 11, 1994, as amended July 20, 1995 (filed as Exhibit 10.1 to the Company's
                  Form 10-K on April 1, 1996).*

        10.2      Shareholders' Agreement by and among Kivun Computers Company (1988) Ltd., Robert Rosenschein, Dr. Jeffrey
                  Rosenschein, Pal-Ron Marketing, Ltd., Accent Software Partners, KZ Overseas Holding Corp. and IMR Investments
                  V.O.F., dated May 11, 1994, as amended July 20, 1995 (filed as Exhibit 10.2 to the Company's Form 10-K on
                  April 1, 1996).

        10.3(a)   Option Agreement dated March 23, 1993 between the Company and Robert S. Rosenschein  (filed as Exhibit
                  10.3(a) to the Company's Registration Statement No. 33-92754).*

        10.3(b)   Schedule of other option agreements substantially identical in all material respects to the option agreement filed as Exhibit 10.3(a) (filed as Exhibit 10.3(b) to the Company's Registration Statement No. 33-92754).*

        10.4(a)   Warrant Acquisition Agreement dated January 1, 1995 between the Registrant and Robert S. Rosenschein
                  (filed as Exhibit 10.4(a) to the Company's Registration Statement No. 33-92754).*

        10.4(b)   Schedule of other warrant acquisition agreements substantially identical in all material respects to the warrant agreement (filed as Exhibit 10.4(b) to the Company's Registration Statement No. 33-92754).*

        10.5      Form of Registration Rights Agreements dated as of May 22, 1995 between the Company and each of the Holders
                  (filed as Exhibit 10.5 to the Company's Registration Statement No. 33-92754).*

EXHIBIT
NUMBER            EXHIBIT TITLE
------            -------------
        10.6(a)   Employee Share Option Plan (1995) (filed as Exhibit 10.7(a) to the Company's Registration Statement No.
                  33-92754).*

        10.6(b)   Amended and Restated Employee Share Option Plan (1995) (filed as Exhibit 4.2 to the Company's Registration
                  Statement No. 333-04285).*

        10.6(c)   Non-Employee Director Share Option Plan (1995) (filed as Exhibit 10.7(b) to the Company's Registration
                  Statement No. 33-92754).*

        10.6(d)   Amended and Restated Non-Employee Share Option Plan (1995) (filed as Exhibit 4.2 to the Company's
                  Registration Statement No. 333-07965).*

        10.6(e)   Amended and Restated Non-Employee Share Option Plan (1995) (filed as Exhibit 10-6(e) to the Company's
                  Form 10-K on March 31, 1998).*

        10.6(f)   Non-Employee Share Option Plan (1998) (filed as Exhibit B to the Company's Form 14-A on April 29, 1998)*

        10.6(g)   CEO Share Option Plan (1999) (filed as Exhibit 10.6(f) to the Company's Form 10-Q on August 11, 1999)*

        10.6(h)   LanguageWare.net (Company) Ltd. Star+Globe Share Option  Plan (2000) (filed as Exhibit 10.6(g) to the
                  Company's Form 10-K on March 31, 2000)*

        10.7      Employment Agreement between the Company and Todd A. Oseth, dated February 3, 1997  (filed as exhibit
                  10.7(b) to the Company's Form 10-K on March 31, 1998).*

        10.8      Agreement between the Company and The Bank for Industrial Development (filed as Exhibit 4-1 to the Company's
                  Form S-3 on August 4, 1998)*

        10.9      Stock Purchase Agreement between the Company and Gotham Bay partners LLC dated July 14, 1999 (filed as
                  Exhibit 10.13 to the Company's Form 10-Q on August 11, 1999)*

        10.10     Stock Purchase Agreement, dated as of January 14, 2000, by and among LanguageWare.net (Company) Ltd., Star+Globe
                  Technologies Pte. Ltd., Technology Fund Pte. Ltd., KRDL Holdings Pte. Ltd., Technology Fund II Pte. Ltd.,
                  Seed Ventures II Limited, Info Tech Ventures Limited, Vertex Technology Fund Pte. Ltd., NIF Asian Pre-IPO
                  Fund Limited, Asia-Pacific Ventures II Ltd., Virginia Cha, James L. Kelly, Lernout & Hauspie Investment
                  Co., N.V. and WIIG Global Ventures Pte. Ltd. (filed as Exhibit 2 to the Company's Form 8-K on January 28,
                  2000)*

        23.1      Consent of BDO Seidman, LLP.

        23.2      Consent of BDO Shlomo Ziv & Co.

        23.3      Consent of BDO International

EXHIBIT
NUMBER            EXHIBIT TITLE
------            -------------

        23.4      Consent of Yigal Arnon & Co. (included in Exhibit 5.1).

        24.1      Power of Attorney (see signature page).

----------------------
 * Incorporated by reference.
** To be filed by amendment.